UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 001-41154

SIDUS SPACE, INC.
(Exact name of registrant as specified in charter)

Delaware	46-0628183
(State or jurisdiction of Incorporation or organization)	I.R.S. Employer Identification No.
150 N. Sykes Creek Parkway, Suite 200 **Merritt Island, FL**	**32953**
(Address of principal executive offices)	(Zip code)

(321) 450-5633
(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common stock, $0.0001 par value	SIDU	The Nasdaq Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: **None.**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined by Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates based on a closing sale price of $2.34 per share, which was the last sale price of the Class A common stock as of June 30, 2024, the last business day of the registrant's most recently completed second fiscal quarter, was $9,538,645.

Number of Class A common shares and Class B common shares outstanding as of March 31, 2025 was 18,204,483 and 100,000, respectively.

Documents Incorporated by Reference: None.

Table of Contents

CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements which are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements may be identified by such forward-looking terminology as "may," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. Our forward-looking statements are based on a series of expectations, assumptions, estimates and projections about our company, are not guarantees of future results or performance and involve substantial risks and uncertainty. We may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in these forward-looking statements. Our business and our forward-looking statements involve substantial known and unknown risks and uncertainties, including the risks and uncertainties inherent in our statements regarding:

- our projected financial position and estimated cash burn rate;

- our estimates regarding expenses, future revenues and capital requirements;

- our ability to continue as a going concern;

- our need to raise substantial additional capital to fund our operations;

- our ability to compete in the global space industry;

- our ability to obtain and maintain intellectual property protection for our current products and services;

- our ability to protect our intellectual property rights and the potential for us to incur substantial costs from lawsuits to enforce or protect our intellectual property rights;

- the possibility that a third party may claim we have infringed, misappropriated or otherwise violated their intellectual property rights and that we may incur substantial costs and be required to devote substantial time defending against these claims;

- our reliance on third-party suppliers and manufacturers;

- the success of competing products or services that are or become available;

- our ability to expand our organization to accommodate potential growth and our ability to retain and attract key personnel;

- the potential for us to incur substantial costs resulting from lawsuits against us and the potential for these lawsuits to cause us to limit our commercialization of our products and services;

All of our forward-looking statements are as of the date of this Annual Report on Form 10-K only. In each case, actual results may differ materially from such forward-looking information. We can give no assurance that such expectations or forward-looking statements will prove to be correct. An occurrence of, or any material adverse change in, one or more of the risk factors or risks and uncertainties referred to in this Annual Report on Form 10-K or included in our other public disclosures or our other periodic reports or other documents or filings filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC") could materially and adversely affect our business, prospects, financial condition and results of operations. Except as required by law, we do not undertake or plan to update or revise any such forward-looking statements to reflect actual results, changes in plans, assumptions, estimates or projections or other circumstances affecting such forward-looking statements occurring after the date of this Annual Report on Form 10-K, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. Any public statements or disclosures by us following this Annual Report on Form 10-K that modify or impact any of the forward-looking statements contained in this Annual Report on Form 10-K will be deemed to modify or supersede such statements in this Annual Report on Form 10-K.

This Annual Report on Form 10-K may contain estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this annual report on Form 10-K from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty, including those discussed in "Risk Factors." We caution you not to give undue weight to such projections, assumptions, and estimates. Further, industry and general publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications, studies, and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.

RISK FACTOR SUMMARY

Our business is subject to significant risks and uncertainties that make an investment in us speculative and risky. Below we summarize what we believe are the principal risk factors but these risks are not the only ones we face, and you should carefully review and consider the full discussion of our risk factors in the section titled "Risk Factors," together with the other information in this Annual Report on Form 10-K. If any of the following risks actually occurs (or if any of those listed elsewhere in this Annual Report on Form 10-K occur), our business, reputation, financial condition, results of operations, revenue, and future prospects could be seriously harmed. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business.

- *Our limited operating history makes it difficult to evaluate our future prospects and the risks and challenges we may encounter.*

- *We have incurred significant losses since inception, we expect to incur losses in the future, and we may not be able to achieve or maintain profitability.*

- *The success of our business will be highly dependent on our ability to effectively market and sell our commercial satellite manufacturing, launch, and data services for small LEO satellites*

- *Any setbacks we may experience during commercial satellite launches and other demonstration and commercial missions could have a material adverse effect on our business, financial condition and results of operation, and could harm our reputation.*

- *The market for commercial satellite manufacturing, launch and data services for small LEO satellites is not well established, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected.*

- *Our ability to grow our business depends on the successful development of our satellites and related technology, which is subject to many uncertainties, some of which are beyond our control.*

- *We routinely conduct hazardous operations in testing of our satellite subsystems, which could result in damage to property or persons. Unsatisfactory performance or failure of our satellites and related technology at launch or during operation could have a material adverse effect on our business, financial condition and results of operation.*

- *We may experience a total loss of our technology and products and our customers' payloads if there is an accident on launch or during the journey into space, and any insurance we have may not be adequate to cover our loss.*

- *Any delays in the development and manufacture of satellites and related technology may adversely impact our business, financial condition and results of operations.*

- *Our customized hardware and software may be difficult and expensive to service, upgrade or replace.*

- *Our satellites may collide with space debris or another spacecraft, which could adversely affect our operations.*

- *If we are unable to adapt to and satisfy customer demands in a timely and cost-effective manner, or if we are unable to manufacture our products at a quantity and quality that our customers demand, our ability to grow our business may suffer.*

- *If we are unable to maintain relationships with our existing launch partners or enter into relationships with new launch partners, we may be unable to reach our targeted annual launch rate, which could have an adverse effect on our ability to grow our business.*

- *Our business is subject to a wide variety of extensive and evolving government laws and regulations. Failure to comply with such laws and regulations could have a material adverse effect on our business.*

PART I

Throughout this Annual Report on Form 10-K, references to "we," "our," "us," the "Company," "Sidus," or "Sidus Space" refer to Sidus Space, Inc., individually, or as the context requires, collectively with its subsidiary.

ITEM 1. BUSINESS

Company Overview

Overview

Founded in 2012, Sidus Space is an innovative, agile space mission enabler providing flexible, cost-effective solutions to government, defense, intelligence, and commercial companies around the globe. Our products and services include satellite manufacturing and technology integration, AI-driven space-based data solutions, mission planning and management operations, AI/ML products and services and space and defense manufacturing. With our mission of Space Access Reimagined®, Sidus is committed to rapid innovation, adaptable and cost-effective solutions, and the optimization of space system and data collection performance.

We offer customers a variety of mission options whether the ability to host a technology, procure a satellite bus, or simply purchase data as a service. Our flight proven modular satellite, LizzieSat® is a 3D printed, multi-sensor, multi-mission satellite, which is the first of its kind, offering a flexible, cost-effective platform that can be easily adapted to integrate new technologies or customized and scaled to create a new satellite design to meet mission requirements.

Through our Sidus Orlaith™ AI ecosystem, we enable near real-time on-orbit data processing, enhancing the speed and efficiency of data delivery from LizzieSat® sensors. Orlaith™ offers high-performance on-orbit edge computing and data processing from diverse sensor sets leveraging Sidus' proprietary FeatherEdge™ hardware and Cielo™ software. Orlaith's systemic capabilities provide industry-leading and differentiated data delivery for a wide range of end uses including methane detection, AIS tracking, border security, and technology characterization. Orlaith's data processing can also be seamlessly customized for new and/or esoteric missions.

As a forward-thinking mission partner, Sidus excels at responding swiftly to change. We work closely with global clients to co-develop mission solutions tailored to both technical requirements and budget constraints. Our Cielo™ AI data processing algorithms can be updated while in orbit, which provides additional mission flexibility. By leveraging our vertically integrated in-house capabilities—engineering, manufacturing, and mission management—we are able to rapidly pivot and deliver at the pace of innovation.

Sidus has demonstrated proven space heritage, successfully launching three hybrid, additively manufactured LizzieSat® satellites equipped with advanced AI edge-computing capabilities in just over 12 months. This achievement underscores our position as a leader in space technology, artificial intelligence, and innovation. This success is built on more than a decade of experience delivering flight-proven systems, platforms, devices, and hardware for customers such as NASA, the Department of Defense (DoD), SpaceX, and Blue Origin. We are strategically headquartered on Florida's Space Coast, which provides easy access to nearby launch facilities, and we operate a 35,000-square-foot manufacturing, assembly, integration, and testing facility which reduces production time. We have an experienced team with expertise in multi-disciplinary engineering, mission-critical hardware manufacturing, satellite design, production, launch planning, mission operations, and in-orbit support.

We continue to focus on innovation and agility. In October of 2024, we received approval from the U.S. Federal Communications Commission (FCC) to operate a micro constellation of remote sensing, multi-mission satellites in Low Earth Orbit (LEO), and we continue to enhance the capabilities of our LizzieSat® platform. Planned enhancements include:

- Open VPX/ SOSA compatible architecture with simplified assembly and integration, reduced mass, and enhanced performance
- Integration of AI processor capable of handling 248 trillion or Tera Operations Per Second (TOPS)
- Upgraded payload processor with Field Programmable Gate Array (FPGA) capable of handling payloads at high speed up to 12 Gb/s; also includes five times more computing power and more speed with a 1.8 GHz quad core processor
- Up to 4 Tb memory storage
- Upgraded 2nd generation FeatherEdge™ AI/ML processor that incorporates a space-to-space data relay module, enabling rapid, direct-to-user data transfer for time-sensitive missions.

Our products and services are offered through several verticals: Satellite Design and Manufacturing; Technology Design and Integration; AI-driven Space-based Data Solutions; Mission Planning Operations; AI/ML Products and Services; and Space and Defense Manufacturing.

Our vertically integrated model with complementary lines of business enables us to unlock new potential revenue generating opportunities while maintaining diversity of revenue. We are not dependent on a single line of business or customer, which provides us the "optionality" to scale where market needs demand. This diversity mitigates risks associated with external factors like macroeconomic shifts or technological disruptions. Our flexibility allows us to adapt swiftly to market changes, supporting growth across all our business lines.

Products and Services

We provide adaptable yet cost-effective solutions with the full understanding and experience of the entire space life cycle from hardware manufacturing to mission planning and operations to space-based data delivery**.**

      Custom satellite design and manufacturing: Sidus provides custom satellite design services, working closely with clients to develop satellite solutions aligned with specific mission objectives. Using the modular LizzieSat® platform, which can be adapted for various technologies and mission requirements, Sidus supports the design and integration process from concept to completion. This flexible approach is intended to deliver tailored satellite designs that can meet a broad range of operational and data collection needs. We currently have three variations of our LizzieSat® platform:

- **LizzieSat®** (Gen 1: LS1-3): Multi-mission satellite for a multi-mission micro constellation
- **LizzieSat-XL** (Gen 2: LS4+): Upgraded VPX Technology for Next Generation Communication
- **Lunar Lizzie:** Expanded battery capacity and atomic clock for precise and accurate clocking

      Sidus also offers fully customized satellite design services for any mission in Leo, Geo, Cislunar or Lunar.

Technology hosting and mission management: Sidus offers technology hosting and mission management services designed to simplify clients' path to space and enable clients to focus on their mission goals without the complexities of satellite operation. Sidus provides integration for a variety of technologies using our LizzieSat® platform. While on-orbit, we provide 24/7/365 real-time routine and non-real-time mission operations, including satellite monitoring, control, and data management. Our support includes:

- Amazon Web Services cloud-based servers for data transfer and archival
- Backup control center capability
- In-house designed C2 routing, encryption, and customer API integration
- Multiple ground station providers available for use to meet customer needs
- Physical and cyber security to ensure satellite and onboard technologies are protected

AI enhanced space-based sensor Data-as-a-Service: Sidus offers AI-enhanced Data-as-a-Service, utilizing the Orlaith[tm] AI ecosystem, which includes our FeatherEdge™ AI processor and Cielo™ AI solutions from space, on the LizzieSat® platform to deliver timely data insights from space. The LizzieSat® design enables simultaneous on-orbit data collection from multiple sensors, with the flexibility to combine data streams in unique ways to support diverse applications and missions from the same platform.

By processing onboard sensor data directly and transmitting only crucial information, the Orlaith[tm] AI ecosystem reduces downlink costs and significantly bolsters response times for critical events. Additionally, Cielo™ AI algorithms can be upgraded while in orbit, providing adaptability for evolving mission needs. The data-as-a-service approach is designed to support applications in environmental monitoring, disaster response, security, and more, offering customers access to near real-time data that can aid in informed decision-making. The data-as-a-service is a subscription-based model with multiple price tiers based on span of data accessed and is applicable to multiple customers including government (e.g., climate change, environmental disasters), defense (e.g., border security), and commercial (e.g., insurance).

Space and Defense Manufacturing: Sidus provides a range of space products and manufacturing services, including mission-critical components and systems engineered for space environments. Our 35,000-square-foot ISO 9001:2015, AS9100 Rev. D certified facility supports the manufacturing, testing, and assembly of space-grade hardware. Sidus works to deliver high-quality, reliable space products for government, defense, and commercial clients by leveraging its expertise in engineering and mission-critical manufacturing. Our space offerings include:

- Multi-material 3D printing technology for the fabrication of a complex satellite bus and parts. 3D printing revolutionizes the space manufacturing process by reducing production costs and lead times while reducing the weight of the satellite bus. The technology has been successfully used on-orbit.
- Precision machining
- Multi-discipline engineering and design services
- Program management including supply chain management

We have an approximately 10,000 square-foot reconfigurable avionics lab that produces a wide range of space system flight and ground cables, medical and mission critical wire harnesses, military harness assemblies, electronic chassis, and electro-mechanical assemblies. Additionally, our 864 square foot, ISO-8 clean room allows us to offer highly differentiated manufacturing and assembly.

Our manufacturing capabilities combine our design engineering, precision machining, waterjet cutting, and wire harness fabrication experience to provide the highest quality and performance for mission critical systems.

Precision Machining and Assembly

Our growing team of engineers and technicians, combined with state-of-the-art equipment support precision machining, fabrication, and assembly for prototypes, test articles, one-offs, low-rate initial production up through high volume Swiss screw machining production. We utilize the latest CNC machining and turning processes to deliver high-quality, complex and on-demand parts for specialized industries including the space sector.

- CNC Swiss Screw Machining
- CMM, VCMM Quality Inspection
- EDM Wire and Waterjet Cutting
- 3-D Printing
- Welding

3D Printing

From early-stage product development to functional finished parts, Sidus offers commercial and industrial-grade additive manufacturing solutions. Our 3D printers enable us to provide rapid manufacturing with industrial micron-level laser scanning accuracy and 50 μm repeatability. Using Continuous Fiber Fabrication technology, we can produce parts at an enhanced schedule that are stronger than 6061 Aluminum and 40% lighter. Sidus provides internal engineering support to optimize the functional performance, product life cycle, and accuracy of its customers' specific 3D printed technology to ensure repeatability and consistency across prints. Our 3D printing capabilities include:

- Functional Prototypes and Models
- Production Parts
- End-life Production
- Tool Development
- Patterns and Molds
- Jigs and Fixtures
- Fly-Away Parts

Mechanical/Electrical Assembly and Test

- Flight/Ground Cable and Wire Harnesses
- Ground Support Equipment
- Manned Spaceflight Rated Hardware
- Satellite Components
- Part Task Trainer Hardware

As part of our 35,000 square foot manufacturing facility, we have a reconfigurable electronics and cable harness fabrication lab with the necessary equipment, staff and square footage to produce space flight and ground cables and electronic chassis. Our experience and capabilities include manufacturing, assembly and testing of a wide selection of electrical control cabinet and electronic cabinet modification and fabrication processes. We have extensive experience assembling electronics, including soldering, crimping, multi-pinned connector terminations, fusion splicing, molding, potting, and testing.

Certifications include NASA 8739.4, NASA 8739.5, J STD 001 and IPC A 610. Our IPC-J-STD-001 accredited technicians adhere to NASA work standards KSC-E-165, KSC-GP-864, KSC-STD-132, all required for NASA 8739.4 credentials with other industry-standard certifications.

Design Engineering

We provide quality in-house design engineering services from up-front analysis to integration, assembly, and test. Our ISO 9001:2015 / AS9100D certified engineering capabilities include the ability to perform initial design concepts or value-add engineering change recommendations to existing engineering. Our multidisciplinary engineering experience and talent cover a broad spectrum of capabilities, enabling an even more comprehensive range of projects. Our design engineering capabilities include:

- Requirements Definition – Product development and process optimization
- Verification/Validation (multiple checks and balance) – Meets specification and intended purpose
- Model Based Systems Engineering – Use of visual modeling vs document-based information exchange
- 3D CAD & 2D Engineering Release – Managing, planning, scheduling, and controlling
- Test Procedures and Performance – Meets customer driven requirements
- Operations/Maintenance Manuals – Fully integrated and procedurally driven
- System Integration – Horizontal sub-system integration approach to projects and programs
- Design for Life Cycle Cost & Manufacturing – Incorporation of innovative design manufacturing
- Model Based Data Control – Complex design verification/validation
- Finite Element and Failure Mode & Effects Analysis
- Design for Manufacturability

Our broad range of support of international and domestic governments and commercial companies includes the Netherlands Organization, U.S. Department of State, the U.S. Department of Defense, NASA, Collins Aerospace, Lockheed Martin, Teledyne Marine, Bechtel, Sierra Space, Intuitive Machines, OneWeb Satellites, Parsons Corporation, and L3Harris in areas that include but are not limited to launch vehicles, satellites, and autonomous underwater vehicles.

Technology Design and Integration: Sidus leverages its manufacturing and technology expertise to address critical space supply chain challenges with initiatives that are expected to further Sidus' mission of Space Access Reimagined®, providing flexible and cost-effective solutions to an expanding global customer base.

- Orlaith™ AI Ecosystem which includes FeatherEdge™ hardware, a compact data processing unit tailored for AI applications in orbit, and Cielo™, AI solutions from space, for delivering insights from diverse sensor sets
- FeatherEdge™ is a compact data processing unit tailored for AI applications in orbit. Its small size and low power design enable compatibility with diverse satellite platforms or as a standalone product. In addition to satellites, it can be integrated in the most remote and challenging environments such as drones, ships, aircraft, and high altitude ballons to provide high-performance computing and communications at the edge
- Sidus low voltage differential signaling (LVDS) switch card
- Reusable flight software
- Flight computer simulator software
- Lab-based integration and test-bed platform
- VPX System including OBC/GPU
- Printed Circuit Board for GPS, radio, microcontrollers

Key Achievements

- Successfully launched **LizzieSat®-1** in March 2024 and **LizzieSat®-2** in December 2024, establishing our micro-constellation for delivering near real-time solutions for our customers' mission critical needs. In Q1 2025, we completed the build and launch of our third commercial satellite, **LizzieSat®-3**, equipped with both Sidus and customer-hosted technologies
- Executed contract to exclusively design and build the first-generation lunar fleet of Data Storage Spacecraft for Lonestar Data Holdings, a provider of premium data storage and Resiliency-as-a-Service (RAAS), which reinforces the adaptability of the LizzieSat® platform
- Established a fully operational mission control center to manage satellite operations, orchestrate collection management tasks and satisfy data distribution requests for our own constellations and others and signed agreement with Neuraspace to provide space traffic management and LEOP (Launch and Early Operations) support services, enhancing Sidus' constellation operation capabilities
- Received approval by the U.S. Federal Communications Commission (FCC) for operation of a micro constellation of remote sensing, multi-mission satellites in Low Earth Orbit (LEO)
- Awarded second contract to integrate HEO Holmes Imager aboard LizzieSat®-3
- Awarded contract with Xiomas Technologies to supply a FeatherEdge™ computing processor for fire detection via high-altitude infrared imaging
- Awarded $2 million contract from Craig Technologies to manufacture two fleet interactive display equipment (FIDE) pre-production unit main panels for U.S. Navy Propulsion systems
- Awarded subcontract on the $30M Intuitive Machines-led Moon RACER team for the NASA Lunar Terrain Vehicle Services (LTVS) contract in support of the Agency's Artemis Campaign and commenced work
- Expanded capabilities related to Lunar missions following award of the NASA Lunar Terrain Vehicle Services Contract as a member of the Intuitive Machines-led Moon Reusable Autonomous Crewed Exploration Rover team
- Announced strategic partnerships with international partners in support of the Sidus International Space Center, to include German satellite manufacturing startup Reflex Aerospace, Japanese space-tech company Warpspace specializing in next-generation optical communication technologies and NamaSys Bahrain, a multi discipline Technology & Electronic Security Consultancy supporting Saudi Arabia space initiatives
- Awarded follow on contract for additional support to NAA Stennis Space Center for Autonomous Satellite Technology for Resilient Application (ASTRA) historic in-space payload mission with NASA Stennis Space Center and secured follow-on contract for additional ASTRA support
- Demonstrated Sidus Orlaith™ on-orbit capability with an AI enhanced, thermal sensing firefighting software solution, showcasing the ability to process large sets of raw data in space and deliver only relevant information to end users. This achievement established flight heritage, which is the history of successful operation of a particular component, subsystem, or system in a space environment, for our Sidus Orlaith™ AI Ecosystem edge computing hardware and software solutions
- Incorporated space-to-space data relay module, enabling rapid, direct-to-user data transfer for time-sensitive missions into LizzieSat®-3 communication system to integrate Iridium-enabled technology into future satellites
- Completed the critical design review for LizzieSat® NL, a laser communication satellite contracted by The Netherlands Organization
- Demonstrated manufacturing excellence by producing and delivering thousands of unique parts to 14 customers across commercial, government and defense sectors, reinforcing Sidus' role as a trusted provider of mission-critical hardware
- Strengthened intellectual property portfolio with the approval of new patents and the publication of a patent application protecting enhanced functionality of the LizzieSat® Modular Satellite Platform System
- Developed and achieved flight heritage for the Sidus low voltage differential signaling (LVDS) switch card, which extends the capabilities of the payload processor, enabling communication with multiple optical sensors through high speed LVDS data connections
- Extended partnership as protégé with L3Harris under Department of Defense Mentor-Protégé Program

Differentiation:

Our LizzieSat® satellite platform has been designed to provide a standard, modular satellite platform that serves as the foundation for multiple missions for Leo, Geo, Cislunar, Lunar and beyond. Additionally, our platform provides differentiated data collection when compared to industry alternatives. The LizzieSat® multi-mission satellite for a multi-mission constellation leads the next generation of earth and space data collection by:

- Collecting on-orbit coincident data: LizzieSat® is capable of hosting multiple-sensors on the same satellite to collect varying data types at the same time and with the same collection geometry. On-orbit coincident collection provides the opportunity to develop higher value data by creating derivative products through data fusion of multiple types of sensor outputs.

- Analyzing data on the satellite on-orbit: Our satellites feature Sidus' proprietary artificial intelligence ecosystem, Sidus Orlaith™. Sidus Orlaith™ enables on-orbit data processing for critical applications such as Space Situational Awareness (SSA), maritime monitoring and disaster response. The Sidus Orlaith AI Platform™ is powered by the edge computer, FeatherEdge™ GEN 2, featuring the NVIDIA Jetson NX Orin module which is capable of 100 trillion or Tera Operations Per Second (TOPS). This advanced space–rated AI processing system is optimized for delivering high-performance, near real-time data analytics directly from space. Enhancements to future satellites include an upgraded FeatherEdge[tm] processor that can handle 248 trillion or Tera Operations Per Second (TOPS).

- Space to Space Data Relay: By processing data at the edge on-board LizzieSat®, we can reduce the file size and transmit only the processed solution, not the entire raw dataset. This enables us to move data from low-earth orbit to higher orbit data relay services for a lower-cost and more continual data transmission option to our customers. Additionally, it significantly reduces downlink costs and enhances response times critical to customer applications. LizzieSat®-3 is upgraded to harness the powerful combination of rapid direct-to-user data transfer capability and on-orbit Artificial Intelligence by integrating a space-to-space data relay module to provide data vital to organizations utilizing direct-to-device hardware.

- Post-launch mission additions: Our LizzieSat® satellites have been designed with a system flexible enough to support new customer missions post-launch (through software and algorithm updates) to allow Sidus to generate additional revenue on LizzieSat® platforms that have already launched and are operating on orbit.

The net value of data collected from our planned LizzieSat® constellation is expected to allow organizations to make better decisions with higher confidence, and increased accuracy and speed. We expect to enrich this processed data with customizable analytics users control for their own use case, and in turn provide data as a subscription across industries to organizations so they can improve decision-making and mitigate risk.

Planned services that benefit current and future customers include delivering space-based data that can provide critical insight for agriculture, commodities tracking, disaster assessment, illegal trafficking monitoring, energy, mining, oil and gas, fire monitoring, classification of vegetation, soil moisture, carbon mass, Maritime Automatic Identification System (AIS), Air Traffic Control Automatic Dependent Surveillance, and weather monitoring; providing the ability for customers to demonstrate that a technology (hardware or software) performs successfully in the harsh environment of space and delivering space services. Our operating strategy is to continue to capitalize on our smart vertical integration to enhance the capabilities of our multi-mission satellite constellation, to design and manufacture satellites for government and commercial customers utilizing our advanced and proprietary technologies, to increase our international and domestic partnerships and to expand our coincident data analytics. Our two primary operating assets—our satellite constellation and our manufacturing facility and capability - complement each other and are the result of years of experience and innovation.

Key Factors Affecting Our Results and Prospects

We believe that our performance and future success depend on several factors that present significant opportunities but also pose risks and challenges, including competition from better known and well-capitalized companies, the risk of actual or perceived safety issues and their consequences for our reputation and the other factors discussed under "Risk Factors." We believe the factors discussed below are key to our success.

Expanding Commercial Satellite Operations

Our goal is to enable customers to meet their mission objectives with cost-effective solutions and to help them understand how space-based data can be impactful to day-to-day business. Our strategy includes increasing the demand downstream by starting out as end user focused. While others are focused on a data verticalization strategy specializing in key sectors or a problem set, we believe that flexibility in production, low-cost, standardized design and offering 'Space Access Reimagined' for consumers will provide a scalable model for growth. In just over twelve months, we successfully launched and began operations with three LizzieSat® multi-mission satellites for a multi-mission constellation. Designed to be modular, flexible, and cost-effective, our proven LizzieSat® platform enables rapid mission configuration and scalability across a wide range of satellite sizes, efficiently addressing unique mission requirements. Built with several proprietary Sidus designs for reusable core components, our smart vertical integration provides greater control over the supply chain, ensuring seamless integration of all components—whether developed in-house or sourced externally. This integrated approach offers a distinct advantage over competitors who rely on purchasing and integrating hardware, software, and subsystems from multiple vendors.

Our existing, proven manufacturing facility and infrastructure provides scalable and streamlined manufacturing with flexible and efficient cycles tailored to both internal and external end-users. We ensure controlled product quality and service through the use of space-qualified Commercial Off-the-Shelf (COTS) components, along with our AS9100 certified capability to manufacture our own space supply chain products. Our modular design supports flexible technology integration, enabling rapid incorporation of variable sensors and mission-specific technologies. By spreading fixed costs across multiple customers and capabilities, we offer a more cost-effective solution. As a full-stack space services provider, our offerings are anchored by a state-of-the-art Mission Control Center (MCC), ensuring end-to-end mission support.

In Q2 2024, we announced the successful on-orbit activation of the FeatherEdge™ AI processer which enables us to deliver near real-time intelligence derived from earth observation data. Further expanding the capabilities of our constellation, we implemented the SatLab A/S second-generation automated identification system (AIS) technology into the LizzieSat® satellite constellation. AIS technology uses sophisticated systems on board marine vessels to identify and track ships to prevent collisions and protect life at sea. The integration of this technology, combined with data from optical sensors on board LizzieSat®, enables unique vessel tracking and monitoring solutions while providing valuable information about ship movements in real time. In addition to AIS technology, we have integrated visual spectrum and multispectral imagers into our sensor suite and expect to expand the sensors to include software defined multispectral or hyperspectral sensors for future satellite missions.

We have previously been approved for our X-band and S-band radio frequencies licensing through a published filing by the ITU on April 6, 2021. Such licenses are held through Aurea Alas, Ltd., an Isle of Man company, which is a Variable interest entity to us. The ITU filing contains approved spectrum use for multiple X-Band and S-Band frequencies and seven different orbital planes, including 45 degrees. In August 2023, the FCC granted Sidus a LizzieSat® experimental launch and operating license for launch and deploy on a SpaceX Falcon 9 Transporter 10 mission. This license includes approval for orbital operations utilizing the previously approved ITU S-band and X-band frequencies and ground station coverage. We also received FCC Part 25 license approval for the LizzieSat® satellite constellation missions two through five in October of 2024. The National Oceanic and Atmospheric Administration (NOAA), an agency of the U.S. Department of Commerce, granted a Tier 1 license authorizing Sidus to operate LizzieSat, a private remote-sensing space system in 2024.

We currently have several satellites in production and expect to launch four to six more LizzieSat® satellites ranging from 100kg to 400kg over the next 24 months. In addition, we expect to begin building satellites for other customers including lunar missions.

Any delays in commencing our commercial launch operations, including delays or cost overruns in obtaining NOAA licenses or other regulatory approvals for future operations or frequency requirements, could adversely impact our results and growth plans. The exact timing of launches is contingent on several factors, including satisfactory and timely completion of assembly, integrating and testing of the satellites, regulatory approvals, confirmation of the launch slot timing by the launch provider, logistics, weather conditions, and other factors, many of which are beyond our control.

Growing and expanding our experienced space hardware operations

We are seeking to grow our space and defense hardware operations, with a goal of expanding from one shift to two and a half shifts as a result of an expected increase in customer base in the future. Additionally, we are specifically targeting growth in our avionics and wire harness division to meet the needs of the commercial and government space industry. With current customers in the space, marine, and defense industries, our contract revenue is stable, and we are in active discussions with numerous potential customers, including government agencies, large defense contractors and private companies, to add to our contracted revenue. In the past decade, we have fabricated ground and flight products for the NASA SLS Rocket and Mobile Launcher as well as other commercial space and satellite companies. We have supported customers such as Boeing, Lockheed Martin, Northrop Grumman, Dynetics/Leidos, Blue Origin, United Launch Alliance, Collins Aerospace, L3Harris, OneWeb and Space Systems Loral/Maxar. We have manufactured various products including fluid, hydraulic and pneumatic systems, electrical control systems, cable harnesses, hardware lifting frames, umbilical plates, purge and hazardous gas disconnects, frangible bolts, reef cutters, wave guides, customized platforms, and other precision machined and electrical component parts for all types of launch vehicles, ground, flight and satellite systems.

Vertically Integrated Space Infrastructure Manufacturing

We are designing, developing, manufacturing, and operating a constellation of proprietary smallsats in addition to designing and building variations of our satellites for other customer missions. These satellites are designed for multiple missions and customers and form the foundation of our satellite platform. Our initial satellites weigh approximately 100 kilograms each and are designed to be more functional than cubesats and nanosatellites and less expensive to manufacture than our competitors. In addition to our own hybrid 3D printed, modular satellites, we are designing and manufacturing customized satellites using our standard design for LEO and lunar applications for customers that include government and commercial entities.

Our cost-effective smallsats are designed from the ground-up to optimize performance per unit cost. Our model is a movement from highly bespoke, costly satellite manufacturing techniques to standardized bus with integration of customer requirements at lower costs. We can integrate technologies and deliver data on demand at lower costs than legacy providers due to our vertical integration, use of commercial off the shelf (COTS) proven systems, cost-efficiencies, capital efficient satellite design, and adaptable pricing models.

We design and manufacture satellites at our Cape Canaveral facility. Our current configuration and facility is designed to manufacture multiple satellites per month. Our vertical integration enables us to control satellite production through the entire design, manufacturing, and operation process. Our years of experience manufacturing space hardware means we can leverage our manufacturing expertise and commercial best practices for satellite production. Additionally, leveraging both in-house and partner-provided subsystem components and in-house design and integration services as well as operational support of satellites on orbit, provides turn-key delivery of satellites to offer "concept to constellation" in months instead of years. Specifically, our offerings are expected to encompass all aspects of hosted satellite and constellation services, including hosting customer technologies onto our satellites, and delivering data and constellation services to customers from our space platform. These services are expected to allow customers to focus on developing innovative technologies rather than having to design or develop complete satellite buses or constellations. Additionally, we provide ancillary services that include telemetry, tracking and control, communications, processing, as well as software development and maintenance.

Our patented space-related technologies include a print head for regolith-polymer mixture and associated feedstock; a heat transfer system for regolith; a method for establishing a wastewater bioreactor environment; vertical takeoff and landing pad and interlocking pavers to construct same; and high-load vacuum chamber motion feedthrough systems and methods. Regolith is a blanket of unconsolidated, loose, heterogeneous superficial deposits covering solid rock. It includes dust, broken rocks, and other related materials and is present on earth, the moon, Mars, some asteroids, and other terrestrial planets and moons. We continue to patent our products including our satellites, external platforms and other innovations. Sidus holds 14 granted patents and 13 pending applications.

Revenue Generation

We perform work under contracts that broadly consist of fixed-price and time-and-materials or a combination of the two. Pricing for all customers is based on specific negotiations with each customer. For a description of our revenue recognition policies, see the section titled "Critical Accounting Policies and Significant Judgments and Estimates".

Historically, most of our revenue has been derived from fixed-price and time-and-materials for the delivery of manufacturing products, assemblies or hardware. In order to satisfy some of these contracts, we undertake engineering for the research, design, development, manufacturing, integration and sustainment of the project. For other contracts, we are only required to 'Build to Print' however, engineering changes may occur during the duration of the contract and costs outside the scope of the effort are reimbursed. The integration of these technologies and systems lead to an organic and integrated capability to satellite manufacturing lifecycle services a commercial services basis. Individual contracts are aggregated by mission (LizzieSat-1, LizzieSat-2, Bechtel) for management purposes.

Revenue from long-term contracts can fluctuate from period to period largely based on the stage of the project and overall mission. These projects will typically have a ramp up period in the beginning stage and wind down as the mission nears launch date. This may cause fluctuations in future revenue, profits and cash flows.

We generate revenue by selling technology space on our satellite platform, providing engineering and systems integration services to strategic customers on a project-by-project basis, and manufacturing space hardware for other space and defense entities to include satellites. Additionally, we intend to add to our revenue by selling geospatial data and monitoring services that provide near real-time actionable intelligence on data captured through our constellation. This support is typically contracted to both commercial and government customers under fixed price contracts and often includes other services. Due to the size and capacity of our satellite, we plan to expand the diverse array of sensors on each satellite such as Multispectral and Hyperspectral Earth Observing Imagers, Maritime Vessel RF Tracking receivers, UHF IoT Transceivers, Optical Communications systems, and others. Integrating multiple sensors and technologies on a single multi-mission satellite can simultaneously address the needs of multiple customers and their requirements.

Lowering Manufacturing Cost and Schedule

We have developed a manufacturing model that provides rapid response to customer requirements including integration of customers' technologies for space-based data delivery. Our satellites are designed to integrate COTS subsystems that are space-proven, can be rapidly integrated into the satellite and replaced rapidly when customer needs change or evolve. Our vertically integrated manufacturing processes give us the flexibility to make changes during the production cycle without impacting launch or costs.

Environmental, social, and corporate governance

We have been in business for over twelve years manufacturing space hardware and components, and in that time, implementation of policies and processes to mitigate environmental impact have been of upmost importance. Furthermore, since our inception, we have recognized the value of our employees and have always prioritized employee well-being through facets such as excellent benefits, programs, educational assistance, and insurance of a safe and healthy work environment. We also understand that our efforts to promote value and well -being are not limited to our employees. We are committed to the communities we belong to both locally and professionally. We recently started to formalize this commitment, providing tangible benefits back to the community that supports us.

Environmental

As global awareness of environmental sustainability continues to grow, we recognize our responsibility to implement innovations that not only advance aerospace solutions but also promote environmentally conscious practices with measurable benefits for our planet. A core element of our sustainability strategy is the integration of in-house 3D printing technology as a primary manufacturing method. While 3D printing offers numerous operational advantages, one of its most significant contribution lies in reducing environmental impact. Notably, a portion of our LizzieSat® satellite bus is 3D printed, aligning with our mission to minimize our ecological footprint.

3D printing significantly reduces energy consumption and material waste compared to traditional machining methods, which often generate more scrap than usable parts. By eliminating the excess waste and energy demands of conventional processes, we achieve greater efficiency and a lower carbon footprint. The advantages extend beyond manufacturing: the lighter weight of 3D-printed components reduces transportation energy—whether by cargo ship or commercial vehicle—and requires less storage space, thereby lowering the energy needed for warehousing.

Looking ahead, we are committed to further enhancing our sustainability efforts. We actively explore the use of biodegradable and recycled materials for part production and continue to improve existing practices. Currently, we recycle approximately 5,000 pounds of metal annually, in addition to all used oil and coolant. As technologies evolve, we remain dedicated to adopting next-generation sustainable solutions and preserving our planet for future generations.

Social

We recognize the vital importance of our employees, the communities we operate in, and the global community at large. This awareness drives our commitment to implementing initiatives that create meaningful, positive impact - from the individual to a global scale.

Employee well-being lies at the heart of our mission. Rooted in a culture of family and community, we uphold our core values by offering robust benefits, educational assistance, and a safe, healthy work environment for all. We also celebrate the value of diversity—because our company was built on it—and continue to foster an inclusive workplace where everyone can thrive.

We believe that strong communities are fundamental to our success. That belief inspired the creation of *Sidus Serves*, our initiative dedicated to improving life on Earth through meaningful community engagement. Volunteerism is an integral part of our culture. We actively support K–12 education, assist military personnel and veterans, champion environmental stewardship, and contribute our time and resources to local nonprofits.

Our employees are passionate about making a difference, and we proudly invest in the communities where they live and work. We're especially committed to supporting local STEM programs and schools, with a focus on bridging the opportunity gap in the aerospace industry. Through partnerships with organizations that provide hands-on STEM learning to a diverse range of students, we are helping to build a more inclusive and innovative future.

Governance

Our governance structure is designed to promote transparency, efficiency, and ethics. Through a qualified and diverse chain of command, we are confident that our decision making will carry out performance at the highest degree. Our Board of Directors consists of professionals with strong executive experience, business strategy and leadership skills. Our board consists of 5 independent directors alongside our CEO.

Our Growth Strategies

We are focused on empowering end users, developers, channel partners and the organizations they serve to quickly and easily access and integrate real-time geospatial intelligence into their daily operations and prove out technologies to further grow the space ecosystem. Our growth strategy is driven by the following objectives:

Increase our overall customer base. As an established heritage aerospace firm, we are positioned at the forefront of the ongoing political and secular shift toward space-based communications and data derived from commercial satellite and intelligence providers. This evolving landscape presents a significant opportunity to expand our customer base through a combination of direct and indirect sales strategies. To support this growth, we are actively scaling both our direct sales teams and our global network of indirect sales channels.

Expand within our current customer base. As our satellite design and manufacturing and space-based data offerings grow and deliver results, we expect that our current customers will increase their spending on our expanded services.

Continue to penetrate international markets. We have expanded our strategic focus to include international markets, actively building a pipeline of prospective partnerships with small, underrepresented governments and global companies that can benefit from our expertise and services. As part of this initiative, we have signed partnership agreements with companies in Germany, Japan, Bahrain, and India to explore potential joint venture opportunities.

Grow distribution channels and channel partner ecosystem. We have strategically invested resources to expand our sales reach by developing robust distribution channels and forging partnerships with technology providers, solution partners, strategic global system integrators, and value-added resellers. These collaborations are designed to help us enter and grow in new markets while effectively complementing our direct sales efforts.

Develop additional business models and Go-to-Market strategies for space-based data services. Our approach to providing analytics from Space rather than raw data has created a new business model that allows us to greatly improve margins on the data we collect. Margins improve due to a reduction in downlink costs and the ability to use the same dataset to provide curated data services to different customers in near real-time. By leveraging our relationships with trusted partners, we have been able to test out this new business model and enhance our offering to reach more customers.

Global Space Industry Overview

The space economy has experienced significant growth in recent years, driven by technological advancements in satellites and terrestrial technologies that have enabled new commercial applications. These applications encompass satellite broadband, remote imaging, Internet-of-Things (IoT)/Machine-to-Machine (M2M) communications, defense-related uses, and more. Consequently, numerous operators have announced plans for new satellite constellations, predominantly comprising small Low Earth Orbit (LEO) satellites rather than traditional large Geostationary Orbit (GEO) satellites. This influx of new entrants across various segments has led to an evolving small satellite value chain, particularly in launch services, downstream value-added applications, mergers and acquisitions, and consolidation among stakeholders.

The rapid pace of innovation continues to drive the commercialization of space-based data, analytics, and insights, enhancing their relevance to businesses, governments, and the public. The demand for space-derived data is growing rapidly, while the cost of accessing space is decreasing. Key trends in the new space economy include the expansion of satellite constellations, increased availability of space-based data, a shift in user demand toward analytics and insights, climate change adaptation, global security concerns, and advancements in on-board technologies.

According to a McKinsey report published in January 2025, the space economy is projected to reach $1.8 trillion by 2035, up from $630 billion in 2023, with an average annual growth rate of 9%, outpacing global GDP growth. This growth is expected to be driven by satellites, increased government space budgets, and new applications and industries in space exploration.

The small satellite market is also experiencing substantial growth. According to The Business Research Company and a 2025 Global Market Insights report, the global small satellite market size was valued at $6.9 billion in 2024 and is projected to grow at a compound annual growth rate (CAGR) of 16.4% from 2025 to 2034, reaching approximately $30.6 billion by 2034. This growth is attributed to factors such as cost-effectiveness in space missions, advances in miniaturization, rapid development cycles, improved access to space, and the commercialization of space operations.

Private investment in the commercial space industry has surged, leading to the emergence of new companies reinventing major elements of the traditional space industry, including human spaceflight, satellites, and launch services, as well as unlocking entirely new market segments. Government agencies have recognized the value of the private commercial space industry and have become increasingly supportive and reliant on private companies to catalyze innovation and advance national space objectives. In the United States, this is evidenced by notable policy initiatives and the growing share of space activities conducted by commercial contractors.

Overall, the space economy is poised for significant growth, with both established and emerging players contributing to an increasingly dynamic and competitive landscape.

Launch Market

Historically, access to space was constrained by high capital requirements, with launch costs serving as the primary bottleneck for orbital activities. Launch availability—adequate for traditional, large-scale missions occurring only a few times a year—was often insufficient and limiting for operators of small satellites (smallsats). While emerging launch providers have aimed to increase launch frequency and flexibility for smallsat missions, financial barriers have continued to pose challenges for new entrants.

Today, the landscape is shifting rapidly. After years of limited launch opportunities, small satellites now benefit from a wider range of launch solutions, including dedicated small launch vehicles, rideshare programs, brokers, and deployment systems. According to Euroconsult, the small satellite launch market—valued at $7.6 billion—is projected to grow by over 279% to reach $28.4 billion. However, a significant portion of that market remains dominated by national programs and vertically integrated providers like SpaceX. Previously overlooked due to fragmented demand and lower perceived profitability, the smallsat sector is now receiving increased attention, as launch supply adapts to meet rising demand with greater responsiveness and innovation.

Small Satellite Market

Since 2018, the commercial space market has experienced a significant paradigm shift, leading to an increased demand for small satellites. According to Euroconsult, smallsats have become more compact over the past few years while enhancing their performance. Technological advancements have expanded their mission capabilities, making them more resilient, effective, and cost-effective. This miniaturization trend allows customers to choose between lighter satellites with unchanged capabilities or larger, more powerful satellites offering greater functionalities. Key technical enablers include:

- Extended use of electric propulsion
- Miniaturization of attitude sensors
- Improvements in solar cell and battery efficiency
- Commercial off-the-shelf (COTS) solutions for bus electronics
- 3D printing technologies

The demand for large geosynchronous satellites has declined as companies focus on deploying constellations of smaller, cost-effective broadband satellites in low and medium Earth orbits. Advancements in space-related sectors, particularly computational technologies and data analytics, have facilitated the miniaturization of satellite systems, thereby enhancing the market. Consequently, smallsats now provide operational services previously exclusive to larger satellites. Euroconsult projects that approximately 26,104 smallsats (under 500 kg) will be launched between 2023 and 2032, averaging a daily launch mass of 1.5 tons over the decade.

Moreover, this market growth has led to the emergence of new segments, such as nanosatellites (weighing less than 10 kg) and microsatellites (weighing between 10 and 100 kg). These satellites can operate individually or as part of constellations—large groups of interconnected satellites providing services like global internet connectivity, exemplified by SpaceX's Starlink constellation. Euroconsult reports that the smallsat manufacturing market, valued at $15.5 billion from 2012 to 2021, is expected to grow by 258% to $55.6 billion over 2022 to 2031, driven by numerous constellation projects from both commercial and government stakeholders. The next decade will primarily feature the rollout of multiple constellation projects, accounting for 81% of smallsat launches, mainly by commercial operators. Notably, 3,335 smallsats under 10 kg are anticipated to launch in the next decade, more than doubling the 1,656 launched between 2012 and 2021. Satellites in this category, especially CubeSats, have gained momentum recently, with 1,187 launched in the past five years alone.

The growth in low earth orbit satellite constellations is driven by technological advances in ground equipment, new business models, expanded funding, and increasing demand for high bandwidth and lower latency. Although the satellite constellations market remains in its early stages, significant growth is anticipated in the launch industry as companies seek versatile and cost-effective methods to deploy single satellites to specific orbits or establish their satellite constellations. Furthermore, the expansion of the satellite constellations market is expected to benefit satellite services offerings. LEO satellite constellations have relatively short lifespans on orbit, necessitating the launch of replenishment satellites every few years.

Customer / Market Research

Euroconsult reports that the smallsat manufacturing market, valued at $15.5 billion from 2012 to 2021, is expected to grow by 258% to $55.6 billion over 2022 to 2031, driven by numerous constellation projects from both commercial and government stakeholders. The next decade will primarily feature the rollout of multiple constellation projects, accounting for 81% of smallsat launches, mainly by commercial operators.As the small satellite market grows, the requirement for rapid flight proven testing is becoming more crucial. Although ground-based testing is available, it does not provide a mirrored testing environment for spacecraft and subcomponent testing. We intend to address this need with our Sidus Constellation. Furthermore, customization of the Sidus Constellation with appropriate technology can provide subscription data and imagery services for customers whose needs prompt consideration for a separate constellation. Currently, our core market corresponds most directly with satellite manufacturing and offering LEO and Lunar solutions. However, we believe our addressable market can also continue to expand in similar and adjacent industries such as government and defense manufacturing. We have generated space-related manufacturing revenue since 2012, and we have been generating revenue from our commercial satellite offering since the first quarter of 2022 as we continue to secure customers for future LizzieSat missions. We signed a multi-launch agreement with SpaceX for multiple LizzieSat® rideshare missions beginning in 2024. These satellite missions support previously announced customers as well as potential future customers as we continue to layer new missions into our pipeline.

Sales and Marketing

We market our services to government and commercial customers both in the United States and internationally. While continuing to leverage established relationships to promote our expanded service offerings, we are actively growing our customer base by targeting new domestic and international clients. This includes the development and application of dual-use technologies that serve both government and commercial needs. Our executive leadership team brings extensive industry influence and deep connections across the space and satellite sectors, enhancing our reach and credibility in both markets.

Our marketing strategy focuses on clearly communicating the benefits of our solutions and educating stakeholders—including customers, the media, and industry analysts—on the advantages of our innovative technologies. We aim to build awareness of our brand, promote our offerings, and generate leads through a variety of channels such as industry events, public relations campaigns, marketing materials, social media, and our corporate website. Participation in key industry conferences plays a central role in our outreach efforts. Our CEO, Carol Craig, frequently speaks at and joins panel discussions at these events, further amplifying awareness of our services. We believe that these combined efforts strengthen our brand and reinforce our competitive position in the industry.

Our marketing team employs a multi-channel strategy to grow brand awareness, highlight the value of our differentiated solutions, and run impactful demand-generation campaigns. The team is responsible for shaping our overall market positioning and messaging across target audiences and industry verticals. They also conduct strategic go-to-market analyses for new product capabilities and emerging market opportunities. Our communications team works closely with key media outlets and industry influencers to generate visibility through blogs, social platforms, and video content. This comprehensive approach supports our goal of reaching a broad market that includes not only NASA and the U.S. Department of Defense, but also commercial aerospace and emerging non-traditional customer segments that value brand engagement through strategic partnerships and content-driven initiatives.

Our sales organization operates through both direct engagement and a robust global network of customers and partners, spanning North America, Europe, Asia, Australia and Gulf States. This partner network includes launch providers, technology hosting providers, data service providers, satellite subsystem suppliers, technology vendors, and ground segment service providers. The sales team is responsible for securing contract renewals, nurturing and expanding existing relationships, and acquiring new business. With deep expertise in working with government clients, we have well-established processes to support successful capture efforts in that sector. For commercial opportunities, we rely on a combination of long-standing relationships, strategic partnerships, and direct outreach to grow our customer base. Across all engagements, we work collaboratively with customers and partners to support their success and drive mutual growth.

Competition

The small satellite services industry at-large is highly competitive but has significant barriers to entry, including the cost and difficulty associated with successfully developing, building, and launching a satellites and obtaining various governmental and regulatory approvals. In addition to cost, there is a significant amount of lead time associated with obtaining the required licenses, building, and launching the satellites, and developing and deploying the ground station technology. We currently face substantial general competition from other service providers that offer a range of space-based data collection options. There are also several competitors working to develop innovative solutions to compete in this industry.

Our Competitive Differentiation

We deliver adaptable, cost-effective solutions backed by deep expertise across the entire space lifecycle—from hardware manufacturing and mission planning to operations and space-based data delivery. With a broad range of capabilities, we provide advanced technology, AI, and space solutions to customers around the world.

Orlaith™ AI Ecosystem. Sidus Orlaith™ empowers autonomous, on-orbit processing—minimizing reliance on ground-based computing and drastically reducing latency for time-sensitive intelligence and mission-critical operations. The system features near real-time algorithm updates and a space-to-space data relay module, enabling direct-to-user data transfers and ensuring customers receive actionable insights faster than ever before.

Key Capabilities:

- **Enhanced Cybersecurity**
  Implements advanced encryption and cybersecurity protocols **at the point of data collection** to ensure secure operations from orbit to end user.

- **On-Orbit Data Storage & Compression**
  Efficiently stores and compresses data onboard, optimizing bandwidth use and preserving valuable resources.

- **Space Situational Awareness (SSA)**
  Enhances space surveillance to improve **tracking, monitoring, and collision avoidance** in increasingly crowded orbits.

- **Cloud Computing for Space**
  Facilitates cloud-based architecture and services tailored for **space-centric data applications**.

- **Autonomous Satellite Operations**
  Enables satellites to manage themselves, **streamlining tasks and reducing human intervention** for greater mission efficiency.

- **Advanced EO Image Processing**
  Processes Earth Observation (EO) imagery onboard, delivering **detailed analytics and insights with minimal delay**.

- **Cutting-Edge Onboard Computing**
  Capable of performing **trillions of operations per second**, Orlaith™ ensures unmatched processing power in orbit.

- **Optimized Data Downlink**
  Reduces downlink costs and significantly improves **response time** for in-orbit events and critical intelligence.

LizzieSat® Platform. Our LizzieSat® platform is designed to be modular, flexible, and cost-effective, enabling rapid mission configuration and scalability across a wide range of satellite sizes. Whether addressing niche mission requirements or supporting broader constellation goals, LizzieSat® can be adapted at a lower cost and more rapidly than many of our competition. Powered by proprietary Sidus-designed reusable core components, our vertically integrated approach provides control over the entire satellite lifecycle. This smart integration allows seamless incorporation of both in-house and third-party technologies, giving us a distinct competitive edge over providers who rely on fragmented supply chains and multiple vendors for hardware, software, and subsystems.

We design and manufacture satellites in-house, giving us full control from concept to orbit. Controlling the satellite production process from design through manufacturing enables us to upgrade our satellites during production, integrate customer technologies and data needs at various stages of the production cycle and continuously improve our satellites' capabilities, at a relatively low cost. As a result, our **low-cost satellites** benefit from extended lifespans and decreasing launch and operational costs. Our planned multi-mission constellation coupled with smart vertical integration equals efficient use of capital expenses.

Our LizzieSat® satellites have been designed with a system flexible enough to support new customer missions post-launch (through software and algorithm updates) to allow Sidus to generate additional revenue on LizzieSat® platforms that have already launched and are operating on orbit

Smart Vertical Integration. Our proven manufacturing facility, infrastructure and processes deliver scalable, streamlined satellite production cycles tailored to meet the needs of both internal programs and external customers. Designed for efficiency and flexibility, our approach ensures consistent, high-quality output without compromising speed or customization.

We utilize space-qualified Commercial Off-the-Shelf (COTS) components alongside our AS9100-certified capability to manufacture proprietary space-grade hardware. This hybrid strategy allows for superior quality control and supply chain resilience, while supporting rapid customization and integration of mission-specific technologies. Our modular satellite architecture supports rapid technology integration, allowing us to incorporate variable sensors and evolving payload requirements with minimal disruption. By spreading fixed production and infrastructure costs across multiple customers and missions, we deliver a more cost-effective solution without sacrificing innovation or performance.

Through our integrated approach to satellite constellation development, we deliver reliable, cutting-edge remote sensing systems on unprecedented timelines and at low cost—accelerating access to space for governments, commercial customers, and research institutions alike. As a vertically integrated space services provider, our offering is anchored by a state-of-the-art Mission Control Center (MCC), enabling end-to-end mission support—from pre-launch configuration and launch integration to in-orbit operations and data delivery.

Low Cost. We believe we are **strategically positioned** to compete—and win—against both **legacy space-based data providers** and emerging competitors. Our **vertically integrated model**, which blends **rapid production cycles** with **flexible technology insertion points**, enables us to move faster, adapt more easily, and serve customers more effectively.

This approach directly addresses the **three primary barriers** that have historically limited broader market adoption in the space-based data industry:

1. **Limited Access to Actionable Data**
   We streamline direct-to-user data delivery, reducing latency and making insights more accessible and usable.

2. **High Cost of Space-Derived Data**
   Our low-cost, modular satellite platform and efficient manufacturing reduce the price of data acquisition—passing those savings on to customers.

3. **Lack of Rapid Customization**
   We offer **tailored, mission-specific solutions**, integrating customer technologies and requirements throughout the production process to deliver bespoke results.

Our Intellectual Property

We continually invest in innovative solutions and as of Q1 205, have 14 granted patents and 13 pending applications. Our space related patented technologies include but are not limited to, a print head for regolith-polymer mixture and associated feedstock for which a notice of allowance was received by us in October 2021; a heat transfer system for regolith which patent expires in June 2039; a method for establishing a wastewater bioreactor environment which patent expires in July 2039; vertical takeoff and landing pad and interlocking pavers to construct same which patent expires in April 2039; and high-load vacuum chamber motion feedthrough systems and methods which patent expires in May 2039.

We seek to establish and maintain our proprietary rights in our technology and products through a combination of patents, copyrights, trademarks, trade secrets and contractual rights. We also seek to maintain our trade secrets and confidential information through nondisclosure policies, the use of appropriate confidentiality agreements and other security measures. We have registered a number of patents and trademarks in the United States and in other countries and have a number of patent filings pending determination. There can be no assurance, however, that these rights can be successfully enforced against competitive products in any particular jurisdiction. Although we believe the protection afforded by our patents, copyrights, trademarks, trade secrets and contracts has value, the rapidly changing technology in the satellite and wireless communications industries and uncertainties in the legal process make our future success dependent primarily on the innovative skills, technological expertise and management abilities of our employees rather than on the protections afforded by patent, copyright, trademark and trade secret laws and contractual rights.

Certain of our products include software or other intellectual property licensed from third parties. While it may be necessary in the future to seek or renew licenses relating to various aspects of our products, we believe, based upon past experience and standard industry practice, that such licenses generally could be obtained on commercially reasonable terms. Nonetheless, there can be no assurance that the necessary licenses would be available on acceptable terms, if at all.

The industry in which we compete is characterized by rapidly changing technology, a large number of patents, and frequent claims and related litigation regarding patent and other intellectual property rights. We cannot assure you that our patents and other proprietary rights will not be challenged, invalidated or circumvented, that others will not assert intellectual property rights to technologies that are relevant, or that our rights will give us a competitive advantage. In addition, the laws of some foreign countries may not protect our proprietary rights to the same extent as the laws of the United States.

The commercial space industry is driven by rapidly changing technologies and innovation, and our success will require significant expenditure in Research and Development to develop new technologies, services, products, and offerings. While we have incurred research and development expenses related to our LizzieSat® satellite, we have not established a separate Research & Development department. We engineer our solutions with additional enhancements and innovations as part of our normal design and engineering efforts which helps keep costs down and promotes rapid, iterative enhancements to next generation products.

Regulatory

Our business is subject to extensive rules, regulations, statutes, orders and policies imposed by the government in the United States and in foreign jurisdictions.

Federal Communications Commission (FCC)

In August 2023, the FCC approved the LizzieSat-1 launch and operating license for launch and deploy on a SpaceX Falcon 9. In addition, we filed a Part 25 license request with the FCC for the LizzieSat® constellation through LizzieSat® five mission. The FCC Part 25 license was approved in October 2024.

A NOAA License request was approved in December 2023 to fly Dragonfly Gecko on LizzieSat® One and Owl and Hawk imagers on LizzieSat® one through three which detect methane emissions and vegetative stress. When deemed appropriate, the Gecko, Owl, and Hawk images will be integrated into our Orlaith™ AI ecosystem and fused with Automated Information Systems (AIS) data to enhance detection of marine traffic and illegal fishing. Any delays in commencing our commercial launch operations, including due to delays or cost overruns in obtaining NOAA licenses or other regulatory approvals for future operations or frequency requirements, could adversely impact our results and growth plans.

International Telecommunications Union (ITU)

We are required to comply with the laws and regulations of, and often obtain approvals from, national and local authorities in connection with our services. As we expand service to additional countries and regions, we will become subject to additional governmental approvals and regulations. We will provide a number of services that rely on the use of radio-frequency spectrum, and the provision of such services is highly regulated. Satellites are to be operated in a manner consistent with the regulations and procedures of the International Telecommunication Union ("ITU"), a specialized agency of the United Nations, which require the coordination of the operation of satellite systems in certain circumstances, and more generally are intended to avoid the occurrence of harmful interference among different users of the radio spectrum.

We have received approval of International Telecommunications Union (ITU) spectrum licensing for both X-Band and S-Band frequencies. We filed for X-Band and S-Band Radio Frequencies licensing in February 2021 and were granted approval through a published filing by the International Telecommunications Union (ITU) on April 4, 2021. The ITU is the specialized agency responsible for principles and licensing of the use of orbit and spectrum. Before a satellite can use the spectrum and orbital resources it needs to fulfil its mission, it requires an associated 'satellite filing'. The filing is a tool to obtain international recognition of these resources.

International Traffic in Arms Regulations ("ITAR") and Export Controls

Our business is subject to, and we must comply with, stringent U.S. import and export control laws, including the ITAR and Export Administration Regulations ("EAR") of the Bureau of Industry and Security of the U.S. Department of Commerce. The ITAR generally restricts the export of hardware, software, technical data, and services that have defense or strategic applications. The EAR similarly regulates the export of hardware, software, and technology that has commercial or "dual-use" applications (i.e., for both military and commercial applications) or that have less sensitive military or space-related applications that are not subject to the ITAR. The regulations exist to advance the national security and foreign policy interests of the U.S.

The U.S. government agencies responsible for administering the ITAR and the EAR have significant discretion in the interpretation and enforcement of these regulations. The agencies also have significant discretion in approving, denying, or conditioning authorizations to engage in controlled activities. Such decisions are influenced by the U.S. government's commitments to multilateral export control regimes, particularly the Missile Technology Control Regime concerning the spaceflight business.

Many different types of internal controls and measures are required to ensure compliance with such export control rules. In particular, we are required to maintain registration under the ITAR; determine the proper licensing jurisdiction and classification of products, software, and technology; and obtain licenses or other forms of U.S. government authorizations to engage in activities, including the performance by foreign persons, related to and who support our spaceflight business. Under ITAR, we must receive permission from the Directorate of Defense Trade Controls to release controlled technology to a foreign person, employee and other foreign persons.

Employees/Human Capital

As of December 31, 2024, we had 104 full-time employees. We are not party to any collective bargaining agreements. Our workforce is concentrated in the "Florida Space Coast," however we are accustomed to working as a cohesive team with remote workers which should be beneficial as we expand and add employees in different geographical areas nationwide and worldwide. Our management team is comprised of our CEO and six (6) of her direct reports who, collectively, have management responsibility for our business. Our management team places significant focus and attention on matters concerning our human capital assets, particularly our diversity, capability development, and succession planning. Accordingly, we regularly review employee development and succession plans for each of our functions to identify and develop our pipeline of talent.

Available Information

Our website address is *www.sidusspace.com*. The contents of, or information accessible through, our website are not part of this Annual Report on Form 10-K, and our website address is included in this document as an inactive textual reference only. We make our filings with the SEC, including our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports, available free of charge on our website as soon as reasonably practicable after we file such reports with, or furnish such reports to, the SEC. The public may read and copy the materials we file with the SEC at the SEC's Public Reference Room at 100 F Street, NE, Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Additionally, the SEC maintains an internet site that contains reports, proxy and information statements and other information. The address of the SEC's website is *www.sec.gov*. The information contained in the SEC's website is not intended to be a part of this filing.

ITEM 1A. RISK FACTORS.

An investment in our common stock involves a high degree of risk. You should carefully consider the following risk factors and the other information in this Annual Report on Form 10-K before investing in our common stock. Our business and results of operations could be seriously harmed by any of the following risks. The risks set out below are not the only risks we face. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially adversely affect our business, financial condition and/or operating results. If any of the following events occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the value and trading price of our common stock could decline, and you may lose all or part of your investment.

Risk Factors Relating to Our Operations and Business

Our limited operating history makes it difficult to evaluate our future prospects and the risks and challenges we may encounter.

Our limited operating history makes it difficult to evaluate our future prospects and the risks and challenges it may encounter. Risks and challenges we have faced or expects to face include our ability to:

- forecast our revenue and budget for and manage our expenses;

- attract new customers and retain existing customers;

- effectively manage our growth and business operations, including planning for and managing capital expenditures for our current and future space and space-related systems and services, managing our supply chain and supplier relationships related to our current and future product and service offerings, and integrating acquisitions;

- anticipate and respond to macroeconomic changes and changes in the markets in which we operate;

- maintain and enhance the value of our reputation and brand;

- develop and protect intellectual property; and

- hire, integrate and retain talented people at all levels of our organization.

If we fail to address the risks and difficulties that we face, including those associated with the challenges listed above as well as those described elsewhere in this "*Risk Factors*" section, our business, financial condition and results of operations could be adversely affected. Further, because we have limited historical financial data and operate in a rapidly evolving market, any predictions about its future revenue and expenses may not be as accurate as they would be if it had a longer operating history or operated in a more developed market. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from its expectations and its business, financial condition and results of operations could be adversely affected.

We have incurred significant losses since inception, we expect to incur losses in the future, and we may not be able to achieve or maintain profitability.

We have incurred significant losses since our inception. We incurred net losses of $17,524,056 and $14,328,348 for the years ended December 31, 2024 and 2023, respectively. While we have generated limited revenue to date, we have not yet achieved production level satellite manufacturing, launch and data activities, and it is difficult for us to predict our future operating results. As a result, our losses may be larger than anticipated, and we may not achieve profitability when expected, or at all, and even if we do, we may not be able to maintain or increase profitability.

We expect our operating expenses to increase over the next several years as we commence production level satellite manufacturing and satellite launch activities, continue to refine and streamline our design and manufacturing processes, make technical improvements, increase our launch cadence, hire additional employees and initiate research and development efforts relating to new products and technologies, including our space services business. These efforts may be more costly than we expect and may not result in increased revenue or growth in our business. Any failure to increase our revenue sufficiently to keep pace with our investments and other expenses could prevent us from achieving or maintaining profitability or positive cash flow. Furthermore, if our future growth and operating performance fail to meet investor or analyst expectations, or if we have future negative cash flow or losses resulting from our investment in acquiring customers or expanding our operations, this could have a material adverse effect on our business, financial condition and results of operations.

We may require substantial additional funding to finance our operations, but adequate additional financing may not be available when we need it, on acceptable terms or at all.

In the future, we could be required to raise capital through public or private financing or other arrangements. Such financing may not be available on acceptable terms, or at all, and our failure to raise capital when needed could harm our business. For example, the global COVID-19 health crisis and related financial impact has resulted in, and may continue to result in, significant disruption and volatility of global financial markets that could adversely impact our ability to access capital. We may sell equity securities or debt securities in one or more transactions at prices and in a manner as we may determine from time to time. If we sell any such securities in subsequent transactions, our current investors may be materially diluted. Any debt financing, if available, may involve restrictive covenants and could reduce our operational flexibility or profitability. If we cannot raise funds on acceptable terms, we may not be able to grow our business or respond to competitive pressures.

The success of our business will be highly dependent on our ability to effectively market and sell our commercial satellite manufacturing, launch, and data services for LEO, GEO, Cislunar and Lunar satellites.

We expect that our success will be highly dependent, especially in the foreseeable future, on our ability to effectively forecast, market and sell our launch and data services for ***LEO, GEO, Cislunar and Lunar*** satellites. We have limited experience in forecasting, marketing and selling such services, and if we are unable to utilize our current or future sales organization effectively in order to adequately target and engage our potential customers, our business may be adversely affected.

Our success depends, in part, on our ability to attract new customers in a cost-effective manner. We expect that we will need to make significant investments in order to attract new customers. Our sales growth is dependent upon our ability to implement strategic initiatives, and these initiatives may not be effective in generating sales growth. In addition, marketing campaigns, which we have not historically utilized, can be expensive and may not result in the acquisition of customers in a cost-effective manner, if at all. Further, as our brand becomes more widely known, future marketing campaigns or brand content may not attract new customers at the same rate as past campaigns or brand content. If we are unable to attract new customers, our business, financial condition and results of operations will be harmed.

Any setbacks we may experience during commercial satellite launches and other demonstration and commercial missions could have a material adverse effect on our business, financial condition and results of operation, and could harm our reputation.

The success of our launch and satellite services business will depend on our ability to successfully and regularly deliver customer satellites into orbit. In November 2019, we successfully launched EFTP, our on-orbit external experimental facility hosted on the NanoRacks International Space Station External Platform (NREP). Additionally, in January of 2020, a microsatellite was successfully launched from the ISS using our SSIKLOPS platform for the STP program office. In March 2024, we launched our first LizzieSat® satellite, in December 2024 we launched our second LizzieSat® and in March 2025, we launched our third LizzieSat® satellite

There is no guarantee that our planned commercial launches or subsequent commercial launches thereafter will be successful. While we believe that our launch partners have built operational processes to ensure that the design, manufacture, performance and servicing of their launch vehicles meet rigorous performance goals, there can be no assurance that our launch partners will not experience operational or process failures and other problems during any of our planned launches. Any failures or setbacks could harm our reputation and have a material adverse effect on our business, financial condition and results of operation.

The market for commercial satellite manufacturing, launch and data services for LEO, GEO, Cislunar and Lunar satellites is not well established, is still emerging and may not achieve the growth potential we expect or may grow more slowly than expected.

The market for in-space infrastructure services, in particular commercial satellite manufacturing, launch and data services for ***LEO, GEO, Cislunar and Lunar*** satellites, has not been well established and is still emerging. Our estimates for the total addressable launch market and satellite market are based on several internal and third-party estimates, including our contracted revenue, the number of potential customers who have expressed interest in our satellite launch and data services, assumed prices and production costs for our services, assumed flight cadence, our ability to leverage our current manufacturing and operational processes and general market conditions. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct and the conditions supporting our assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors. As a result, our estimates of the annual total addressable market for our services, as well as the expected growth rate for the total addressable market for our services, may prove to be incorrect.

Our ability to grow our business depends on the successful development of our satellites and related technology, which is subject to many uncertainties, some of which are beyond our control.

Our current objectives focus on the continued development of small satellites and integration capabilities and related technology. If we do not continue this development in our anticipated timeframes, our ability to grow our business will be adversely affected. The successful development of our satellite capabilities and related technology involves many uncertainties, some of which are beyond our control, including, but not limited to:

- timing in making further enhancements to our product design and specifications;

- successful completion of our planned commercial satellite launches;

- our ability to obtain additional applicable approvals, licenses or certifications from regulatory agencies, if required, and maintaining current approvals, licenses or certifications;

- performance of our manufacturing facilities despite risks that disrupt productions, such as natural disasters and hazardous materials;

- performance of a limited number of suppliers for certain raw materials and supplied components;

- performance of our third-party contractors that support our future research and development activities;

- our ability to maintain rights from third parties for intellectual properties critical to our future research and development activities;

- our ability to fund and maintain our future research and development activities, particularly the development of various enhancements that increase the data transfer capacity of our satellite; and

- the impact of the COVID-19 pandemic on us, our customers, suppliers and distributors, and the global economy.

We routinely conduct hazardous operations in testing our satellite subsystems, which could result in damage to property or persons. Unsatisfactory performance or failure of our satellites and related technology at launch or during operation could have a material adverse effect on our business, financial condition and results of operation.

We manufacture and operate highly sophisticated products for the commercial space, aerospace and defense industries and conduct activities that depend on complex technology. Although there have been and will continue to be technological advances in spaceflight, our operations remain an inherently hazardous and risky activity. Launch failures, explosions and other accidents on launch or during flight have occurred for others and will likely occur in the future.

While we have built operational processes to ensure that the design, manufacture, performance and servicing of our products and related technologies meet rigorous quality standards, there can be no assurance that we will not experience operational or process failures and other problems, including through manufacturing or design defects, cyber-attacks or other intentional acts, that could result in potential safety risks. We may experience a total loss of our customers' payloads and our own payloads if there is an accident or failure at launch or during the journey into space, which could have a material adverse effect on our results of operations and financial condition. For some missions, we or our customers can elect to buy launch insurance, which can reduce our monetary losses from any launch failure, but even in this case we will have losses associated with our inability to test our technology in space and delays with further technology development. Any insurance we or our customers have may not be adequate to cover our or their loss, respectively.

Any actual or perceived safety or reliability issues may result in significant reputational harm to our businesses, in addition to tort liability, maintenance, increased safety infrastructure and other costs that may arise. Such issues could result in delaying or cancelling planned launches, increased regulation or other systemic consequences. Our inability to meet our safety standards or adverse publicity affecting our reputation as a result of accidents, mechanical failures, damages to customer property or medical complications could have a material adverse effect on our business, financial condition and results of operation.

We may experience a total loss of our technology and products and our customers' payloads if there is an accident on launch or during the journey into space, and any insurance we have may not be adequate to cover our loss.

Although there have been and will continue to be technological advances in spaceflight, it is still an inherently dangerous activity. Explosions and other accidents on launch or during the flight have occurred and will likely occur in the future. If such incident should occur, we will likely experience a total loss of our systems, products, technologies and services and our customers' payloads. The total or partial loss of one or more of our products or customer payloads could have a material adverse effect on our results of operations and financial condition. For some missions, we can elect to buy launch insurance, which can reduce our monetary losses from the launch failure, but even in this case we will have losses associated with our inability to test our technology in space and delays with further technology development.

Any delays in the development and manufacture of satellites and related technology may adversely impact our business, financial condition and results of operations.

We have previously experienced, and may experience in the future, delays or other complications in the design, manufacture, launch, production, delivery and servicing ramp of satellites and related technology. If delays like this arise or recur, if our remediation measures and process changes do not continue to be successful or if we experience issues with planned manufacturing improvements or design and safety, we could experience issues in sustaining the ramp of our spaceflight system or delays in increasing production further.

If we encounter difficulties in scaling our delivery or servicing capabilities, if we fail to develop and successfully commercialize our satellites and related technologies, if we fail to develop such technologies before our competitors, or if such technologies fail to perform as expected, are inferior to those of our competitors or are perceived as less safe than those of our competitors, our business, financial condition and results of operations could be materially and adversely impacted.

Our customized hardware and software may be difficult and expensive to service, upgrade or replace.

Some of the hardware and software we use in operations is significantly customized and tailored to meet our requirements and specifications and could be difficult and expensive to service, upgrade or replace. Although we expect to maintain inventories of some spare parts, it nonetheless may be difficult, expensive or impossible to obtain replacement parts for the hardware due to a limited number of those parts being manufactured to our requirements and specifications. Also, our business plan contemplates updating or replacing some of the hardware and software in our network as technology advances, but the complexity of our requirements and specifications may present us with technical and operational challenges that complicate or otherwise make it expensive or infeasible to carry out such upgrades and replacements. If we are not able to suitably service, upgrade or replace our equipment, our ability to provide our services and therefore to generate revenue could be harmed.

Our satellites may collide with space debris or another spacecraft, which could adversely affect our operations.

Although we expect to comply with best practices and international orbital debris mitigation requirements to actively maneuver our satellites to avoid potential collisions with space debris or other spacecraft, these abilities are limited by, among other factors, uncertainties and inaccuracies in the projected orbit location of, and predicted collisions with, debris objects tracked and cataloged by governments or other entities. Additionally, some space debris is too small to be tracked and therefore its orbital location is unknown; nevertheless, this debris is still large enough to potentially cause severe damage or a failure of our satellites should a collision occur. If our satellites collide with space debris or other spacecraft, our products and services could be impaired. Also, a failure of one or more of our satellites or the occurrence of equipment failures, collision damage, or other related problems that may result during the de-orbiting process could constitute an uninsured loss and could materially harm our financial condition.

If we are unable to adapt to and satisfy customer demands in a timely and cost-effective manner, or if we are unable to manufacture our products at a quantity and quality that our customers demand, our ability to grow our business may suffer.

The success of our business depends in part on effectively managing and maintaining our space services, manufacturing our products, conducting a sufficient number of launches to meet customer demand and providing customers with an experience that meets or exceeds their expectations. Even if we succeed in developing our products and completing launches within our targeted timeline, we could thereafter fail to develop the ability to produce these products at quantity with a quality management system that ensures that each unit performs as required. Any delay in our ability to produce products or complete launches at rate and with a reliable quality management system could have a material adverse on our business.

If our current or future space services do not meet expected performance or quality standards, including with respect to customer safety and satisfaction, this could cause operational delays. Further, launching satellites within restricted airspace requires advance scheduling and coordination with government agencies and range owners and other users, and any high priority national defense assets will have priority in the use of these resources, which may impact our cadence of our space operations or could result in cancellations or rescheduling. Any operational or manufacturing delays or other unplanned changes to our ability to conduct our launches could have a material adverse effect on our business, financial condition and results of operations.

We may be unable to manage our future growth effectively, which could make it difficult to execute our business strategy.

If our operations continue to grow as planned, of which there can be no assurance, we will need to expand our sales and marketing, customer and commercial strategy, products and services, supply, and manufacturing and distribution functions and initiate research and development. We will also need to continue to leverage our manufacturing and operational systems and processes, and there is no guarantee that we will be able to scale the business and the manufacture of spacecraft as currently planned or within the planned timeframe. The continued expansion of our business may also require additional manufacturing and operational facilities, as well as space for administrative support, and there is no guarantee that we will be able to find suitable locations or partners for the manufacture and operation of our products.

Our continued growth could increase the strain on our resources, and we could experience operating difficulties, including difficulties in hiring, training and managing an increasing number of employees, finding manufacturing capacity to produce our products and related equipment, and delays in production and launches. These difficulties may result in the erosion of our brand image, divert the attention of management and key employees and impact financial and operational results. In addition, in order to continue to expand our presence around the globe, we expect to incur substantial expenses as we continue to attempt to streamline our manufacturing process, increase our launch cadence, hire more employees, and fund research and development efforts relating to new products and technologies and expand our business. If we are unable to drive commensurate growth, these costs, which include lease commitments, headcount and capital assets, could result in decreased margins, which could have a material adverse effect on our business, financial condition and results of operations.

Our prospects and operations may be adversely affected by changes in consumer preferences and economic conditions that affect demand for satellite services.

Because our business is currently concentrated on commercial satellite manufacturing, launch and data services, we are vulnerable to changes in consumer preferences or other market changes. The global economy has in the past, and will in the future, experience recessionary periods and periods of economic instability. During such periods, our potential customers may choose not to expend the amounts that we anticipate based on our expectations with respect to the addressable market for satellite services. There could be a number of other effects from adverse general business and economic conditions on our business, including insolvency of any of our third-party suppliers or contractors, decreased consumer confidence, decreased discretionary spending and reduced customer or governmental demand for satellites and other products we produce, which could have a material adverse effect on our business, financial condition and results of operations.

Adverse publicity stemming from any incident involving us or our competitors, could have a material adverse effect on our business, financial condition and results of operations.

We are at risk of adverse publicity stemming from any public incident involving our company, our people or our brand. If any of our launch partners' vehicles or our satellites or those of one of our competitors were to be involved in a public incident, accident or catastrophe, this could create an adverse public perception of satellite launch or manufacturing activities and result in decreased customer demand for launch and satellite services, which could cause a material adverse effect on our business, financial conditions and results of operations. Further, if our launch partners' vehicles were to be involved in a public incident, accident or catastrophe, we could be exposed to significant reputational harm or potential legal liability. Any reputational harm to our business could cause customers with existing contracts with us to cancel their contracts and could significantly impact our ability to make future sales. The insurance we carry may be inapplicable or inadequate to cover any such incident, accident or catastrophe. In the event that our insurance is inapplicable or not adequate, we may be forced to bear substantial losses from an incident or accident.

If we are unable to maintain relationships with our existing launch partners or enter into relationships with new launch partners, we may be unable to reach our targeted annual launch rate, which could have an adverse effect on our ability to grow our business.

We do not own or operate our own launch vehicles. We rely on third party launch partners to launch our and our customers' satellites. We may in the future experience delays in our efforts to secure additional launch partners. Challenges as a result of regulatory processes or in the ability of our partners to secure the necessary permissions to establish launch sites could delay our ability to achieve our target cadence and could adversely affect our business.

We are dependent on third-party launch vehicles to deliver our systems, products, and technologies into space. If the number of companies offering launch services or the number of launches does not grow in the future or there is a consolidation among companies who offer these services, this could result in a shortage of space on these launch vehicles, which may cause delays in our ability to meet our customers' needs. Additionally, a shortage of space available on launch vehicles may cause prices to increase or cause delays in our ability to meet our customers' needs. Either of these situations could have a material adverse effect on our results of operations and financial condition.

Further, if a launch is delayed, our timing for recognition of revenue may be impacted depending on the length of the delay and the nature of the contract with the customers with technologies on such delayed flight. Such a delay in recognizing revenue could materially impact our financial statements or result in negative impacts to our earnings during a specified time period, which could have a material effect on our results of operations and financial condition.

We rely on a limited number of suppliers for certain raw materials and supplied components. We may not be able to obtain sufficient raw materials or supplied components to meet our manufacturing and operating needs, or obtain such materials on favorable terms, which could impair our ability to fulfill our orders in a timely manner or increase our costs of production.

Our ability to manufacture our products is dependent upon sufficient availability of raw materials and supplied components, which we secure from a limited number of suppliers. Our reliance on suppliers to secure these raw materials and supplied components exposes us to volatility in the prices and availability of these materials. We may not be able to obtain sufficient supply of raw materials or supplied components, on favorable terms or at all, which could result in delays in manufacture of our products or increased costs.

In addition, we have in the past and may in the future experience delays in manufacture or operation as we go through the requalification process with any replacement third-party supplier, as well as the limitations imposed by International Traffic in Arms Regulations and other restrictions on transfer of sensitive technologies. Additionally, the imposition of tariffs on such raw materials or supplied components could have a material adverse effect on our operations. Prolonged disruptions in the supply of any of our key raw materials or components, difficulty qualifying new sources of supply, implementing use of replacement materials or new sources of supply or any volatility in prices could have a material adverse effect on our ability to operate in a cost-effective, timely manner and could cause us to experience cancellations or delays of scheduled launches, customer cancellations or reductions in our prices and margins, any of which could harm our business, financial condition and results of operations.

Failure of third-party contractors could adversely affect our business.

We are dependent on various third-party contractors to develop and provide certain of our components of and processes to our products. Should we experience complications with any of these components and services, we may need to delay our manufacturing activities or delay or cancel scheduled launches. We face the risk that any of our contractors may not fulfill their contracts and deliver their products or services on a timely basis, or at all. We have in the past experienced, and may in the future experience, operational complications with our contractors. The ability of our contractors to effectively satisfy our requirements could also be impacted by such contractors' financial difficulty or damage to their operations caused by fire, terrorist attack, natural disaster, or other events. The failure of any contractors to perform to our expectations could result in shortages of certain manufacturing or operational components for our spacecraft or delays in spaceflights and harm our business. Our reliance on contractors and inability to fully control any operational difficulties with our third-party contractors could have a material adverse effect on our business, financial condition, and results of operations.

We expect to face intense competition in the commercial space market and other industries in which we may operate.

We face intense competition in the commercial space market and amongst our competitors. Currently, our primary competitors in the commercial satellite market are Blacksky, Spire, Hawkeye 360, LoftOrbital, IceEye, Muon Space, Redwire, True Anomoly, and Satellogic. In addition, we are aware of a significant number of entities actively engaged in developing commercial launch capabilities for small and medium sized satellite payloads, including ABL, Rocketlab, Blue Origin, United Launch Alliance and Firefly, among others. Many of our current and potential competitors are larger and have substantially greater financial or other resources than we currently have or expect to have in the future and thus may be better positioned to exploit the market need for small payloads and targeted orbital delivery, which is the focus of our business. They may also be able to devote greater resources to the development of their current and future technologies, which could overlap with our technologies, or the promotion and sale of their products and services. Our competitors could offer small launch vehicles at lower prices, which could undercut our business strategy and potential competitive edge. Our current and potential competitors may also establish cooperative or strategic relationships amongst themselves or with third parties that may further enhance their resources and offerings relative to ours. Further, it is possible that domestic or foreign companies or governments, some with greater experience in the aerospace industry or greater financial resources than we possess, will seek to provide products or services that compete directly or indirectly with ours in the future. Any such foreign competitor, for example, could benefit from subsidies from, or other protective measures by, its home country.

We believe our ability to compete successfully as a commercial provider of launch and satellite services does and will depend on a number of factors, which may change in the future due to increased competition, including the price of our products and services, consumer satisfaction for the experiences we offer, and the frequency and availability of our products and services. If we are unable to compete successfully, our business, financial condition and results of operations could be adversely affected.

We may in the future invest significant resources in developing new service offerings and exploring the application of our proprietary technologies for other uses and those opportunities may never materialize.

While our primary focus for the foreseeable future will be on our commercial launch activities, increasing our launch cadence, and fully expanding our satellite operations center, we may also invest significant resources in developing new technologies, services, products, and offerings. However, we may not realize the expected benefits of these investments. These anticipated technologies, however, are unproven and these products or technologies may never materialize or be commercialized in a way that would allow us to generate ancillary revenue streams. Relatedly, if such technologies become viable offerings in the future, we may be subject to competition from our competitors within the commercial launch and satellite industries, some of which may have substantially greater monetary and knowledge resources than we have and expect to have in the future to devote to the development of these technologies. Such competition or any limitations on our ability to take advantage of such technologies could impact our market share, which could have a material adverse effect on our business, financial condition, and results of operations.

Such research and development initiatives may also have a high degree of risk and involve unproven business strategies and technologies with which we have limited operating or development experience. They may involve claims and liabilities (including, but not limited to, personal injury claims), expenses, regulatory challenges, and other risks that we may not be able to anticipate. There can be no assurance that customer demand for such initiatives will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. Further, any such research and development efforts could distract management from current operations and would divert capital and other resources from our more established offerings and technologies. Even if we were to be successful in developing new products, services, offerings or technologies, regulatory authorities may subject us to new rules or restrictions in response to our innovations that may increase our expenses or prevent us from successfully commercializing new products, services, offerings, or technologies.

If we fail to adequately protect our proprietary intellectual property rights, our competitive position could be impaired and we may lose valuable assets, generate reduced revenue and incur costly litigation to protect our rights.

Our success depends, in part, on our ability to protect our proprietary intellectual property rights, including certain methodologies, practices, tools, technologies and technical expertise we utilize in designing, developing, implementing, and maintaining applications and processes used in our satellite systems and related technologies. To date, we have relied primarily on trade secrets and other intellectual property laws, non-disclosure agreements with our employees, consultants and other relevant persons and other measures to protect our intellectual property and intend to continue to rely on these and other means, including patent protection, in the future. However, the steps we take to protect our intellectual property may be inadequate, and we may choose not to pursue or maintain protection for our intellectual property in the United States or foreign jurisdictions. We will not be able to protect our intellectual property if we are unable to enforce our rights or if we do not detect unauthorized use of our intellectual property. Despite our precautions, it may be possible for unauthorized third parties to copy our technology and use information that we regard as proprietary to create technology that competes with ours.

Further, the laws of some countries do not protect proprietary rights to the same extent as the laws of the United States, and mechanisms for enforcement of intellectual property rights in some foreign countries may be inadequate. To the extent we expand our international activities, our exposure to unauthorized copying and use of our technologies and proprietary information may increase. Accordingly, despite our efforts, we may be unable to prevent third parties from infringing upon, misappropriating or otherwise violating our technology and intellectual property.

We rely in part on trade secrets, proprietary know-how and other confidential information to maintain our competitive position. Although we enter into non-disclosure and invention assignment agreements with our employees, enter into non-disclosure agreements with our customers, consultants, and other parties with whom we have strategic relationships and business alliances and enter into intellectual property assignment agreements with our consultants and vendors, no assurance can be given that these agreements will be effective in controlling access to and distribution of our technology and proprietary information. Further, these agreements do not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products.

Protecting and defending against intellectual property claims may have a material adverse effect on our business.

Our success depends in part upon successful prosecution, maintenance, enforcement and protection of our owned and licensed intellectual property.

To protect our intellectual property rights, we may be required to spend significant resources to monitor and protect these rights. Litigation may be necessary in the future to enforce our intellectual property rights and to protect our trade secrets. Such litigation could be costly, time-consuming and distracting to management and could result in the impairment or loss of portions of our intellectual property. Furthermore, our efforts to enforce our intellectual property rights may be met with defenses, counterclaims and countersuits attacking the validity and enforceability of our intellectual property rights. Our inability to protect our proprietary technology, as well as any costly litigation or diversion of our management's attention and resources, could disrupt our business, as well as have a material adverse effect on our financial condition and results of operations. The results of intellectual property litigation are difficult to predict and may require us to stop using certain technologies or offering certain services or may result in significant damage awards or settlement costs. There is no guarantee that any action to defend, maintain or enforce our owned or licensed intellectual property rights will be successful, and an adverse result in any such proceeding could have a material adverse impact on our business, financial condition, operating results, and prospects.

In addition, we may from time-to-time face allegations that we are infringing, misappropriating or otherwise violating the intellectual property rights of third parties, including the intellectual property rights of our competitors. We may be unaware of the intellectual property rights that others may claim cover some or all of our technology or services. Irrespective of the validity of any such claims, we could incur significant costs and diversion of resources in defending against them, and there is no guarantee any such defense would be successful, which could have a material adverse effect on our business, contracts, financial condition, operating results, liquidity, and prospects.

Even if these matters do not result in litigation or are resolved in our favor or without significant cash settlements, these matters, and the time and resources necessary to litigate or resolve them, could divert the time and resources of our management team, and harm our business, our operating results and our reputation.

The majority of our customer contracts may be terminated by the customer at any time for convenience as well as other provisions permitting the customer to discontinue contract performance for cause (for example, if we do not achieve certain milestones on a timely basis). If our contracts are terminated or if we experience any other contract-related risks, our results of operations may be adversely impacted. In addition, some of our customers are government entities, which subjects us to additional risks including early termination, audits, investigations, sanctions, and penalties.

We are subject to a variety of contract-related risks. Some of our existing customer contracts, including those with the government, include provisions allowing the customers to terminate their contracts for convenience, with a termination penalty for at least the amounts already paid, or to terminate the contracts for cause (for example, if we do not achieve certain milestones on a timely basis). Customers that terminate such contracts may also be entitled to a pro rata refund of the amount of the customer's deposit. In addition, some of our customers are pre-revenue startups or otherwise not fully established companies, which exposes us to a degree of counterparty credit risk.

Part of our strategy is to market our space and satellite manufacturing and launch and data services to key government customers. We expect we may derive limited revenue from contracts with NASA and the U.S. government and may enter into further contracts with the U.S. or foreign governments in the future, and this subjects us to statutes and regulations applicable to companies doing business with the U.S. government, including the Federal Acquisition Regulation. These U.S. government contracts customarily contain provisions that give the government substantial rights and remedies, many of which are not typically found in commercial contracts, and which are unfavorable to contractors. For instance, most U.S. government agencies include provisions that allow the government to unilaterally terminate or modify contracts for convenience, in which case the counterparty to the contract may generally recover only its incurred or committed costs and settlement expenses and profit on work completed prior to the termination. If the government terminates a contract for default, the defaulting party may be liable for any extra costs incurred by the government in procuring undelivered items from another source.

Our government contracts may be subject to the approval of appropriations being made by the U.S. Congress to fund the expenditures under these contracts. In addition, government contracts normally contain additional requirements that may increase our costs of doing business, reduce our profits, and expose us to liability for failure to comply with these terms and conditions. These requirements include, for example:

- specialized disclosure and accounting requirements unique to government contracts;

- financial and compliance audits that may result in potential liability for price adjustments, recoupment of government funds after such funds have been spent, civil and criminal penalties, or administrative sanctions such as suspension or debarment from doing business with the U.S. government;

- public disclosures of certain contract and company information; and

- mandatory socioeconomic compliance requirements, including labor requirements, non-discrimination and affirmative action programs and environmental compliance requirements.

Government contracts are also generally subject to greater scrutiny by the government, which can initiate reviews, audits, and investigations regarding our compliance with government contract requirements. In addition, if we fail to comply with government contract laws, regulations and contract requirements, our contracts may be subject to termination, and we may be subject to financial and/or other liability under our contracts, the Federal Civil False Claims Act (including treble damages and other penalties), or criminal law. In particular, the False Claims Act's "whistleblower" provisions also allow private individuals, including present and former employees, to sue on behalf of the U.S. government. Any penalties, damages, fines, suspension, or damages could adversely affect our ability to operate our business and our financial results. If any customer were to unexpectedly terminate, cancel, or decline to exercise an option to renew with respect to one or more of our significant contracts for any reason, including as a result of our failure to meet certain performance milestones, or if a government customer were to suspend or debar us from doing business with such government, our business, financial condition, and results of operations would be materially harmed.

If we commercialize outside the United States, we will be exposed to a variety of risks associated with international operations that could materially and adversely affect our business.

As part of our growth, we aim to establish offices and partnerships outside of the United States. We plan to continue to build our pipeline of global customers to include joint ventures and strategic partnerships. As we expand internationally, we expect that we would be subject to additional risks related to entering into international business relationships, including:

- restructuring our operations to comply with local regulatory regimes;

- identifying, hiring and training highly skilled personnel;

- unexpected changes in tariffs, trade barriers and regulatory requirements, including through the International Traffic in Arms Regulations, or ITAR, Export Administration Regulations, or EAR, and Office of Foreign Assets Control, or OFAC;

- economic weakness, including inflation, or political instability in foreign economies and markets;

- compliance with tax, employment, immigration, and labor laws for employees living or traveling abroad;

- foreign taxes, including withholding of payroll taxes;

- the need for U.S. government approval to operate our spaceflight systems outside the United States;

- foreign currency fluctuations, which could result in increased operating expenses and reduced revenue;

- government appropriation of assets;

- workforce uncertainty in countries where labor unrest is more common than in the United States; and

- disadvantages of competing against companies from countries that are not subject to U.S. laws and regulations, including the U.S. Foreign Corrupt Practices Act, or FCPA, OFAC regulations and U.S. anti-money laundering regulations, as well as exposure of our foreign operations to liability under these regulatory regimes.

Our business is subject to a wide variety of extensive and evolving government laws and regulations. Failure to comply with such laws and regulations could have a material adverse effect on our business.

We are subject to a wide variety of laws and regulations relating to various aspects of our business, including with respect to our satellite system operations, employment and labor, health care, tax, privacy and data security, health and safety, and environmental issues. Laws and regulations at the foreign, federal, state, and local levels frequently change, especially in relation to new and emerging industries, and we cannot always reasonably predict the impact from, or the ultimate cost of compliance with, current or future regulatory or administrative changes. We monitor these developments and devote a significant amount of management's time and external resources towards compliance with these laws, regulations and guidelines, and such compliance places a significant burden on management's time and other resources, and it may limit our ability to expand into certain jurisdictions. Moreover, changes in law, the imposition of new or additional regulations or the enactment of any new or more stringent legislation that impacts our business could require us to change the way we operate and could have a material adverse effect on our sales, profitability, cash flows and financial condition.

Failure to comply with these laws, such as with respect to obtaining and maintaining licenses, certificates, authorizations and permits critical for the operation of our business, may result in civil penalties or private lawsuits, or the suspension or revocation of licenses, certificates, authorizations or permits, which would prevent us from operating our business. For example, deploying space assets such as satellites in the United States require licenses and permits from certain agencies of the Department of Transportation, including the Federal Aviation Administration, or FAA, and review by other agencies of the U.S. Government, including the National Oceanic and Atmospheric Administration, or "NOAA", the Department of Defense, Department of State, NASA, Federal Communications Commission, or the "FCC" and the International Telecommunications Union, or the "ITU". License approval includes an interagency review of safety, operational, national security, and foreign policy and international obligations implications, as well as a review of foreign ownership. Delays in licensing and approvals allowing us to deploy our commercial satellites could adversely affect our ability to operate our business and our financial results.

Moreover, regulation of our industry is still evolving, and new or different laws or regulations could affect our operations, increase direct compliance costs for us or cause any third-party suppliers or contractors to raise the prices they charge us because of increased compliance costs. Application of these laws to our business may negatively impact our performance in various ways, limiting the collaborations we may pursue, further regulating the export and re-export of our products, services, and technology from the United States and abroad, and increasing our costs and the time necessary to obtain required authorization. The adoption of a multi-layered regulatory approach to any one of the laws or regulations to which we are or may become subject, particularly where the layers are in conflict, could require alteration of our manufacturing processes or operational parameters which may adversely impact our business. We may not be in complete compliance with all such requirements at all times and, even when we believe we are in complete compliance, a regulatory agency may determine that we are not. The timing of our satellite deployments may depend on the ability of our partners to secure regulatory licenses from the FAA and the FCC/ITU**.**

A component of our near-term strategy involves increasing our launch cadence by accelerating our development and production efforts and adding additional launch partners. Our ability to achieve this increased launch cadence within the timeframe in which we hope to do so will depend on the ability of our launch partners to secure the necessary regulatory licenses from the FAA, the FCC/ITU and other regulatory authorities. If our launch partners fail to obtain the licenses necessary to support our anticipated launch cadence, or any delays or hurdles that present in our interactions with the FAA, the FCC/ITU or other regulatory authorities, could impact our ability to grow our business, could delay our ability to execute on our existing and future customer contracts and could adversely affect our business and results of operations.

We are subject to stringent U.S. export and import control laws and regulations. Unfavorable changes in these laws and regulations or U.S. government licensing policies, our failure to secure timely U.S. government authorizations under these laws and regulations, or our failure to comply with these laws and regulations could have a material adverse effect on our business, financial condition, and results of operation.

Our business is subject to stringent U.S. import and export control laws and regulations as well as economic sanctions laws and regulations. We are required to import and export our products, software, technology, and services, as well as run our operations in the United States, in full compliance with such laws and regulations, which include the EAR, the ITAR, and economic sanctions administered by the Treasury Department's OFAC. Similar laws that impact our business exist in other jurisdictions. These foreign trade controls prohibit, restrict, or regulate our ability to, directly or indirectly, export, deemed export, re-export, deemed re-export or transfer certain hardware, technical data, technology, software, or services to certain countries and territories, entities, and individuals, and for end uses. If we are found to be in violation of these laws and regulations, it could result in civil and criminal, monetary and non-monetary penalties, the loss of export or import privileges, debarment, and reputational harm.

Pursuant to these foreign trade control laws and regulations, we are required, among other things, to (i) maintain a registration under the ITAR, (ii) determine the proper licensing jurisdiction and export classification of products, software, and technology, and (iii) obtain licenses or other forms of U.S. government authorization to engage in the conduct of our spaceflight business. The authorization requirements include the need to get permission to release controlled technology to foreign person employees and other foreign persons. Changes in U.S. foreign trade control laws and regulations, or reclassifications of our products or technologies, may restrict our operations. The inability to secure and maintain necessary licenses and other authorizations could negatively impact our ability to compete successfully or to operate our spaceflight business as planned. Any changes in the export control regulations or U.S. government licensing policy, such as those necessary to implement U.S. government commitments to multilateral control regimes, may restrict our operations. Given the great discretion the government has in issuing or denying such authorizations to advance U.S. national security and foreign policy interests, there can be no assurance we will be successful in our future efforts to secure and maintain necessary licenses, registrations, or other U.S. government regulatory approvals.

Under the "Exon-Florio Amendment" to the U.S. Defense Production Act of 1950, as amended (the "DPA"), the U.S. President has the power to disrupt or block certain foreign investments in U.S. businesses if he determines that such a transaction threatens U.S. national security. The Committee on Foreign Investment in the United States ("CFIUS") has been delegated the authority to conduct national security reviews of certain foreign investments. CFIUS may impose mitigation conditions to grant clearance of a transaction.

The Foreign Investment Risk Review Modernization Act ("FIRRMA"), enacted in 2018, amended the DPA to, among other things, expand CFIUS's jurisdiction beyond acquisitions of control of U.S. businesses. Under FIRRMA, CFIUS also has jurisdiction over certain foreign non-controlling investments in U.S. businesses that are involved with critical technology or critical infrastructure, or that collect and maintain sensitive personal data of U.S. citizens ("TID U.S. Businesses"), if the foreign investor receives specified triggering rights in connection with its investment. We are a TID U.S. Business because we develop and design technologies that would be considered critical technologies. Certain foreign investments in TID U.S. Businesses are subject to mandatory filing with CFIUS. These restrictions on the ability of foreign persons to invest in us could limit our ability to engage in strategic transactions that could benefit our stockholders, including a change of control, and could also affect the price that an investor may be willing to pay for our common stock.

Failure to comply with federal, state, and foreign laws and regulations relating to privacy, data protection and consumer protection, or the expansion of current or the enactment of new laws or regulations relating to privacy, data protection and consumer protection, could adversely affect our business and our financial condition.

We collect, store, process, and use personal information and other customer data, and we rely in part on third parties that are not directly under our control to manage certain of these operations and to collect, store, process and use payment information. Due to the volume and sensitivity of the personal information and data we and these third parties manage and expect to manage in the future, as well as the nature of our customer base, the security features of our information systems are critical. A variety of federal, state, and foreign laws and regulations govern the collection, use, retention, sharing and security of this information. Laws and regulations relating to privacy, data protection and consumer protection are evolving and subject to potentially differing interpretations. These requirements may not be harmonized, may be interpreted, and applied in a manner that is inconsistent from one jurisdiction to another or may conflict with other rules or our practices. As a result, our practices may not have complied or may not comply in the future with all such laws, regulations, requirements, and obligations.

We expect that new industry standards, laws and regulations will continue to be proposed regarding privacy, data protection and information security in many jurisdictions. We cannot yet determine the impact such future laws, regulations and standards may have on our business. Complying with these evolving obligations is costly.

As we expand our international presence, we may also become subject to additional privacy rules, many of which, such as the General Data Protection Regulation promulgated by the European Union (the "GDPR") and national laws supplementing the GDPR, such as in the United Kingdom, are significantly more stringent than those currently enforced in the United States. The law requires companies to meet stringent requirements regarding the handling of personal data of individuals located in the EEA. These more stringent requirements include expanded disclosures to inform customers about how we may use their personal data through external privacy notices, increased controls on profiling customers and increased rights for data subjects (including customers and employees) to access, control and delete their personal data. In addition, there are mandatory data breach notification requirements. The law also includes significant penalties for non-compliance, which may result in monetary penalties of up to the higher of €20.0 million or 4% of a group's worldwide turnover for the preceding financial year for the most serious violations. The GDPR and other similar regulations require companies to give specific types of notice and informed consent is required for the placement of a cookie or similar technologies on a user's device for online tracking for behavioral advertising and other purposes and for direct electronic marketing, and the GDPR also imposes additional conditions in order to satisfy such consent, such as a prohibition on pre-checked tick boxes and bundled consents, thereby requiring customers to affirmatively consent for a given purpose through separate tick boxes or other affirmative action.

A significant data breach or any failure, or perceived failure, by us to comply with any federal, state or foreign privacy or consumer protection-related laws, regulations or other principles or orders to which we may be subject or other legal obligations relating to privacy or consumer protection could adversely affect our reputation, brand and business, and may result in claims, investigations, proceedings or actions against us by governmental entities or others or other penalties or liabilities or require us to change our operations and/or cease using certain data sets. Depending on the nature of the information compromised, we may also have obligations to notify users, law enforcement or payment companies about the incident and may need to provide some form of remedy, such as refunds, for the individuals affected by the incident.

Failures in our technology infrastructure could damage our business, reputation and brand and substantially harm our business and results of operations.

If our main data center were to fail, or if we were to suffer an interruption or degradation of services at our main data center, we could lose important manufacturing and technical data, which could harm our business. Our facilities are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures, and similar events. In the event that our or any third-party provider's systems or service abilities are hindered by any of the events discussed above, our ability to operate may be impaired. A decision to close the facilities without adequate notice, or other unanticipated problems, could adversely impact our operations. Any of the aforementioned risks may be augmented if our or any third-party provider's business continuity and disaster recovery plans prove to be inadequate. The facilities also could be subject to break-ins, computer viruses, sabotage, intentional acts of vandalism and other misconduct. Any security breach, including personal data breaches, or incident, including cybersecurity incidents, that we experience could result in unauthorized access to, misuse of or unauthorized acquisition of our or our customers' data, the loss, corruption or alteration of this data, interruptions in our operations or damage to our computer hardware or systems or those of our customers. Moreover, negative publicity arising from these types of disruptions could damage our reputation. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service. Significant unavailability of our services due to attacks could cause users to cease using our services and materially and adversely affect our business, prospects, financial condition, and results of operations.

We are highly dependent on our senior management team and other highly skilled personnel, and if we are not successful in attracting or retaining highly qualified personnel, we may not be able to successfully implement our business strategy.

Our success depends, in significant part, on the continued services of our senior management team and on our ability to attract, motivate, develop, and retain a sufficient number of other highly skilled personnel, including engineers, manufacturing and quality assurance, design, finance, marketing, sales and support personnel. Our senior management team has extensive experience in the aerospace industry, and we believe that their depth of experience is instrumental to our continued success. The loss of any one or more members of our senior management team, for any reason, including resignation or retirement, could impair our ability to execute our business strategy and have a material adverse effect on our business, financial condition, and results of operations.

Competition for qualified highly skilled personnel can be strong, and we can provide no assurance that we will be successful in attracting or retaining such personnel now or in the future. We have not yet started production level satellite manufacturing, launch and data operations, and our estimates of the required team size to support our estimated flight rates may require increases in staffing levels that may require significant capital expenditure. Further, any inability to recruit, develop and retain qualified employees may result in high employee turnover and may force us to pay significantly higher wages, which may harm our profitability. Additionally, we only carry key man insurance for our Chief Executive Officer, and the loss of any key employee or our inability to recruit, develop and retain these individuals as needed, could have a material adverse effect on our business, financial condition, and results of operations.

Any acquisitions, partnerships, or joint ventures that we enter into could disrupt our operations and have a material adverse effect on our business, financial condition and results of operations.

From time to time, we may evaluate potential strategic acquisitions of businesses, including partnerships or joint ventures with third parties, both domestic and international. We may not be successful in identifying acquisition, partnership, and joint venture candidates. In addition, we may not be able to continue the operational success of such businesses or successfully finance or integrate any businesses that we acquire or with which we form a partnership or joint venture. We may have potential write-offs of acquired assets and/or an impairment of any goodwill recorded as a result of acquisitions. Furthermore, the integration of any acquisition may divert management's time and resources from our core business and disrupt our operations or may result in conflicts with our business. Any acquisition, partnership or joint venture may not be successful, may reduce our cash reserves, may negatively affect our earnings and financial performance and, to the extent financed with the proceeds of debt, may increase our indebtedness. We cannot ensure that any acquisition, partnership, or joint venture we make will not have a material adverse effect on our business, financial condition, and results of operations.

We may experience difficulties in integrating the operations of acquired companies into our business and in realizing the expected benefits of these acquisitions.

Acquisitions involve numerous risks, any of which could harm our business and negatively affect our financial condition and results of operations. The success of any acquisition will depend in part on our ability to realize the anticipated business opportunities from combining their and our operations in an efficient and effective manner. These integration processes could take longer than anticipated and could result in the loss of key employees, the disruption of each company's ongoing businesses, tax costs or inefficiencies, or inconsistencies in standards, controls, information technology systems, procedures and policies, any of which could adversely affect our ability to maintain relationships with customers, employees or other third parties, or our ability to achieve the anticipated benefits of the acquisitions, and could harm our financial performance. If we are unable to successfully or timely integrate the operations of an acquired company with our business, we may incur unanticipated liabilities and be unable to realize the revenue growth, synergies and other anticipated benefits resulting from the acquisitions, or fully offset the costs of the acquisition, and our business, results of operations and financial condition could be materially and adversely affected.

We are subject to many hazards and operational risks that can disrupt our business, including interruptions or disruptions in service at our primary facilities, which could have a material adverse effect on our business, financial condition, and results of operations.

Our operations are subject to many hazards and operational risks inherent to our business, including general business risks, product liability and damage to third parties, our infrastructure or properties that may be caused by fires, floods and other natural disasters, power losses, telecommunications failures, terrorist attacks, human errors and similar events. Additionally, our manufacturing operations are hazardous at times and may expose us to safety risks, including environmental risks and health and safety hazards to our employees or third parties.

Moreover, our operations are entirely based in and around our Cape Canaveral, Florida facility, where our machine shop, production facilities, administrative offices, and engineering functions are located. Any significant interruption due to any of the above hazards and operational to the manufacturing or operation of our facilities, including from weather conditions, growth constraints, performance by third-party providers (such as electric, utility or telecommunications providers), failure to properly handle and use hazardous materials, failure of computer systems, power supplies, fuel supplies, infrastructure damage, disagreements with the owners of the land on which our facilities are located could result in manufacturing delays or the delay or cancellation of our planned commercial satellite launches and, as a result, could have a material adverse effect on our business, financial condition and results of operations.

In addition, our insurance coverage may be inadequate to cover our liabilities related to such hazards or operational risks. Moreover, we may not be able to maintain adequate insurance in the future at rates we consider reasonable and commercially justifiable, and insurance may not continue to be available on terms as favorable as our current arrangements. The occurrence of a significant uninsured claim, or a claim in excess of the insurance coverage limits maintained by us, could harm our business, financial condition and results of operations.

We have not historically obtained in-orbit insurance coverage for our satellites to address the risk of potential systemic anomalies, failures, collisions with our satellites or other satellites or debris, or catastrophic events affecting the existing satellite system. If one or more of our in-orbit satellites or technologies fail, and we have not obtained insurance coverage, we could be required to record significant impairment charges for the satellite or technology.

We have not historically obtained and may not maintain launch or in-orbit insurance coverage for our satellites to address the risk of potential systemic anomalies, failures, collisions with our satellites or other satellites or debris, or catastrophic events affecting the existing satellite system. If one or more of our in-orbit uninsured satellites or technologies fail, or one or more of our uninsured satellites is destroyed during failed launch, we could be required to record significant impairment charges for the satellite or technology. We may review the purchase of launch insurance on a case-by-case basis evaluating the launch history of our launch provider, number of satellites to be deployed on the launch vehicle, the status of our constellation, our ability to launch additional satellites in the near term, and the cost of insurance, among other factors. As a result of our case-by-case evaluation process, we have procured launch insurance for our next four upcoming launches, which policies are subject to the typical terms and conditions regarding, among other things, cancellation and scope of coverage. We do not maintain third-party liability insurance with respect to our satellites. Accordingly, we currently have no insurance to cover any third-party damages that may be caused by any of our satellites, including personal and property insurance. If we experience significant uninsured losses, such events could have a material adverse impact on our business, financial condition and results of operations.

Natural disasters, unusual weather conditions, epidemic outbreaks, global health crises, terrorist acts and political events could disrupt our business and flight schedule.

The occurrence of one or more natural disasters such as tornadoes, hurricanes, fires, floods and earthquakes, unusual weather conditions, epidemic outbreaks, terrorist attacks or disruptive political events in certain regions where our facilities are located, or where our third-party contractors' and suppliers' facilities are located, could adversely affect our business, financial condition, and results of operations. Severe weather, such as rainfall, snowfall, or extreme temperatures, may impact the ability of our satellite launch and data services to be carried out as planned, resulting in additional expense to reschedule such service, thereby reducing our sales and profitability. Terrorist attacks, actual or threatened acts of war or the escalation of current hostilities, or any other military or trade disruptions impacting our domestic or foreign suppliers of components of our products, may impact our operations by, among other things, causing supply chain disruptions and increases in commodity prices, which could adversely affect our raw materials or transportation costs. These events also could cause or act to prolong an economic recession in the United States or abroad. To the extent these events also impact one or more of our suppliers or contractors or result in the closure of any of their facilities or our facilities, commence our commercial satellite launch activities as planned or thereafter increase our launch cadence. In addition, the disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans and, more generally, any of these events could cause consumer confidence and spending to decrease, which could adversely impact our commercial satellite manufacturing, launch and data operations.

Our operating results may fluctuate significantly, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.

Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside of our control, including, but not limited to:

● the number of satellite launch missions we schedule for a period, the price at which we sell them and our ability to schedule additional launch missions for repeat customers;

● unexpected weather patterns, maintenance issues, natural disasters or other events that force us to cancel or reschedule launches;

● the cost of raw materials or supplied components critical for the manufacture and operation of our satellite equipment;

● the timing and cost of, and level of investment in, research and development relating to our technologies and our current or future facilities;

● developments involving our competitors;

● changes in governmental regulations or in the status of our regulatory approvals or applications;

● future accounting pronouncements or changes in our accounting policies; and

● general market conditions and other factors, including factors unrelated to our operating performance or the operating performance of our competitors.

The individual or cumulative effects of factors discussed above could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful.

This variability and unpredictability could also result in our failing to meet the expectations of industry or financial analysts or investors for any period. If our revenue or operating results fall below the expectations of analysts or investors or below any guidance we may provide, or if the guidance we provide is below the expectations of analysts or investors, the price of our common stock could decline substantially. Such a stock price decline could occur even when we have met any previously publicly stated guidance we may provide.

We may become involved in litigation that may materially adversely affect us.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including intellectual property, commercial, product liability, employment, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management's attention and resources from the operation of our business, and cause us to incur significant expenses or liability or require us to change our business practices. Because of the potential risks, expenses, and uncertainties of litigation, we may, from time to time, settle disputes, even where we believe that we have meritorious claims or defenses. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business.

We have been focused on developing satellite manufacturing and launch capabilities and services since 2013. This limited operating history makes it difficult to evaluate our future prospects and the risks and challenges it may encounter.

Because we have limited historical financial data and operate in a rapidly evolving market, any predictions about its future revenue and expenses may not be as accurate as they would be if it had a longer operating history or operated in a more developed market. We have encountered in the past, and will encounter in the future, risks and uncertainties frequently experienced by growing companies with limited operating histories in rapidly changing industries. If our assumptions regarding these risks and uncertainties, which we use to plan and operate our business, are incorrect or change, or if we do not address these risks successfully, our results of operations could differ materially from our expectations and our business, financial condition and results of operations could be adversely affected.

The markets for commercial satellite manufacturing, launch and data services have not been well established as the commercialization of space is a relatively new development and is rapidly evolving. Our estimates for the total addressable markets for satellite launch and data services are based on a number of internal and third-party estimates, including our contracted revenue and sales pipeline, assumed prices at which we can offer services, assumed frequency of service, our ability to leverage our current manufacturing and operational processes and general market conditions. As a result, our estimates of the annual total addressable markets for in-space infrastructure services, as well as the expected growth rate for the total addressable market for that experience, may prove to be incorrect.

We are subject to environmental regulation and may incur substantial costs.

We are subject to federal, state, local and foreign laws, regulations, and ordinances relating to the protection of the environment, including those relating to emissions to the air, discharges to surface and subsurface waters, safe drinking water, greenhouse gases and the management of hazardous substances, oils and waste materials. Federal, state, and local laws and regulations relating to the protection of the environment may require a current or previous owner or operator of real estate to investigate and remediate hazardous or toxic substances or petroleum product releases at or from the property. Under federal law, generators of waste materials, and current and former owners or operators of facilities, can be subject to liability for investigation and remediation costs at locations that have been identified as requiring response actions. Compliance with environmental laws and regulations can require significant expenditures. In addition, we could incur costs to comply with such current or future laws and regulations, the violation of which could lead to substantial fines and penalties.

We may have to pay governmental entities or third parties for property damage and for investigation and remediation costs that they incurred in connection with any contamination at our current and former properties without regard to whether we knew of or caused the presence of the contaminants. Liability under these laws may be strict, joint and several, meaning that we could be liable for the costs of cleaning up environmental contamination regardless of fault or the amount of waste directly attributable to us. Even if more than one person may have been responsible for the contamination, each person covered by these environmental laws may be held responsible for all of the clean-up costs incurred. Environmental liabilities could arise and have a material adverse effect on our financial condition and performance. We do not believe, however, that pending environmental regulatory developments in this area will have a material effect on our capital expenditures or otherwise materially adversely affect its operations, operating costs, or competitive position.

The COVID-19 pandemic has and could continue to negatively affect various aspects of our business, make it more difficult for us to meet our obligations to our customers, and result in reduced demand for our products and services, which could have a material adverse effect on our business, financial condition, results of operations, or cash flows.

In December 2019, a novel strain of coronavirus was reported to have surfaced in Wuhan, China, and it has since spread throughout other parts of the world, including the United States. Any outbreak of contagious diseases or other adverse public health developments could have a material adverse effect on our business operations. These impacts to our operations have included and could again in the future include disruptions or restrictions on the ability of our employees and customers to travel or our ability to pursue collaborations and other business transactions, travel to customers and/or conduct live demonstrations of our products, oversee the activities of our third-party manufacturers and suppliers. We may also be impacted by the temporary closure of the facilities of suppliers, manufacturers, or customers.

Changes in tax laws or regulations may increase tax uncertainty and adversely affect results of our operations and our effective tax rate.

We will be subject to taxes in the United States and certain foreign jurisdictions. Due to economic and political conditions, tax rates in various jurisdictions, including the United States, may be subject to change. Our future effective tax rates could be affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets and liabilities and changes in tax laws or their interpretation. In addition, we may be subject to income tax audits by various tax jurisdictions. Although we believe our income tax liabilities are reasonably estimated and accounted for in accordance with applicable laws and principles, an adverse resolution by one or more taxing authorities could have a material impact on the results of our operations. Further, we may be unable to utilize our net operating losses in the event a change in control is determined to have occurred.

Our Chief Executive Officer, Carol Craig, is also the Chief Executive Officer of CTC and may allocate her time to such other business thereby causing conflicts of interest in her determination as to how much time to devote to our affairs. This could have a negative impact on our ability to implement our plan of operation.

Our Chief Executive Officer, Carol Craig, is also the Chief Executive Officer of CTC and may not commit her full time to our affairs, which may result in a conflict of interest in allocating her time between our business and the other business. Ms. Craig spends approximately 70 hours per week working for us. Furthermore, our Chief Executive Officer is not obligated to contribute any specific number of her hours per week to our affairs. If other business affairs require our Chief Executive Officer to devote more amounts of time to other affairs, including the business of CTC, it could limit their ability to devote time to our affairs and could have a negative impact on our ability to implement our plan of operation.

Risks Related to our Relationship with Craig Technical Consulting, Inc.

The ownership by our Chief Executive Officer of shares of CTC common stock may create, or may create the appearance of, conflicts of interest.

The ownership by our Chief Executive Officer of shares of CTC common stock may create, or may create the appearance of, conflicts of interest. Ownership by our Chief Executive Officer of common stock of CTC, creates, or, may create the appearance of, conflicts of interest when she is faced with decisions that could have different implications for CTC than the decisions have for us. Our Chief Executive Officer has agreed to recuse herself with respect to voting on any matter coming before either CTC's or our board of directors related to our relationship with CTC, although she will still be permitted to participate in discussions and negotiations. Any perceived conflicts of interest resulting from investors questioning the independence of our management or the integrity of corporate governance procedures may materially affect our stock price.

Risks Related to Our Class A Common Stock

We are currently listed on The Nasdaq Capital Market. If we are unable to maintain listing of our securities on Nasdaq or any stock exchange, our stock price could be adversely affected and the liquidity of our stock and our ability to obtain financing could be impaired and it may be more difficult for our stockholders to sell their securities.

Although our common stock is currently listed on The Nasdaq Capital Market, we may not be able to continue to meet the exchange's minimum listing requirements or those of any other national exchange. If we are unable to maintain listing on Nasdaq or if a liquid market for our common stock does not develop or is sustained, our common stock may remain thinly traded.

The listing rules of Nasdaq require listing issuers to comply with certain standards in order to remain listed on its exchange. If, for any reason, we should fail to maintain compliance with these listing standards and Nasdaq should delist our securities from trading on its exchange and we are unable to obtain listing on another national securities exchange, a reduction in some or all of the following may occur, each of which could have a material adverse effect on our stockholders:

- the liquidity of our common stock;

- the market price of our common stock;

- our ability to obtain financing for the continuation of our operations;

- the number of institutional and general investors that will consider investing in our common stock;

- the number of investors in general that will consider investing in our common stock;

- the number of market makers in our common stock;

- the availability of information concerning the trading prices and volume of our common stock; and

- the number of broker-dealers willing to execute trades in shares of our common stock.

The dual-class structure of our common stock as contained in our amended and restated certificate of incorporation, as amended, has the effect of concentrating voting influence with those stockholders who held our Class B common stock prior to our initial public offering. This ownership could limit your ability to influence corporate matters, including the election of directors, amendments of our organizational documents, and any merger, consolidation, sale of all or substantially all of our assets, or other major corporate transactions requiring stockholder approval, and that may adversely affect the trading price of our Class A common stock.

Our Class B common stock has ten votes per share, and our Class A common stock, which is the stock that we sold in our initial public offering, has one vote per share. CTC holds all of the issued and outstanding shares of our Class B common stock, representing approximately 5.2% of the voting power of our outstanding capital stock. In addition, because of the ten-to-one voting ratio between our Class B and Class A common stock, the holder of our Class B common stock could continue to have influence in the voting power of our common stock and therefore significantly influence all matters submitted to our stockholders for approval until converted by our Class B common stockholder. This significant influence may limit or preclude your ability to influence corporate matters for the foreseeable future, including the election of directors, amendments of our organizational documents and any merger, consolidation, sale of all or substantially all of our assets or other major corporate transactions requiring stockholder approval. In addition, this concentrated control may prevent or discourage unsolicited acquisition proposals or offers for our capital stock that you may feel are in your best interest as one of our stockholders. As a result, such influence may adversely affect the market price of our Class A common stock.

Future transfers by holders of Class B common stock will generally result in those shares converting to Class A common stock, subject to limited exceptions as specified in our amended and restated certificate of incorporation, such as transfers to family members and certain transfers effected for estate planning purposes. The conversion of Class B common stock to Class A common stock will have the effect, over time, of increasing the relative voting power of those holders of Class B common stock who retain their shares in the long term. As a result, it is possible that one or more of the persons or entities holding our Class B common stock could gain significant voting influence as other holders of Class B common stock sell or otherwise convert their shares into Class A common stock.

We cannot predict the effect our dual-class structure may have on the market price of our Class A common stock.

We cannot predict whether our dual-class structure will result in a lower or more volatile market price of our Class A common stock, adverse publicity or other adverse consequences. For example, certain index providers have announced and implemented restrictions on including companies with multiple-class share structures in certain of their indices. In July 2017, FTSE Russell announced that it would require new constituents of its indices to have greater than 5% of the company's voting rights in the hands of public stockholders, and S&P Dow Jones announced that it would no longer admit companies with multiple-class share structures to certain of its indices. Affected indices include the Russell 2000 and the S&P 500, S&P MidCap 400 and S&P SmallCap 600, which together make up the S&P Composite 1500. Also in 2017, MSCI, a leading stock index provider, opened public consultations on its treatment of no-vote and multi-class structures and temporarily barred new multi-class listings from certain of its indices; however, in October 2018, MSCI announced its decision to include equity securities "with unequal voting structures" in its indices and to launch a new index that specifically includes voting rights in its eligibility criteria. Under such announced and implemented policies, the dual-class structure of our common stock would make us ineligible for inclusion in certain indices and, as a result, mutual funds, exchange-traded funds and other investment vehicles that attempt to passively track those indices would not invest in our Class A common stock. These policies are relatively new and it is unclear what effect, if any, they will have on the valuations of publicly-traded companies excluded from such indices, but it is possible that they may adversely affect valuations, as compared to similar companies that are included. Due to the dual-class structure of our common stock, we will likely be excluded from certain indices and we cannot assure you that other stock indices will not take similar actions. Given the sustained flow of investment funds into passive strategies that seek to track certain indices, exclusion from certain stock indices would likely preclude investment by many of these funds and could make our Class A common stock less attractive to other investors. As a result, the market price of our Class A common stock could be adversely affected.

We could be subject to securities class action litigation.

In the past, securities class action litigation has often been brought against companies following a decline in the market price of their securities. This risk is especially relevant for us because technology companies have experienced significant share price volatility in recent years. If we face such litigation, it could result in substantial costs and a diversion of management's attention and resources, which could harm our business.

If securities or industry analysts do not publish research or publish inaccurate or unfavorable research about our business, the market price for the shares and trading volume could decline.

The trading market for our Class A common stock will depend in part on the research and reports that securities or industry analysts publish about us or our business. If research analysts do not establish and maintain adequate research coverage or if one or more of the analysts who covers us downgrades our Class A common stock or publishes inaccurate or unfavorable research about our business, the market price for our Class A common stock would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, we could lose visibility in the financial markets, which, in turn, could cause the market price or trading volume for our common stock to decline.

We do not expect to pay dividends in the foreseeable future, and you must rely on price appreciation of your shares of Class A common stock for return on your investment.

We have paid no cash dividends on any class of our stock to date, and we do not anticipate paying cash dividends in the near term. For the foreseeable future, we intend to retain any earnings to finance the development and expansion of our business, and we do not anticipate paying any cash dividends on our stock. Accordingly, investors must be prepared to rely on sales of their shares after price appreciation to earn an investment return, which may never occur. Investors seeking cash dividends should not purchase our shares. Any determination to pay dividends in the future will be made at the discretion of our board of directors and will depend on our results of operations, financial condition, contractual restrictions, restrictions imposed by applicable law and other factors our board deems relevant.

We will incur increased costs as a public company, and our management will be required to devote substantial time to new compliance initiatives and corporate governance practices.

As a public company, and particularly after we no longer qualify as an emerging growth company, we will incur significant legal, accounting, and other expenses that we did not incur previously. The Sarbanes-Oxley Act of 2002 ("SOX"), the Dodd-Frank Wall Street Reform and Consumer Protection Act, the listing requirements of Nasdaq, and other applicable securities rules and regulations impose various requirements on U.S. reporting public companies, including the establishment and maintenance of effective disclosure and financial controls and corporate governance practices. Our management and other personnel will need to devote a substantial amount of time to these compliance initiatives. Moreover, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect that these rules and regulations may make it more expensive for us to obtain director and officer liability insurance, which in turn could make it more difficult for us to attract and retain qualified senior management personnel or members for our board of directors. In addition, these rules and regulations are often subject to varying interpretations, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. Pursuant to Section 404 of SOX ("Section 404"), we will be required to furnish a report by our senior management on our internal control over financial reporting.

While we remain an emerging growth company, we will not be required to include an attestation report on internal control over financial reporting issued by our independent registered public accounting firm. To prepare for eventual compliance with Section 404, once we no longer qualify as an emerging growth company, we will be engaged in a process to document and evaluate our internal control over financial reporting, which is both costly and challenging. In this regard, we will need to continue to dedicate internal resources, potentially engage outside consultants and adopt a detailed work plan to assess and document the adequacy of internal control over financial reporting, continue steps to improve control processes as appropriate, validate through testing that controls are functioning as documented and implement a continuous reporting and improvement process for internal control over financial reporting. Despite our efforts, there is a risk that we will not be able to conclude, within the prescribed timeframe or at all, that our internal control over financial reporting is effective as required by Section 404.

We are an "emerging growth company," and the reduced reporting requirements applicable to emerging growth companies may make our common stock less attractive to investors.

We are an "emerging growth company," as defined in the Jumpstart Our Business Startups Act ("the JOBS Act"). For as long as we continue to be an emerging growth company, we may take advantage of exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies, including exemption from compliance with the auditor attestation requirements of Section 404, reduced disclosure obligations regarding executive compensation and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the closing of our initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock held by non-affiliates exceeds $700 million as of the end of our prior second fiscal quarter, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt during the prior three-year period.

In addition, under the JOBS Act, emerging growth companies may delay adopting new or revised accounting standards until such time as those standards apply to private companies. We may elect not to avail ourselves of this exemption from new or revised accounting standards and, therefore, may be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

We cannot predict if investors will find our common stock less attractive because we may rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and our share price may be more volatile.

Anti-takeover provisions contained in our certificate of incorporation and bylaws as well as provisions of Delaware law, could impair a takeover attempt.

Our certificate of incorporation, bylaws and Delaware law contain provisions which could have the effect of rendering more difficult, delaying or preventing an acquisition deemed undesirable by our board of directors. Our corporate governance documents include provisions:

● authorizing "blank check" preferred stock, which could be issued by our board of directors without stockholder approval and may contain voting, liquidation, dividend, and other rights superior to our common stock;

- limiting the liability of, and providing indemnification to, our directors and officers;

- limiting the ability of our stockholders to call and bring business before special meetings;

- requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our board of directors;

- controlling the procedures for the conduct and scheduling of board of directors and stockholder meetings; and

- providing our board of directors with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings.

These provisions, alone or together, could delay or prevent hostile takeovers and changes in control or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock.

Any provision of our certificate of incorporation, bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our Class A common stock and could also affect the price that some investors are willing to pay for our Class A common stock.

Our amended and restated certificate of incorporation, as amended, designates the Court of Chancery of the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers, or other employees.

Our certificate of incorporation requires that, unless we consent in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware will, to the fullest extent permitted by law, be the sole and exclusive forum for each of the following:

- any derivative action or proceeding brought on our behalf;

- any action asserting a claim for breach of any fiduciary duty owed by any director, officer, or other employee of ours to the Company or our stockholders, creditors or other constituents;

- any action asserting a claim against us or any director or officer of ours arising pursuant to, or a claim against us or any of our directors or officers, with respect to the interpretation or application of any provision of, the DGCL, our certificate of incorporation or bylaws; or

- any action asserting a claim governed by the internal affairs doctrine;

provided that, if and only if the Court of Chancery of the State of Delaware dismisses any of the foregoing actions for lack of subject matter jurisdiction, any such action or actions may be brought in another state court sitting in the State of Delaware.

The exclusive forum provision is limited to the extent permitted by law, and it will not apply to claims arising under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Securities Act of 1933, as amended (the "Securities Act"), or for any other federal securities laws which provide for exclusive federal jurisdiction.

Our Amended and Restated Certificate of Incorporation, as amended, provides that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America will be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Securities Exchange Act of 1934, as amended. Any person or entity purchasing or otherwise acquiring any interest in shares of our capital stock are deemed to have notice of and consented to this provision.

Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our second amended and restated certificate of incorporation provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring such a claim arising under the Securities Act against us, our directors, officers, or other employees in a venue other than in the federal district courts of the United States of America. In such instance, we would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of our second amended and restated certificate of incorporation.

Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, this provision may limit or discourage a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers, or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

We note that there is uncertainty as to whether a court would enforce the provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

We believe cybersecurity is critical to advancing our technological developments. As a U.S. commercial space company with an established manufacturing business, we face a multitude of cybersecurity threats common to most industries, such as ransomware and denial-of service. Our customers, suppliers, subcontractors, and business partners face similar cybersecurity threats, and a cybersecurity incident impacting us or any of these entities could materially adversely affect our business strategy, performance, and results of operations. These cybersecurity threats and related risks make it imperative that we expend resources on cybersecurity.

Risk Management

We engage third-party services to conduct evaluations of our security controls, whether through penetration testing, independent audits, or consulting on best practices to address new challenges. We have established cybersecurity security awareness training and ongoing monitoring.

In the event of an incident, we intend to follow our cybersecurity incident response plan, which outlines the steps to be followed from incident detection to mitigation, and notification. We contract with external firms that have extensive information technology and program management experience. We have implemented a governance structure and processes to assess, identify, manage, and report cybersecurity risks. As a commercial space company, we must comply with extensive regulations, including requirements imposed by the Department of Defense related to contracts with government agencies and reporting cybersecurity incidents to the SEC. In addition to following SEC guidance and implementing pre-existing third party frameworks, we have developed our own practices and frameworks, which we believe enhance our ability to identify and manage cybersecurity risks. Assessing, identifying, and managing cybersecurity related risks are factored into our overall business approach. We rely heavily on our supply chain to deliver our products and services, and a cybersecurity incident at a subcontractor, or business partner could materially adversely impact us. We require that our subcontractors report cybersecurity incidents to our IT Incident Response Coordinator who will investigate the direct impact of the incident. Once a potential incident has been confirmed, the Incident Response Coordinator will notify senior management that activation of the incident response plan is required and assign a severity rating, ranging from none to critical, based on the perceived impact.

Governance

The Audit Committee has oversight responsibility for risks and incidents relating to cybersecurity threats, including compliance with disclosure requirements, cooperation with law enforcement, and related effects on financial and other risks, and it reports any findings and recommendations, as appropriate, to the full Board for consideration. Senior management regularly discusses cyber risks and trends and, should they arise, any material incidents with the Audit Committee.

While we have not experienced any material cybersecurity threats or incidents in recent years, there can be no guarantee that we will not be the subject of future threats or incidents. Notwithstanding the extensive approach we take to cybersecurity, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us. While we maintain cybersecurity insurance, the costs related to cybersecurity threats or disruptions may not be fully insured. See "Risk Factors" for a discussion of cybersecurity risks.

ITEM 2. PROPERTIES

Our corporate headquarters is located at 150 N. Sykes Creek Parkway, Suite 200, Merritt Island, Florida 32953. We occupy facilities totaling approximately 3,500 square feet under a sublease from Craig Technical Consulting, Inc., a related party and an entity owned and controlled by our Chief Executive Officer, Carol Craig, pursuant to a commercial sublease agreement (the "Lease Agreement"), dated August 1, 2021 and amended February 1, 2024. The amended Lease Agreement is month to month with up to a 3-year term. We currently pay $4,618 plus CAM per month plus applicable sales and use tax, which is currently 3.0% in Brevard County. We believe this location is adequate for our current operations and needs.

In addition, our manufacturing spaces are located at 175 Imperial Boulevard, Cape Canaveral, FL 32920 and 400 Central Boulevard, Cape Canaveral, FL 32920. We are under lease agreements with 400 W. Central, LLC for these spaces. The Lease agreements for 175 Imperial Boulevard and 400 W. Central Boulevard currently have concurrent lease terms with one year options that end on May 31, 2025. We pay a combined amount of $24,643 per month plus applicable sales and use tax, which is currently 3.0% in Brevard County. We have a total of approximately 35,000 square feet of leased space in these buildings. We believe our manufacturing spaces are adequate for our current operations and will allow for expected initial growth.

ITEM 3. LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. Litigation is subject to inherent uncertainties and an adverse result in these or other matters may arise from time to time that may harm our business. We are currently not aware of any such legal proceedings or claims that will have, individually or in the aggregate, a material adverse effect on our business, financial condition or operating results.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

On December 14, 2021, our common stock began trading on The Nasdaq Capital Market under the symbol "SIDU." Prior to that time, there was no public market for our common stock.

Stockholders

As of March 31, 2025, there were 14,711 stockholders of record of our common stock. The actual number of holders of our common stock is greater than this number of record holders, and includes stockholders who are beneficial owners, but whose shares are held in street name by brokers or held by other nominees. This number of holders of record also does not include stockholders whose shares may be held in trust by other entities.

Dividend Policy

We have never paid or declared any cash dividends on our common stock, and we do not anticipate paying any cash dividends on our common stock in the foreseeable future. We intend to retain all available funds and any future earnings to fund the development and expansion of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon a number of factors, including our results of operations, financial condition, future prospects, contractual restrictions, restrictions imposed by applicable law and other factors our board of directors deems relevant.

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITIONS AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and plan of operations together with and our accompanying consolidated financial statements and the related notes appearing elsewhere in this Annual Report on Form 10-K. In addition to historical information, this discussion and analysis contains forward-looking statements that involve risks, uncertainties and assumptions. Our actual results may differ materially from those discussed below. Factors that could cause or contribute to such differences include, but are not limited to, those identified below, and those discussed in the section titled "Risk Factors" included elsewhere in this Annual Report on Form 10-K. All amounts in this report are in U.S. dollars, unless otherwise noted.

Throughout this Annual Report on Form 10-K, references to "we," "our," "us," the "Company," "Sidus," or "Sidus Space" refer to Sidus Space, Inc., individually, or as the context requires, collectively with its subsidiary.

Forward-Looking Statements and Industry Data

This Annual Report on Form 10-K contains forward-looking statements which are made pursuant to the safe harbor provisions of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). These statements may be identified by such forward-looking terminology as "may," "should," "expects," "intends," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "continue" or the negative of these terms or other comparable terminology. Our forward-looking statements are based on a series of expectations, assumptions, estimates and projections about our company, are not guarantees of future results or performance and involve substantial risks and uncertainty. We may not actually achieve the plans, intentions or expectations disclosed in these forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in these forward-looking statements. Our business and our forward-looking statements involve substantial known and unknown risks and uncertainties, including the risks and uncertainties inherent in our statements regarding:

- our projected financial position and estimated cash burn rate;

- our estimates regarding expenses, future revenues and capital requirements;

- our ability to continue as a going concern;

- our need to raise substantial additional capital to fund our operations;

- our ability to compete in the global space industry;

- our ability to obtain and maintain intellectual property protection for our current products and services;

- our ability to protect our intellectual property rights and the potential for us to incur substantial costs from lawsuits to enforce or protect our intellectual property rights;

- the possibility that a third party may claim we have infringed, misappropriated or otherwise violated their intellectual property rights and that we may incur substantial costs and be required to devote substantial time defending against these claims;

- our reliance on third-party suppliers and manufacturers;

- the success of competing products or services that are or become available;

- our ability to expand our organization to accommodate potential growth and our ability to retain and attract key personnel;

- the potential for us to incur substantial costs resulting from lawsuits against us and the potential for these lawsuits to cause us to limit our commercialization of our products and services;

All of our forward-looking statements are as of the date of this Annual Report on Form 10-K only. In each case, actual results may differ materially from such forward-looking information. We can give no assurance that such expectations or forward-looking statements will prove to be correct. An occurrence of, or any material adverse change in, one or more of the risk factors or risks and uncertainties referred to in this Annual Report on Form 10-K or included in our other public disclosures or our other periodic reports or other documents or filings filed with or furnished to the U.S. Securities and Exchange Commission (the "SEC") could materially and adversely affect our business, prospects, financial condition and results of operations. Except as required by law, we do not undertake or plan to update or revise any such forward-looking statements to reflect actual results, changes in plans, assumptions, estimates or projections or other circumstances affecting such forward-looking statements occurring after the date of this Annual Report on Form 10-K, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. Any public statements or disclosures by us following this Annual Report on Form 10-K that modify or impact any of the forward-looking statements contained in this Annual Report on Form 10-K will be deemed to modify or supersede such statements in this Annual Report on Form 10-K.

This Annual Report on Form 10-K may contain estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. We obtained the industry and market data in this Annual Report on Form 10-K from our own research as well as from industry and general publications, surveys and studies conducted by third parties. This data involves a number of assumptions and limitations and contains projections and estimates of the future performance of the industries in which we operate that are subject to a high degree of uncertainty, including those discussed in "Risk Factors." We caution you not to give undue weight to such projections, assumptions, and estimates. Further, industry and general publications, studies and surveys generally state that they have been obtained from sources believed to be reliable, although they do not guarantee the accuracy or completeness of such information. While we believe that these publications, studies, and surveys are reliable, we have not independently verified the data contained in them. In addition, while we believe that the results and estimates from our internal research are reliable, such results and estimates have not been verified by any independent source.

Overview of Operations

Founded in 2012, Sidus Space is an innovative, agile space mission enabler providing flexible, cost-effective solutions to government, defense, intelligence, and commercial companies around the globe. Our products and services include satellite manufacturing and technology integration, AI-driven space-based data solutions, mission planning and management operations, AI/ML products and services and space and defense manufacturing. With our mission of Space Access Reimagined®, Sidus is committed to rapid innovation, adaptable and cost-effective solutions, and the optimization of space system and data collection performance.

We offer customers a variety of mission options whether the ability to host a technology, procure a satellite bus, or simply purchase data as a service. Our flight proven modular satellite, LizzieSat® is a 3D printed, multi-sensor, multi-mission satellite, which is the first of its kind, offering a flexible, cost-effective platform that can be easily adapted to integrate new technologies or customized and scaled to create a new satellite design to meet mission requirements.

Through our Sidus Orlaith™ AI ecosystem, we enable near real-time on-orbit data processing, enhancing the speed and efficiency of data delivery from LizzieSat® sensors. Orlaith™ offers high-performance on-orbit edge computing and data processing from diverse sensor sets leveraging Sidus' proprietary FeatherEdge™ hardware and Cielo™ software. Orlaith's systemic capabilities provide industry-leading and differentiated data delivery for a wide range of end uses including methane detection, AIS tracking, border security, and technology characterization. Orlaith's data processing can also be seamlessly customized for new and/or esoteric missions.

As a forward-thinking mission partner, Sidus excels at responding swiftly to change. We work closely with global clients to co-develop mission solutions tailored to both technical requirements and budget constraints. Our Cielo™ AI data processing algorithms can be updated while in orbit, which provides additional mission flexibility. By leveraging our vertically integrated in-house capabilities, engineering, manufacturing, and mission management, we are able to rapidly pivot and deliver at the pace of innovation.

Sidus has demonstrated proven space heritage, successfully launching three hybrid, additively manufactured LizzieSat® satellites equipped with advanced AI edge-computing capabilities in just over 12 months. This achievement underscores our position as a leader in space technology, artificial intelligence, and innovation. This success is built on more than a decade of experience delivering flight-proven systems, platforms, devices, and hardware for customers such as NASA, the Department of Defense (DoD), SpaceX, and Blue Origin. We are strategically headquartered on Florida's Space Coast, which provides easy access to nearby launch facilities, and we operate a 35,000-square-foot manufacturing, assembly, integration, and testing facility which reduces production time. We have an experienced team with expertise in multi-disciplinary engineering, mission-critical hardware manufacturing, satellite design, production, launch planning, mission operations, and in-orbit support.

We continue to focus on innovation and agility. In October of 2024, we received approval from the U.S. Federal Communications Commission (FCC) to operate a micro constellation of remote sensing, multi-mission satellites in Low Earth Orbit (LEO), and we continue to enhance the capabilities of our LizzieSat® platform. Planned enhancements include:

- Open VPX/ SOSA compatible architecture with simplified assembly and integration, reduced mass, and better performance
- Integration of AI processor capable of handling 248 trillion or Tera Operations Per Second (TOPS)
- Upgraded payload processor with Field Programmable Gate Array (FPGA) capable of handling payloads at high speed up to 12 Gb/s; also includes five times more computing power and more speed with a 1.8 GHz quad core processor
- Up to 4 Tb memory storage
- Upgraded 2nd generation FeatherEdge™ AI/ML processor that incorporates a space-to-space data relay module, enabling rapid, direct-to-user data transfer for time-sensitive missions.

Our products and services are offered through several verticals: Satellite Design and Manufacturing; Technology Design and Integration; AI-driven Space-based Data Solutions; Mission Planning Operations; AI/ML Products and Services; and Space and Defense Manufacturing.

Our vertically integrated model with complementary lines of business enables us to unlock new potential revenue generating opportunities while maintaining diversity of revenue. We are not dependent on a single line of business or customer, which provides us the "optionality" to scale where market needs demand. This diversity mitigates risks associated with external factors like macroeconomic shifts or technological disruptions. Our flexibility allows us to adapt swiftly to market changes, supporting growth across all our business lines.

Products and Services

We provide adaptable yet cost efficient solutions with the full understanding and experience of the entire space life cycle from hardware manufacturing to mission planning and operations to space-based data delivery.

Custom satellite design and manufacturing: Sidus provides custom satellite design services, working closely with clients to develop satellite solutions aligned with specific mission objectives. Using the modular LizzieSat® platform, which can be adapted for various technologies and mission requirements, Sidus supports the design and integration process from concept to completion. This flexible approach is intended to deliver tailored satellite designs that can meet a broad range of operational and data collection needs. We currently have three variations of our LizzieSat® platform:

- **LizzieSat® (Gen 1: LS1-3)**: Multi-mission satellite for a multi-mission micro constellation
- **LizzieSat-XL (Gen 2: LS4+):** Upgraded VPX Technology for Next Generation Communication
- **Lunar Lizzie:** Expanded battery capacity and atomic clock for precise and accurate clocking

Sidus also offers fully customized satellite design services for any mission in Leo, Geo, Cislunar or Lunar.

Technology hosting and mission management: Sidus offers technology hosting and mission management services designed to simplify clients' path to space and enable clients to focus on their mission goals without the complexities of satellite operation. Sidus provides integration for a variety of payloads using our LizzieSat® platform. While on-orbit, we provide 24/7/365 real-time routine and non-real-time mission operations, including satellite monitoring, control, and data management. Our support includes:

- Amazon Web Services cloud-based servers for data transfer and archival
- Backup control center capability
- In-house designed C2 routing, encryption, and customer API integration
- Multiple ground station providers available for use to meet customer needs
- Physical and cyber security to ensure satellite and onboard technologies are protected

AI enhanced space-based sensor Data-as-a-Service: Sidus offers AI-enhanced Data-as-a-Service, utilizing the Orlaith[tm] AI ecosystem, which includes our FeatherEdge™ AI processor and Cielo™ AI solutions from space, on the LizzieSat® platform to deliver timely data insights from space. The LizzieSat® design enables simultaneous on-orbit data collection from multiple sensors, with the flexibility to combine data streams in unique ways to support diverse applications and missions from the same platform.

By processing onboard sensor data directly and transmitting only crucial information, the Orlaith[tm] AI ecosystem reduces downlink costs and significantly bolsters response times for critical events. Additionally, Cielo™ AI algorithms can be upgraded while in orbit, providing adaptability for evolving mission needs. The data-as-a-service approach is designed to support applications in environmental monitoring, disaster response, security, and more, offering customers access to near real-time data that can aid in informed decision-making. The data-as-a-service is a subscription-based model with multiple price tiers based on span of data accessed and is applicable to multiple customers including government (e.g., climate change, environmental disasters), defense (e.g., border security), and commercial (e.g., insurance).

Space and Defense Manufacturing: Sidus provides a range of space products and manufacturing services, including mission-critical components and systems engineered for space environments. Our 35,000-square-foot ISO 9001:2015, AS9100 Rev. D certified facility supports the manufacturing, testing, and assembly of space-grade hardware. Sidus works to deliver high-quality, reliable space products for government, defense, and commercial clients by leveraging its expertise in engineering and mission-critical manufacturing. Our space offerings include:

- Multi-material 3D printing technology for the fabrication of a complex satellite bus and parts. 3D printing revolutionizes the space manufacturing process by reducing production costs and lead times while reducing the weight of the satellite bus. The technology has been successfully used on-orbit.
- Precision machining
- Multi-discipline engineering and design services
- Program management including supply chain management

We have an approximately 10,000 square-foot reconfigurable avionics lab that produces a wide range of space system flight and ground cables, medical and mission critical wire harnesses, military harness assemblies, electronic chassis, and electro-mechanical assemblies. Additionally, our 864 square foot, ISO-8 clean room allows us to offer highly differentiated manufacturing and assembly.

Our manufacturing capabilities combine our design engineering, precision machining, waterjet cutting, and wire harness fabrication experience to provide the highest quality and performance for mission critical systems.

Precision Machining and Assembly

Our growing team of engineers and technicians, combined with state-of-the-art equipment support precision machining, fabrication, and assembly for prototypes, test articles, one-offs, low-rate initial production up through high volume Swiss screw machining production. We utilize the latest CNC machining and turning processes to deliver high-quality, complex and on-demand parts for specialized industries including the space sector.

- CNC Swiss Screw Machining
- CMM, VCMM Quality Inspection
- EDM Wire and Waterjet Cutting
- 3-D Printing
- Welding

3D Printing

From early-stage product development to functional finished parts, Sidus offers commercial and industrial-grade additive manufacturing solutions. Our 3D printers enable us to provide rapid manufacturing with industrial micron-level laser scanning accuracy and 50 μm repeatability. Using Continuous Fiber Fabrication technology, we can produce parts at an enhanced schedule that are stronger than 6061 Aluminum and 40% lighter. Sidus provides internal engineering support to optimize the functional performance, product life cycle, and accuracy of its customers' specific 3D printed technology to ensure repeatability and consistency across prints. Our 3D printing capabilities include:

- Functional Prototypes and Models
- Production Parts
- End-life Production
- Tool Development
- Patterns and Molds
- Jigs and Fixtures
- Fly-Away Parts

Mechanical/Electrical Assembly and Test

- Flight/Ground Cable and Wire Harnesses
- Ground Support Equipment
- Manned Spaceflight Rated Hardware
- Satellite Components
- Part Task Trainer Hardware

As part of our 35,000 square foot manufacturing facility, we have a reconfigurable electronics and cable harness fabrication lab with the necessary equipment, staff and square footage to produce space flight and ground cables and electronic chassis. Our experience and capabilities include manufacturing, assembly and testing of a wide selection of electrical control cabinet and electronic cabinet modification and fabrication processes. We have extensive experience assembling electronics, including soldering, crimping, multi-pinned connector terminations, fusion splicing, molding, potting, and testing.

Certifications include NASA 8739.4, NASA 8739.5, J STD 001 and IPC A 610. Our IPC-J-STD-001 accredited technicians adhere to NASA work standards KSC-E-165, KSC-GP-864, KSC-STD-132, all required for NASA 8739.4 credentials with other industry-standard certifications.

Design Engineering

We provide quality in-house design engineering services from up-front analysis to integration, assembly, and test. Our ISO 9001:2015 / AS9100D certified engineering capabilities include the ability to perform initial design concepts or value-add engineering change recommendations to existing engineering. Our multidisciplinary engineering experience and talent cover a broad spectrum of capabilities, enabling an even more comprehensive range of projects. Our design engineering capabilities include:

- Requirements Definition – Product development and process optimization
- Verification/Validation (multiple checks and balance) – Meets specification and intended purpose
- Model Based Systems Engineering – Use of visual modeling vs document-based information exchange
- 3D CAD & 2D Engineering Release – Managing, planning, scheduling, and controlling
- Test Procedures and Performance – Meets customer driven requirements
- Operations/Maintenance Manuals – Fully integrated and procedurally driven
- System Integration – Horizontal sub-system integration approach to projects and programs
- Design for Life Cycle Cost & Manufacturing – Incorporation of innovative design manufacturing
- Model Based Data Control – Complex design verification/validation
- Finite Element and Failure Mode & Effects Analysis
- Design for Manufacturability

Our broad range of support of international and domestic governments and commercial companies includes the Netherlands Organization, U.S. Department of State, the U.S. Department of Defense, NASA, Collins Aerospace, Lockheed Martin, Teledyne Marine, Bechtel, Sierra Space, Intuitive Machines, OneWeb Satellites, Parsons Corporation, and L3Harris in areas that include but are not limited to launch vehicles, satellites, and autonomous underwater vehicles.

Technology Design and Integration: Sidus leverages its manufacturing and technology expertise to address critical space supply chain challenges with initiatives that are expected to further Sidus' mission of Space Access Reimagined®, providing flexible and cost-effective solutions to an expanding global customer base.

- FeatherEdge™, a compact data processing unit tailored for AI applications in orbit. Its small size and low power design enable compatibility with diverse satellite platforms
- Orlaith^{tm} AI Ecosystem which includes FeatherEdge^{tm} hardware, a compact data processing unit tailored for AI applications in orbit, and Cielo^{tm}, AI solutions from space, for delivering insights from diverse sensor sets
- Sidus low voltage differential signaling (LVDS) switch card
- Reusable flight software
- Flight computer simulator software
- Lab-based integration and test-bed platform
- VPX System including OBC/GPU
- Printed Circuit Board for GPS, radio, microcontrollers

Key Achievements

- Successfully launched **LizzieSat®-1** in March 2024 and **LizzieSat®-2** in December 2024, establishing our micro-constellation for delivering near real-time solutions for our customers' mission critical needs. In Q1 2025, we completed the build and launch of our third commercial satellite, **LizzieSat®-3**, equipped with both Sidus and customer-hosted technologies
- Executed contract to exclusively design and build the first-generation lunar fleet of Data Storage Spacecraft for Lonestar Data Holdings, a provider of premium data storage and Resiliency-as-a-Service (RAAS), which reinforces the adaptability of the LizzieSat® platform

- Established a fully operational mission control center to manage satellite operations, orchestrate collection management tasks and satisfy data distribution requests for our own constellations and others and signed agreement with Neuraspace to provide space traffic management and LEOP (Launch and Early Operations) support services, enhancing Sidus' constellation operation capabilities
- Received approval by the U.S. Federal Communications Commission (FCC) for operation of a micro constellation of remote sensing, multi-mission satellites in Low Earth Orbit (LEO)
- Awarded second contract to integrate HEO Holmes Imager aboard LizzieSat®-3
- Awarded contract with Xiomas Technologies to supply FeatherEdge™ computing system for fire detection via high-altitude infrared imaging
- Awarded $2 million contract from Craig Technologies to manufacture two fleet interactive display equipment (FIDE) pre-production unit main panels for U.S. Navy Propulsion systems
- Awarded subcontract on the $30M Intuitive Machines-led Moon RACER team for the NASA Lunar Terrain Vehicle Services (LTVS) contract in support of the Agency's Artemis Campaign and begun work
- Expanded capabilities related to Lunar missions following award of the NASA Lunar Terrain Vehicle Services Contract as a member of the Intuitive Machines-led Moon Reusable Autonomous Crewed Exploration Rover team
- Announced strategic partnerships with international partners in support of the Sidus International Space Center, to include German satellite manufacturing startup Reflex Aerospace, Japanese space-tech company Warpspace specializing in next-generation optical communication technologies and NamaSys Bahrain, a multi discipline Technology & Electronic Security Consultancy supporting Saudi Arabia space initiatives
- Awarded follow on contract for additional support to NAA Stennis Space Center for Autonomous Satellite Technology for Resilient Application (ASTRA) historic in-space payload mission with NASA Stennis Space Center and secured follow-on contract for additional ASTRA support
- Demonstrated Sidus Orlaith[tm] on-orbit capability with an AI enhanced, thermal sensing firefighting software solution, showcasing the ability to process large sets of raw data in space and deliver only relevant information to end users. This achievement established flight heritage, which is the history of successful operation of a particular component, subsystem, or system in a space environment, for our Sidus Orlaith[tm] AI Ecosystem edge computing hardware and software solutions
- Incorporated space-to-space data relay module, enabling rapid, direct-to-user data transfer for time-sensitive missions into LizzieSat®-3 communication system to integrate Iridium-enabled technology into future satellites
- Completed the critical design review for LizzieSat® NL, a laser communication satellite contracted by The Netherlands Organization
- Demonstrated manufacturing excellence by producing and delivering thousands of unique parts to 14 customers across commercial, government and defense sectors, reinforcing Sidus' role as a trusted provider of mission-critical hardware
- Strengthened intellectual property portfolio with the approval of new patents and the publication of a patent application protecting enhanced functionality of the LizzieSat® Modular Satellite Platform System
- Developed and achieved flight heritage for the Sidus low voltage differential signaling (LVDS) switch card, which extends the capabilities of the payload processor, enabling communication with multiple optical sensors through high speed LVDS data connections
- Extended partnership as protégé with L3Harris under Department of Defense Mentor-Protégé Program

Differentiation:

Our LizzieSat® satellite platform has been designed to provide a standard, modular satellite platform that serves as the foundation for multiple missions for Leo, Geo, Cislunar, Lunar and beyond. Additionally, our platform provides differentiated data collection when compared to industry alternatives. The LizzieSat® multi-mission satellite for a multi-mission constellation leads the next generation of earth and space data collection by:

- Collecting on-orbit coincident data: LizzieSat® is capable of hosting multiple-sensors on the same satellite to collect varying data types at the same time and with the same collection geometry. On-orbit coincident collection provides the opportunity to develop higher value data by creating derivative products through data fusion of multiple types of sensor outputs.

- Analyzing data on the satellite on-orbit: Our satellites are Sidus' proprietary artificial intelligence ecosystem, Sidus Orlaith™. Sidus Orlaith™ enables on-orbit data processing for critical applications such as Space Situational Awareness (SSA), maritime monitoring and disaster response. The Sidus Orlaith AI Platform™ is powered by the edge computer, FeatherEdge™ GEN 2, featuring the NVIDIA Jetson NX Orin module which is capable of 100 trillion or Tera Operations per Second (TOPS). This advanced space–rated AI processing system is optimized for delivering high-performance, near real-time data analytics directly from space. Enhancements to future satellites include an upgraded FeatherEdge[tm] processor that can 248 trillion or Tera Operations Per Second (TOPS).

- Space to Space Data Relay: By processing data at the edge on-board LizzieSat®, we can reduce the file size and transmit only the processed solution, not the entire raw dataset. This enables us to move data from low-earth orbit to higher orbit data relay services for a lower-cost and more continual data transmission option to our customers. Additionally, it significantly reduces downlink costs and enhances response times critical to customer applications. LizzieSat™-3 is upgraded to harness the powerful combination of rapid direct-to-user data transfer capability and on-orbit Artificial Intelligence by integrating a space-to-space data relay module to provide data vital to organizations utilizing direct-to-device hardware.

- Post-launch mission additions: Our LizzieSat® satellites have been designed with a system flexible enough to support new customer missions post-launch (through software and algorithm updates) to allow Sidus to generate additional revenue on LizzieSat® platforms that have already launched and are operating on orbit.

The net value of data collected from our planned LizzieSat® constellation is expected to allow organizations to make better decisions with higher confidence, and increased accuracy and speed. We expect to enrich this processed data with customizable analytics users control for their own use case, and in turn provide data as a subscription across industries to organizations so they can improve decision-making and mitigate risk.

Planned services that benefit current and future customers include delivering space-based data that can provide critical insight for agriculture, commodities tracking, disaster assessment, illegal trafficking monitoring, energy, mining, oil and gas, fire monitoring, classification of vegetation, soil moisture, carbon mass, Maritime Automatic Identification System (AIS), Air Traffic Control Automatic Dependent Surveillance, and weather monitoring; providing the ability for customers to demonstrate that a technology (hardware or software) performs successfully in the harsh environment of space and delivering space services. Our operating strategy is to continue to capitalize on our smart vertical integration to enhance the capabilities of our multi-mission satellite constellation, to design and manufacture satellites for government and commercial customers utilizing our advanced and proprietary technologies, to increase our international and domestic partnerships and to expand our coincident data analytics offerings in order to increase the value we deliver to our customers. Our two primary operating assets—our satellite constellation and our manufacturing facility and capability - complement each other and are the result of years of experience and innovation.

Key Factors Affecting Our Results and Prospects

We believe that our performance and future success depend on several factors that present significant opportunities but also pose risks and challenges, including competition from better known and well-capitalized companies, the risk of actual or perceived safety issues and their consequences for our reputation and the other factors discussed under "Risk Factors." We believe the factors discussed below are key to our success.

Expanding Commercial Satellite Operations

Our goal is to enable customers to meet their mission objectives with cost-effective solutions and to help them understand how space-based data can be impactful to day-to-day business. Our strategy includes increasing the demand downstream by starting out as end user focused. While others are focused on a data verticalization strategy specializing in key sectors or a problem set, we believe that flexibility in production, low-cost, standardized design and offering 'Space Access Reimagined' for consumers will provide a scalable model for growth. In just over twelve months, we successfully launched and began operations with three LizzieSat® multi-mission satellites for a multi-mission constellation. Designed to be modular, flexible, and cost-effective, our proven LizzieSat® platform enables rapid mission configuration and scalability across a wide range of satellite sizes, efficiently addressing unique mission requirements. Built with several proprietary Sidus designs for reusable core components, our smart vertical integration provides greater control over the supply chain, ensuring seamless integration of all components—whether developed in-house or sourced externally. This integrated approach offers a distinct advantage over competitors who rely on purchasing and integrating hardware, software, and subsystems from multiple vendors.

Our existing, proven manufacturing facility and infrastructure provides scalable and streamlined manufacturing with flexible and efficient cycles tailored to both internal and external end-users. We ensure controlled product quality and service through the use of space-qualified Commercial Off-the-Shelf (COTS) components, along with our AS9100 certified capability to manufacture our own space supply chain products. Our modular design supports flexible technology integration, enabling rapid incorporation of variable sensors and mission-specific technologies. By spreading fixed costs across multiple customers and capabilities, we offer a more cost-effective solution. As a full-stack space services provider, our offerings are anchored by a state-of-the-art Mission Control Center (MCC), ensuring end-to-end mission support.

In Q2 2024, we announced the successful on-orbit activation of the FeatherEdge™ processer which enables us to deliver near real-time intelligence derived from earth observation data. Further expanding the capabilities of our constellation, we implemented the SatLab A/S second-generation automated identification system (AIS) technology into the LizzieSat® satellite constellation. AIS technology uses sophisticated systems on board marine vessels to identify and track ships to prevent collisions and protect life at sea. The integration of this technology, combined with data from optical sensors on board LizzieSat®, enables unique vessel tracking and monitoring solutions while providing valuable information about ship movements in real time. In addition to AIS technology, we have integrated visual spectrum and multispectral imagers into our sensor suite and expect to expand the sensors to include software defined multispectral or hyperspectral sensors for future satellite missions.

We have previously been approved for our X-band and S-band radio frequencies licensing through a published filing by the ITU on April 6, 2021. Such licenses are held through Aurea Alas, Ltd., an Isle of Man company, which is a Variable interest entity to us. The ITU filing contains approved spectrum use for multiple X-Band and S-Band frequencies and seven different orbital planes, including 45 degrees. In August 2023, the FCC granted Sidus a LizzieSat® experimental launch and operating license for launch and deploy on a SpaceX Falcon 9 Transporter 10 mission. This license includes approval for orbital operations utilizing the previously approved ITU S-band and X-band frequencies and ground station coverage. We also received FCC Part 25 license approval for the LizzieSat® satellite constellation missions two through five in October of 2024. The National Oceanic and Atmospheric Administration (NOAA), an agency of the U.S. Department of Commerce, granted a Tier 1 license authorizing Sidus to operate LizzieSat, a private remote-sensing space system in 2024.

We currently have several satellites in production and expect to launch four to six more LizzieSat® satellites ranging from 100kg to 400kg over the next 24 months. In addition, we expect to begin building satellites for other customers including lunar missions.

Any delays in commencing our commercial launch operations, including delays or cost overruns in obtaining NOAA licenses or other regulatory approvals for future operations or frequency requirements, could adversely impact our results and growth plans. The exact timing of launches is contingent on several factors, including satisfactory and timely completion of assembly, integrating and testing of the satellites, regulatory approvals, confirmation of the launch slot timing by the launch provider, logistics, weather conditions, and other factors, many of which are beyond our control.

Growing and expanding our experienced space hardware operations

We are seeking to grow our space and defense hardware operations, with a goal of expanding from one shift to two and a half shifts and increasing our customer base in the future. Additionally, we are specifically targeting growth in our avionics and wire harness division to meet the needs of the commercial and government space industry. With current customers in the space, marine, and defense industries, our contract revenue is stable, and we are in active discussions with numerous potential customers, including government agencies, large defense contractors and private companies, to add to our contracted revenue. In the past decade, we have fabricated ground and flight products for the NASA SLS Rocket and Mobile Launcher as well as other commercial space and satellite companies. We have supported customers such as Boeing, Lockheed Martin, Northrop Grumman, Dynetics/Leidos, Blue Origin, United Launch Alliance, Collins Aerospace, L3Harris, OneWeb and Space Systems Loral/Maxar. We have manufactured various products including fluid, hydraulic and pneumatic systems, electrical control systems, cable harnesses, hardware lifting frames, umbilical plates, purge and hazardous gas disconnects, frangible bolts, reef cutters, wave guides, customized platforms, and other precision machined and electrical component parts for all types of launch vehicles, ground, flight and satellite systems.

Vertically Integrated Space Infrastructure Manufacturing

We are designing, developing, manufacturing, and operating a constellation of proprietary smallsats in addition to designing and building variations of our satellites for other customer missions. These satellites are designed for multiple missions and customers and form the foundation of our satellite platform. Our initial satellites weigh approximately 100 kilograms each and are designed to be more functional than cubesats and nanosatellites and less expensive to manufacture than our competitors. In addition to our own hybrid 3D printed, modular satellites, we are designing and manufacturing customized satellites using our standard design for LEO and lunar applications for customers that include government and commercial entities.

Our cost-effective smallsats are designed from the ground-up to optimize performance per unit cost. Our model is a movement from highly bespoke, costly satellite manufacturing techniques to standardized bus with integration of customer requirements at lower costs. We can integrate technologies and deliver data on demand at lower costs than legacy providers due to our vertical integration, use of commercial off the shelf (COTS) proven systems, cost-efficiencies, capital efficient satellite design, and adaptable pricing models.

We design and manufacture satellites at our Cape Canaveral facility. Our current configuration and facility is designed to manufacture multiple satellites per month. Our vertical integration enables us to control our satellites through the entire design, manufacturing, and operation process. Our years of experience manufacturing space hardware means we can leverage our manufacturing expertise and commercial best practices for satellite production. Additionally, leveraging both in-house and partner-provided subsystem components and in-house design and integration services as well as operational support of satellites on orbit, provides turn-key delivery of satellites to offer "concept to constellation" in months instead of years. Specifically, our offerings are expected to encompass all aspects of hosted satellite and constellation services, including hosting customer technologies onto our satellites, and delivering data and constellation services to customers from our space platform. These services are expected to allow customers to focus on developing innovative technologies rather than having to design or develop complete satellite buses or constellations. Additionally, we provide ancillary services that include telemetry, tracking and control, communications, processing, as well as software development and maintenance.

Our patented space-related technologies include a print head for regolith-polymer mixture and associated feedstock; a heat transfer system for regolith; a method for establishing a wastewater bioreactor environment; vertical takeoff and landing pad and interlocking pavers to construct same; and high-load vacuum chamber motion feedthrough systems and methods. Regolith is a blanket of unconsolidated, loose, heterogeneous superficial deposits covering solid rock. It includes dust, broken rocks, and other related materials and is present on earth, the moon, Mars, some asteroids, and other terrestrial planets and moons. We continue to patent our products including our satellites, external platforms and other innovations. Sidus holds 14 granted patents and 13 pending applications.

Revenue Generation

We generate revenue by selling technology space on our satellite platform, providing engineering and systems integration services to strategic customers on a project-by-project basis, and manufacturing space hardware for other space and defense entities to include satellites. Additionally, we intend to add to our revenue by selling geospatial data and actionable intelligence captured through our constellation. This support is typically contracted to both commercial and government customers under fixed price contracts and often includes other services. Due to the size and capacity of our satellite, we plan to expand the diverse array of sensors on each satellite such as Multispectral and Hyperspectral Earth Observing Imagers, Maritime Vessel RF Tracking receivers, UHF IoT Transceivers, Optical Communications systems, and others. Integrating multiple sensors and technologies on a single multi-mission satellite can simultaneously address the needs of multiple customers and their requirements.

Lowering Manufacturing Cost and Schedule

We have developed a manufacturing model that provides rapid response to customer requirements including integration of customers technologies for space-based data delivery. Our satellites are designed to integrate COTS subsystems that are space-proven, can be rapidly integrated into the satellite and replaced rapidly when customer needs change or evolve. Our vertically integrated manufacturing processes give us the flexibility to make changes during the production cycle without impacting launch or costs.

Environmental, social, and corporate governance

We have been in business for over ten years manufacturing space hardware and components, and in that time, implementation of policies and processes to mitigate environmental impact have been of upmost importance. Furthermore, since our inception, we have recognized the value of our employees and have always prioritized employee well-being through facets such as excellent benefits, programs, educational assistance, and insurance of a safe and healthy work environment. We also understand that our efforts to promote value and well-being are not limited to our employees. We are committed to the communities we belong to both locally and professionally. We recently started to formalize this commitment, providing tangible benefits back to the community that supports us.

Environmental

As global awareness of environmental sustainability continues to grow, we recognize our responsibility to implement innovations that not only advance aerospace solutions but also promote environmentally conscious practices with measurable benefits for our planet. A core element of our sustainability strategy is the integration of in-house 3D printing technology as a primary manufacturing method. While 3D printing offers numerous operational advantages, its most significant contribution lies in reducing environmental impact. Notably, a portion of our LizzieSat® satellite bus is 3D printed, aligning with our mission to minimize our ecological footprint. 3D printing significantly reduces energy consumption and material waste compared to traditional machining methods, which often generate more scrap than usable parts. By eliminating the excess waste and energy demands of conventional processes, we achieve greater efficiency and a lower carbon footprint. The advantages extend beyond manufacturing: the lighter weight of 3D-printed components reduces transportation energy— whether by cargo ship or commercial vehicle—and requires less storage space, thereby lowering the energy needed for warehousing.

Looking ahead, we are committed to further enhancing our sustainability efforts. We actively explore the use of biodegradable and recycled materials for part production and continue to improve existing practices. Currently, we recycle approximately 5,000 pounds of metal annually, in addition to all used oil and coolant. As technologies evolve, we remain dedicated to adopting next-generation sustainable solutions and preserving our planet for future generations.

Social

We recognize the vital importance of our employees, the communities we operate in, and the global community at large. This awareness drives our commitment to implementing initiatives that create meaningful, positive impact—from the individual to a global scale.

Employee well-being lies at the heart of our mission. Rooted in a culture of family and community, we uphold our core values by offering robust benefits, educational assistance, and a safe, healthy work environment for all. We also celebrate the value of diversity—because our company was built on it—and continue to foster an inclusive workplace where everyone can thrive.

We believe that strong communities are fundamental to our success. That belief inspired the creation of *Sidus Serves*, our initiative dedicated to improving life on Earth through meaningful community engagement. Volunteerism is an integral part of our culture. We actively support K–12 education, assist military personnel and veterans, champion environmental stewardship, and contribute our time and resources to local nonprofits.

Our employees are deeply passionate about making a difference, and we proudly invest in the communities where they live and work. We're especially committed to supporting local STEM programs and schools, with a focus on bridging the opportunity gap in the aerospace industry. Through partnerships with organizations that provide hands-on STEM learning to a diverse range of students, we are helping to build a more inclusive and innovative future.

Governance

Our governance structure is designed to promote transparency, efficiency, and ethics. Through a qualified and diverse chain of command, we are confident that our decision making will carry out performance at the highest degree. Our Board of Directors consists of professionals with strong executive experience, business strategy and leadership skills. Our board consists of 5 independent directors alongside our CEO.

Our Growth Strategies

We are focused on empowering end users, developers, channel partners and the organizations they serve to quickly and easily access and integrate real-time geospatial intelligence into their daily operations and prove out technologies to further grow the space ecosystem. Our growth strategy is driven by the following objectives:

Increase our overall customer base. As an established heritage aerospace firm, we are positioned at the forefront of the ongoing political and secular shift toward space-based communications and data derived from commercial satellite and intelligence providers. This evolving landscape presents a significant opportunity to expand our customer base through a combination of direct and indirect sales strategies. To support this growth, we are actively scaling both our direct sales teams and our global network of indirect sales channels.

Expand within our current customer base. As our satellite design and manufacturing and space-based data offerings grow and deliver results, we expect that our current customers will increase their spending on our expanded services.

Continue to penetrate international markets. We have expanded our strategic focus to include international markets, actively building a pipeline of prospective partnerships with small, underrepresented governments and global companies that can benefit from our expertise and services. As part of this initiative, we have signed partnership agreements with companies in Germany, Japan, Bahrain, and India to explore potential joint venture opportunities.

Grow distribution channels and channel partner ecosystem. We have strategically invested resources to expand our sales reach by developing robust distribution channels and forging partnerships with technology providers, solution partners, strategic global system integrators, and value-added resellers. These collaborations are designed to help us enter and grow in new markets while effectively complementing our direct sales efforts.

Global Space Industry Overview

The space economy has experienced significant growth in recent years, driven by technological advancements in satellites and terrestrial technologies that have enabled new commercial applications. These applications encompass satellite broadband, remote imaging, Internet-of-Things (IoT)/Machine-to-Machine (M2M) communications, defense-related uses, and more. Consequently, numerous operators have announced plans for new satellite constellations, predominantly comprising small Low Earth Orbit (LEO) satellites rather than traditional large Geostationary Orbit (GEO) satellites. This influx of new entrants across various segments has led to an evolving small satellite value chain, particularly in launch services, downstream value-added applications, mergers and acquisitions, and consolidation among stakeholders.

The rapid pace of innovation continues to drive the commercialization of space-based data, analytics, and insights, enhancing their relevance to businesses, governments, and the public. The demand for space-derived data is growing rapidly, while the cost of accessing space is decreasing. Key trends in the new space economy include the expansion of satellite constellations, increased availability of space-based data, a shift in user demand toward analytics and insights, climate change adaptation, global security concerns, and advancements in on-board technologies.

According to a McKinsey report published in January 2025, the space economy is projected to reach $1.8 trillion by 2035, up from $630 billion in 2023, with an average annual growth rate of 9%, outpacing global GDP growth. This growth is expected to be driven by satellites, increased government space budgets, and new applications and industries in space exploration.

The small satellite market is also experiencing substantial growth. According to The Business Research Company and a 2025 Global Market Insights report, the global small satellite market size was valued at $6.9 billion in 2024 and is projected to grow at a compound annual growth rate (CAGR) of 16.4% from 2025 to 2034, reaching approximately $30.6 billion by 2034. This growth is attributed to factors such as cost-effectiveness in space missions, advances in miniaturization, rapid development cycles, improved access to space, and the commercialization of space operations.

Private investment in the commercial space industry has surged, leading to the emergence of new companies reinventing major elements of the traditional space industry, including human spaceflight, satellites, and launch services, as well as unlocking entirely new market segments. Government agencies have recognized the value of the private commercial space industry and have become increasingly supportive and reliant on private companies to catalyze innovation and advance national space objectives. In the United States, this is evidenced by notable policy initiatives and the growing share of space activities conducted by commercial contractors.

Overall, the space economy is poised for significant growth, with both established and emerging players contributing to an increasingly dynamic and competitive landscape.

Launch Market

Historically, access to space was constrained by high capital requirements, with launch costs serving as the primary bottleneck for orbital activities. Launch availability—adequate for traditional, large-scale missions occurring only a few times a year—was often insufficient and limiting for operators of small satellites. While emerging launch providers have aimed to increase launch frequency and flexibility for smallsat missions, financial barriers have continued to pose challenges for new entrants.

Today, the landscape is shifting rapidly. After years of limited launch opportunities, small satellites now benefit from a wider range of launch solutions, including dedicated small launch vehicles, rideshare programs, brokers, and deployment systems. According to Euroconsult, the small satellite launch market—valued at $7.6 billion—is projected to grow by over 279% to reach $28.4 billion. However, a significant portion of that market remains dominated by national programs and vertically integrated providers like SpaceX. Previously overlooked due to fragmented demand and lower perceived profitability, the smallsat sector is now receiving increased attention, as launch supply adapts to meet rising demand with greater responsiveness and innovation.

Small Satellite Market

Since 2018, the commercial space market has experienced a significant paradigm shift, leading to an increased demand for small satellites (smallsats). According to Euroconsult, smallsats have become more compact over the past few years while enhancing their performance. Technological advancements have expanded their mission capabilities, making them more resilient, effective, and cost-effective. This miniaturization trend allows customers to choose between lighter satellites with unchanged capabilities or larger, more powerful satellites offering greater functionalities. Key technical enablers include:

- Extended use of electric propulsion
- Miniaturization of attitude sensors
- Improvements in solar cell and battery efficiency
- Commercial off-the-shelf (COTS) solutions for bus electronics
- 3D printing technologies

The demand for large geosynchronous satellites has declined as companies focus on deploying constellations of smaller, cost-effective broadband satellites in low and medium Earth orbits. Advancements in space-related sectors, particularly computational technologies and data analytics, have facilitated the miniaturization of satellite systems, thereby enhancing the market. Consequently, smallsats now provide operational services previously exclusive to larger satellites. Euroconsult projects that approximately 26,104 smallsats (under 500 kg) will be launched between 2023 and 2032, averaging a daily launch mass of 1.5 tons over the decade.

Moreover, this market growth has led to the emergence of new segments, such as nanosatellites (weighing less than 10 kg) and microsatellites (weighing between 10 and 100 kg). These satellites can operate individually or as part of constellations—large groups of interconnected satellites providing services like global internet connectivity, exemplified by SpaceX's Starlink constellation. Euroconsult reports that the smallsat manufacturing market, valued at $15.5 billion from 2012 to 2021, is expected to grow by 258% to $55.6 billion over 2022 to 2031, driven by numerous constellation projects from both commercial and government stakeholders. The next decade will primarily feature the rollout of multiple constellation projects, accounting for 81% of smallsat launches, mainly by commercial operators. Notably, 3,335 smallsats under 10 kg are anticipated to launch in the next decade, more than doubling the 1,656 launched between 2012 and 2021. Satellites in this category, especially CubeSats, have gained momentum recently, with 1,187 launched in the past five years alone.

The growth in low Earth orbit (LEO) satellite constellations is driven by technological advances in ground equipment, new business models, expanded funding, and increasing demand for high bandwidth and lower latency. Although the satellite constellations market remains in its early stages, significant growth is anticipated in the launch industry as companies seek versatile and cost-effective methods to deploy single satellites to specific orbits or establish their satellite constellations. Furthermore, the expansion of the satellite constellations market is expected to benefit satellite services offerings. LEO satellite constellations have relatively short lifespans on orbit, necessitating the launch of replenishment satellites every few years

Results of Operations

Comparison of year ended December 31, 2024 to year ended December 31, 2023

The following table provides certain selected financial information for the periods presented:

		Years Ended December 31,						
		2024		2023		Change		%
Revenue	$	4,672,646	$	5,962,785	$	(1,290,139)		(22)%
Cost of revenue		6,141,657		4,321,482		1,820,175		42%
Gross Profit (Loss)		(1,469,011)		1,641,303		(3,110,314)		(190)%
Gross Profit Percentage		(31)%		28%				
Selling, general & administrative expense		14,249,870		14,166,617		83,253		1%
Other expense		(1,805,175)		(1,803,034)		(2,141)		0%
Net loss	$	(17,524,056)	$	(14,328,348)	$	(3,195,708)		22%

Revenue

Total revenue for the twelve months ended December 31, 2024 decreased approximately $1.3 million compared to total revenue for the twelve months ended December 31, 2023. Non-related party revenue decreased by approximately 23% for the twelve months ended December 31, 2024, to approximately $3.9 million as compared to approximately $5.0 million for the twelve months ended December 31, 2023. This was primarily driven by the timing of fixed price milestone contracts and lower satellite technology revenue. Related party revenue for the year decreased 16% to approximately $800,000 for the twelve months ended December 31, 2024 versus approximately $952,000 for twelve months ended December 31, 2023. This was influenced by the timing of fixed-price milestone contracts and a reduction in the number of contracts our related party secured with its customers, leading to decreased outsourcing of work to us.

Cost of Revenue

Cost of revenue increased 42% for the twelve months ended December 31, 2024 to approximately $6.1 million as compared to approximately $4.3 million for the twelve months ended December 31, 2023 and included approximately $713,000 related party cost of sales as of December 31, 2024 and approximately $655,000 as of December 31, 2023. The overall increase in cost of revenue was primarily driven by a mix of contracts of varying types, satellite and related software depreciation expense increase of approximately $1.75 million versus 2023 and continued increased supply chain related costs in the manufacturing side of our business.

Gross Profit (Loss)

The 31% decrease in our gross margin for the twelve months ended December 31, 2024 to a loss of approximately $1.5 million as compared to a profit of approximately $1.6 million for the twelve months ended December 31, 2023, was driven primarily by higher satellite and related depreciations costs, our mix of varying types of contracts with higher material and labor expenses and a decrease in our higher margin business.

Selling, General, and Administrative Expenses

Selling, general, and administrative expenses were in line when compared with the same period in 2023. This was primarily due to the following:

This was primarily related to the following increases:

- An increase of approximately $304,000 in consulting outside services to $635,000 compared to $330,000 in 2023 due to business development and sales consulting services and temporary office and operations related labor.

- An increase of approximately $903,000 in mission control related expenses to $976,000 compared to $73,000 in 2023 was primarily due to 2024 post launch satellite related services required.

- An increase of approximately $335,000 in fundraising related expenses to $657,000 compared to $321,000 in 2023, as a result of increased capital raises.

- An increase of approximately $217,000 in Board related cash and stock compensation to approximately $430,000 compared to approximately $213,000 in 2023 as we continue to expand and build our Board of Directors.

These increases were offset by the following decreases:

- A decrease of $ 356,000 in D&O insurance to $592,000 compared to $948,000 in 2023 was due to a reduction in insurance rates.

- A decrease of $838,000 in professional fees to $1.1 million compared to $1.9 million in 2023 primarily related to lower legal and accounting related expenses.

- A decrease of $317,000 in research and development costs to $0.00 compared to $317,000 in 2023 related to initial engineering design and development costs of the satellite.

- A decrease of $327,000 in investor and public relations expense to $109,000 from $436,000 in 2023, as a result of bringing more of these functions in house.

Total other income (expense)

During the year ended December 31, 2024, we had interest income of $39,009, other income related to the sale of obsolete equipment and scrap material of $4,613, interest expense of $1,285,652 and asset-based loan expense of $542,550.

During the year ended December 31, 2023, we had gain on sale of equipment of $17,950, finance expense of $917,848, interest expense of $747,420 and asset-based loan expense of $155,716.

NON-GAAP MEASURES

To provide investors with additional information in connection with our results as determined in accordance with GAAP, we use non-GAAP measures of adjusted EBITDA. We use adjusted EBITDA in order to evaluate our operating performance and make strategic decisions regarding future direction of the company since it provides a meaningful comparison to our peers using similar measures. We define adjusted EBITDA as net income (as determined by U.S. GAAP) adjusted for interest expense, depreciation and amortization expense, acquisition deal costs, severance costs, capital market and advisory fees, equity-based compensation and warrant costs. These non-GAAP measures may be different from non-GAAP measures made by other companies since not all companies will use the same measures. Therefore, these non-GAAP measures should not be considered in isolation or as a substitute for relevant U.S. GAAP measures and should be read in conjunction with information presented on a U.S. GAAP basis.

The following table reconciles adjusted EBITDA to net loss (the most comparable GAAP measure) for the twelve months ended December 31 2024, and 2023:

| | Twelve Months Ended December 31, | | | |
	2024	2023	Change	%
Net Income / (Loss)	$ (17,524,056)	$ (14,328,348)	$ (3,195,708)	22%
Interest Expense (i)	1,306,252	903,136	403,116	45%
Depreciation and Amortization (ii)	2,171,873	217,107	1,954,766	900%
Acquisition Deal Costs (iii)_	-	220,632	(220,632)	-100%
Capital raise expense (iv)	805,322	927,875	(122,553)	-13%
Warrant costs underwriter (v)	-	917,848	(917,848)	-100%
Severance Costs	22,201	147,222	(125,021)	-85%
Equity based compensation (vi)	309,736	104,038	205,698	198%
Total Non-GAAP Adjustments	4,615,384	3,437,858	1,177,526	34%
Adjusted EBITDA	(12,908,672)	(10,890,490)	(2,018,182)	19%

(i) Sidus Space incurred increased interest expense due to short-term note payable due in Q4 2024 and interest expense related to an asset-based loan.
(ii) Sidus Space incurred increased depreciation expense 2024 with launch and deployment of satellite fixed asset and related satellite software, as well as new ERP software capitalization.
(iii) Sidus Space incurred one-time legal costs associated with the acquisition of Exo-Space, an Artificial Intelligence (AI) company.
(iv) Sidus Space incurred internal fundraising expense related to multiple capital raises.
(v) Sidus Space incurred one-time costs related to underwriter warrants during 2023.
(vi) Sidus Space issued stock-based compensation for employee and Board services rendered.

Liquidity and Capital Resources

The following table provides selected financial data about us as of December 31, 2024, and December 31, 2023.

	December 31, 2024	December 31, 2023	Change	%
Current assets	$ 22,252,552	$ 9,202,310	$ 13,050,242	142%
Current liabilities	$ 14,209,502	$ 12,219,356	$ 1,990,146	16%
Working capital (deficiency)	$ 8,043,050	$ (3,017,046)	$ 11,060,096	(367)%

Liquidity is the ability of a company to generate funds to support asset growth, satisfy disbursement needs, maintain reserve requirements, and otherwise operate on an ongoing basis. We had insufficient operating revenues, so we are currently dependent on debt financing and sale of equity to fund operations.

We had an accumulated deficit of approximately $60.3 million and a working capital surplus of approximately $8.0 million as of December 31, 2024 compared to accumulated deficit of approximately $42.8 million and a working capital deficiency of approximately $3.0 million as of December 31, 2023. As of December 31, 2024, we had approximately $15.7 million of cash compared to approximately $1.2 million of cash as of December 31, 2023.

As of December 31, 2024, our working capital surplus was primarily due to funds raised in our capital raises completed Q4 2024. As of December 31, 2023, the working capital deficiency was primarily due to our build out of our LizzieSat® satellite in anticipation of our Q1 2024 launch.

Current assets increased by approximately $13.0 million, or 142%, to $22.3 million as of December 31, 2024 from approximately $9.2 million as of December 31, 2023. The increase is primarily attributable to our increased cash balance.

Current liabilities increased by approximately $2.0 million, or 16%, to approximately $14.2 million as of December 31, 2024 from approximately $12.2 million as of December 31, 2023. The increase was attributable to an increase in our asset-based loan liability partially offset by a decrease in account payable and other current liabilities.

In January 2025 the company issued 2,247,667 shares of Class A common stock in exchange for warrants exercised from the December 2024 capital raise. The company received funds of approximately $2.4 million in exchange for the shares issued.

Cash Flow

| | Years Ended December 31, | | | | | | |
	2024		2023		Change		%
Cash used in operating activities	$	(15,825,052)	$	(11,749,442)	$	(4,075,610)	35%
Cash used in investing activities	$	(7,474,836)	$	(7,691,844)	$	217,008	(3)%
Cash provided by financing activities	$	37,787,360	$	18,362,134	$	19,425,226	106%
Cash on hand	$	15,703,579	$	1,216,107	$	14,487,472	1191%

Year ended December 31, 2024 and 2023

For the years ended December 31, 2024 and 2023, we did not generate positive cash flows from operating activities. For the year ended December 31, 2024, net cash flows used in operating activities was approximately $15.8 million compared to approximately $11.7 million during the year ended December 31, 2023.

Cash flows used in operating activities for the year ended December 31, 2024, of approximately $15.8 million is comprised of a net loss of $17.5 million, which was reduced by non-cash expenses of $289,175 for stock-based compensation related to vested stock and stock options, $87,129 for bad debt expense, approximately $2.2 million for depreciation and amortization, and an increase in net working capital of approximately $849,000.

Cash flows used in operating activities for the year ended December 31, 2023, of approximately $11.7 million is comprised of a net loss of $14.3 million, which was reduced by non-cash expenses of $917,848 for issuing warrants as compensation of underwriter services, $104,038 for stock based compensation, $17,871 for bad debt expense, $217,107 for depreciation and amortization, and a decrease in in net working capital of approximately $1.3 million.

Cash Flows from Investing Activities

During the year ended December 31, 2024, we purchased property and equipment in the amount of approximately $7.5 million of which approximately $6.6 million primarily related to the satellite side of our business.

During the year ended December 31, 2023, we purchased property and equipment in the amount of approximately $7.2 million and invested approximately $483,644 related to our Exo-Space acquisition and approximately $6.7 million primarily related to the satellite side of our business.

Cash Flows from Financing Activities

During the year ended December 31, 2024, net cash provided in financing activities of approximately $37.8 million included our January 2024, March 2024, November 2024 and December 2024 capital raises of approximately $33.6 million net proceeds, and approximately $4.3 million net proceeds of an asset-based loan agreement, repayment of notes payable of $150,000 and proceeds from stock payable from warrants exercise.

During the year ended December 31, 2023, net cash provided in financing activities of approximately $18.4 million included our January 2023, April 2023 and October 2023 capital raises of approximately $16.6 million net proceeds, approximately $2.1 million net proceeds of an asset-based loan agreement, repayment of notes payable of approximately $303,000 and dividend payments on Series A preferred stock units.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements or relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities.

Critical Accounting Policies and Significant Judgments and Estimates

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States ("GAAP"). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our financial statements included elsewhere in this annual report on Form 10-K, we believe that the following accounting policies are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management's judgments and estimates.

We believe our most critical accounting policies and estimates relate to the following:

- Revenue Recognition
- Inventory
- Credit losses
- Lease Accounting
- Stock Option and Warrant Valuation

Revenue Recognition

We adopted ASC 606 – Revenue from Contracts with Customers using the modified retrospective transition approach. The core principle of ASC 606 is that revenue should be recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled for exchange of those goods or services. Our updated accounting policies and related disclosures are set forth below, including the disclosure for disaggregated revenue. The impact of adopting ASC 606 was not material to the Consolidated Financial Statements.

Our revenue is recognized under Topic 606 in a manner that reasonably reflects the delivery of its services and products to customers in return for expected consideration and includes the following five elements:

- executed contracts with our customers that we believe are legally enforceable;
- identification of performance obligations in the respective contract;
- determination of the transaction price for each performance obligation in the respective contract;
- Allocation of the transaction price to each performance obligation; and
- recognition of revenue only when we satisfy each performance obligation.

These five elements, as applied to each of our revenue categories, are summarized below:

Revenues primarily from manufacturing related fixed price contracts that are still in progress at month end are recognized on the percentage-of-completion method, measured by the percentage of total costs incurred to date to the estimated total costs for each contract. This method is used because management considers total costs to be the best available measure of progress on these contracts. Revenue from fixed price contracts and time-and-materials contracts that are completed in the month the work was started are recognized when the work is shipped.

Revenues from fixed price contracts primarily related to the satellite side of the business that require milestone payments are recognized at the time of the milestone being met. This method is used because management considers that the payments are nonrefundable unless the entity fails to perform as promised. If the customer terminates the contract, we are entitled to retain any progress payments received from the customer and we have no further rights to compensation from the customer. Even though the payments made by the customer are nonrefundable, the cumulative amount of those payments is not expected, at all times throughout the contract, to at least correspond to the amount that would be necessary to compensate us for performance completed to date. Accordingly, we account for the progress under the contract as a performance obligation satisfied at a point in time.

The Company accounts for the majority of its fixed price or time and materials contracts as performance obligations satisfied over times, due to the Company's enforceable right to collect based on services provided through any applicable date of termination. Amounts recognized as revenue over time due to this, but in which the Company does not yet have the right to invoice for due to contractual arrangements are reflected as contract assets until such time as they are invoiced, and the Company has the right to receive payment.

Inventory

Inventory consists of work in progress and finished goods and consists of estimated revenue calculated on a percentage of completion based on direct labor and materials in relation to the total contract value. We do not maintain raw materials.

Credit Losses

The provision for expected credit losses on trade receivables is estimated based on historical information, customer solvency and changes in customer payment terms and practices. The Company will calibrate its provision matrix to adjust the historical credit loss experience with forward-looking information. The amount of expected credit losses is sensitive to changes in circumstances and of forecast economic conditions. The Company's historical credit loss experience and forecast of economic conditions may also not be representative of the customer's actual default in the future. The company will utilize the Allowance Method based on the accounts receivable aging in order to accrue bad debt expense.

Leases

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The standard requires lessees to recognize the assets and liabilities that arise from leases in the balance sheet. Additionally, in July 2018, the FASB issued ASU 2018-11, Leases (Topic 842) – Targeted Improvements, which, among other things, provides an additional transition method that would allow entities to not apply the guidance in ASU 2016-02 in the comparative periods presented in the financial statements and instead recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption.

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, operating lease liabilities - current, and operating lease liabilities - noncurrent on the balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we generally use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Leases with a lease term of 12 months or less at inception are not recorded on our balance sheet and are expensed on a straight-line basis over the lease term in our statement of operations.

Stock Option and Warrant Valuation

We use the Black-Scholes option-pricing model to value all options and Class A common stock warrants. Estimating the fair value of stock options using the Black-Scholes option-pricing model requires the application of significant assumptions, such as the fair value of our Class A common stock, the estimated term of the options, risk-free interest rates, the expected volatility of the price of our Class A common stock, and an expected dividend yield. Each of these assumptions is subjective, requires significant judgment, and is based upon management's best estimates. If any of these assumptions were to change significantly in the future, equity-based compensation related to future awards may differ significantly, as compared with awards previously granted.

JOBS Act

On April 5, 2012, the JOBS Act was enacted. Section 107 of the JOBS Act provides that an "emerging growth company" can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended ("Securities Act") for complying with new or revised accounting standards. In other words, an "emerging growth company" can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies.

We have chosen to take advantage of the extended transition periods available to emerging growth companies under the JOBS Act for complying with new or revised accounting standards until those standards would otherwise apply to private companies provided under the JOBS Act. As a result, our financial statements may not be comparable to those of companies that comply with public company effective dates for complying with new or revised accounting standards.

We are in the process of evaluating the benefits of relying on other exemptions and reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, as an "emerging growth company," we intend to rely on certain of these exemptions, including without limitation, (i) providing an auditor's attestation report on our system of internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act and (ii) complying with any requirement that may be adopted by the Public Company Accounting Oversight Board ("PCAOB") regarding mandatory audit firm rotation or a supplement to the auditor's report providing additional information about the audit and the financial statements, known as the auditor discussion and analysis. We will remain an "emerging growth company" until the earliest of (i) the last day of the fiscal year in which we have total annual gross revenues of $1.07 billion or more; (ii) the last day of our fiscal year following the fifth anniversary of the date of the completion of this offering; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under the rules of the SEC.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company is not required to provide the information required by this Item as it is a "smaller reporting company," as defined in Rule 12b-2 of the Exchange Act.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

SIDUS SPACE, INC.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Sidus Space, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Sidus Space, Inc. ("the Company") as of December 31, 2024 and 2023, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023 and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revenue Recognition – Refer to Note 2 to the financial statements

Description of the Critical Audit Matter

The Company recognizes revenue upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services or when an enforceable right to payment for performance to date exists. The Company offers various mission critical hardware manufacturing and engineering services, along with satellite production and other orbital support programs.

Significant judgment is exercised by the Company in determining revenue recognition for these customer agreements, and includes the following:

- Determination of whether products and services are considered distinct performance obligations that should be accounted for separately versus together.

- The pattern of delivery (i.e., timing of when revenue is recognized) for each distinct performance obligation.

- Identification and treatment of contract terms that may impact the timing and amount of revenue recognized, including contracts that include an enforceable right to payment for performance or other contractual restrictions.

Given these factors, the related audit effort in evaluating management's judgments in determining revenue recognition for these customer agreements required a high degree of auditor judgment.

How the Critical Audit Matter Was Addressed in the Audit

Our principal audit procedures related to the Company's revenue recognition for these customer agreements included the following, among others:

- We evaluated management's significant accounting policies related to these customer agreements for reasonableness.

- We selected a sample of customer agreements and performed the following procedures:

  - Obtained and read contract source documents for each selection, including master agreements, and other documents that were part of the agreement.

  - Tested management's identification and treatment of contract terms and provisions.

  - Assessed the terms in the customer agreement and evaluated the appropriateness of management's application of their accounting policies, along with their use of estimates, in the determination of revenue recognition conclusions.

- We tested the mathematical accuracy of management's calculations of revenue and the associated timing of revenue recognized in the financial statements.

Fruci & Associates II, PLLC

Fruci & Associates II, PLLC – PCAOB ID #05525

We have served as the Company's auditor since 2024.

Spokane, Washington
March 31, 2025

-SIDUS SPACE, INC.
CONSOLIDATED BALANCE SHEETS

		December 31, 2024		December 31, 2023
Assets				
Current assets				
Cash	$	15,703,579	$	1,216,107
Accounts receivable		827,886		1,175,077
Accounts receivable - related parties		641,376		67,447
Inventory		255,716		858,642
Contract asset		1,347,386		436,411
Contract asset - related party		46,953		43,173
Prepaid and other current assets		3,429,656		5,405,453
Total current assets		22,252,552		9,202,310
Property and equipment, net		14,891,976		9,570,214
Operating lease right-of-use assets		121,545		115,573
Intangible asset		398,135		398,135
Other assets		81,359		64,880
Total Assets	$	37,745,567	$	19,351,112
Liabilities and Stockholders' Equity				
Current liabilities				
Accounts payable and other current liabilities	$	3,481,167	$	6,697,562
Accounts payable and accrued interest - related party		581,243		677,039
Contract liability		16,192		77,124
Contract liability - related party		46,953		43,173
Asset-based loan liability		6,902,636		2,587,900
Notes payable		3,059,767		2,017,286
Operating lease liability		121,544		119,272
Total current liabilities		14,209,502		12,219,356
Total Liabilities		14,209,502		12,219,356
Commitments and contingencies				
Stockholders' Equity				
Preferred Stock: 5,000,000 shares authorized; $0.0001 par value; no shares issued and outstanding				
Series A convertible preferred stock: 2,000 shares authorized; 0 and 372 shares issued and outstanding, respectively		-		-
Common stock: 210,000,000 authorized; $0.0001 par value				
Class A common stock: 200,000,000 shares authorized; 15,956,816 and 983,173 shares issued and outstanding, respectively		1,597		98
Class B common stock: 10,000,000 shares authorized; 100,000 shares issued and outstanding		10		10
Additional paid-in capital		83,887,682		49,918,441
Accumulated deficit		(60,353,224)		(42,786,793)
Total Stockholders' Equity		23,536,065		7,131,756
Total Liabilities and Stockholders' Equity	$	37,745,567	$	19,351,112

See auditor's report and notes to the audited financial statements

SIDUS SPACE, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

		Years Ended December 31,		
		2024		**2023**
Revenue	$	3,873,704	$	5,010,565
Revenue - related parties		798,942		952,220
Total - revenue		4,672,646		5,962,785
Cost of revenue		6,141,657		4,321,482
Gross profit (loss)		(1,469,011)		1,641,303
Operating expenses				
Selling, general and administrative expense		14,249,870		14,166,617
Total operating expenses		14,249,870		14,166,617
Net loss from operations		(15,718,881)		(12,525,314)
Other income (expense)				
Other income		4,613		17,950
Interest expense		(1,306,252)		(747,420)
Interest income		39,015		-
Asset-based loan expense		(542,551)		(155,716)
Finance expense		-		(917,848)
Total other income (expense)		(1,805,175)		(1,803,034)
Loss before income taxes		(17,524,056)		(14,328,348)
Provision for income taxes		-		-
Net loss	$	**(17,524,056)**	$	**(14,328,348)**
Dividend on Series A preferred Stock		(42,375)		**(202,599)**
Net loss attributed to stockholders		**(17,566,431)**		**(14,530,947)**
Basic and diluted loss per common share	$	(3.60)	$	(23.44)
Basic and diluted weighted average number of common shares outstanding		4,874,985		619,986

See auditor's report and notes to the audited financial statements

F-3

SIDUS SPACE, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Series A Preferred Stock		Class A Common Stock		Class B Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Balance – December 31, 2022	-	$ -	80,235	$ 8	100,000	$ 10	$ 32,131,041	$ (28,255,846)	$ 3,875,213
Series A preferred stock units issued	2,000	-	-	-	-	-	1,811,000	-	1,811,000
Class A common stock issued for conversion of Series A preferred stock and dividend	(1,628)	-	176,791	18	-	-	166,465	-	166,483
Class A common stock units issued	-	-	150,000	15	-	-	14,784,419	-	14,784,434
Class A common stock issued for exercise of warrants	-	-	529,940	53	-	-	3,634	-	3,687
Warrants issued for finance expense				-	-	-	917,848		917,848
Vested Board Compensation	-	-	-	-	-	-	54,350	-	54,350
Stock option expense	-	-	-	-	-	-	49,688	-	49,688
Dividend on Series A preferred Stock	-	-	-	-	-	-	-	(202,599)	(202,599)
Common stock issue for reverse split adjustment	-	-	46,207	4	-	-	(4)	-	-
Net loss	-	-	-	-	-	-	-	(14,328,348)	(14,328,348)
Balance – December 31, 2023	372	$ -	983,173	$ 98	100,000	$ 10	$ 49,918,441	$ (42,786,793)	$ 7,131,756
Class A common stock issued for conversion of Series A preferred stock and dividend	(372)	-	106,748	11	-	-	58,930	-	58,941
Class A common stock units issued	-	-	14,162,490	1,417	-	-	31,632,168	-	31,633,585
Class A common stock issued for exercise of warrants	-	-	686,735	69	-	-	1,966,470	-	1,966,539
Vested officers compensation	-	-	17,671	2	-	-	114,437	-	114,439
Stock option expense	-	-	-	-	-	-	174,736	-	174,736
Stock payable for 10,000 shares for exercise of warrants	-	-	-	-	-	-	22,500	-	22,500
Dividend on Series A preferred Stock	-	-	-	-	-	-	-	(42,375)	(42,375)
Reverse split adjustment	-	-	(1)	-	-	-	-	-	-
Net loss	-	-	-	-	-	-	-	(17,524,056)	(17,524,056)
Balance – December 31, 2024	-	$ -	15,956,816	$ 1,597	100,000	$ 10	$ 83,887,682	$ (60,353,224)	$ 23,536,065

The accompanying notes are an integral part of these consolidated financial statements.

SIDUS SPACE, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Years Ended December 31,		
		2024		**2023**
Cash Flows From Operating Activities:				
Net loss	$	(17,524,056)	$	(14,328,348)
Adjustments to reconcile net loss to net cash used in operating activities:				
Stock based compensation		289,175		1,021,886
Depreciation and amortization		2,171,873		217,107
Bad debt		87,129		17,871
Changes in operating assets and liabilities:				
Accounts receivable		260,062		(290,839)
Accounts receivable - related party		(573,929)		100,723
Inventory		602,926		(265,594)
Contract asset		(910,975)		(375,479)
Contract asset - related party		(3,780)		(28,191)
Prepaid expenses and other assets		1,959,318		(1,950,807)
Accounts payable and accrued liabilities		(2,026,147)		3,986,275
Accounts payable and accrued liabilities - related party		(95,796)		110,403
Contract liability		(60,932)		16,192
Contract liability - related party		3,780		28,191
Changes in operating lease assets and liabilities		(3,700)		(8,832)
Net Cash used in Operating Activities		(15,825,052)		(11,749,442)
Cash Flows From Investing Activities:				
Purchase of property and equipment		(7,474,836)		(7,208,200)
Cash paid for asset acquisition		-		(483,644)
Net Cash used in Investing Activities		(7,474,836)		(7,691,844)
Cash Flows From Financing Activities:				
Proceeds from issuance of common stock units		33,600,124		14,788,121
Proceeds from issuance of Series A preferred stock units		-		1,811,000
Proceeds from asset-based loan agreement		7,305,852		6,379,624
Repayment of asset-based loan agreement		(2,991,116)		(4,294,073)
Proceeds from stock payable for 10,000 shares for exercise of warrants		22,500		-
Repayment of notes payable		(150,000)		(302,983)
Dividend paid		-		(19,555)
Net Cash provided by Financing Activities		37,787,360		18,362,134
Net change in cash		14,487,472		(1,079,152)
Cash, beginning of period		1,216,107		2,295,259
Cash, end of period	$	15,703,579	$	1,216,107
Supplemental cash flow information				
Cash paid for interest	$	1,304,144	$	190,920
Cash paid for taxes	$	-	$	-
Non-cash Investing and Financing transactions:				
Class A common stock issued for conversion of Series A convertible preferred stock	$	16,566	$	-
Recognition of right-of-use asset and lease liability	$	284,861	$	135,235
Class A common stock issued for exercised cashless warrant	$	-	$	166,483

The accompanying notes are an integral part of these consolidated financial statements.

Note 1. Organization and Description of Business

Organization

Sidus Space Inc. ("Sidus", "we", "us" or the "Company"), was formed as Craig Technologies Aerospace Solutions, LLC, in the state of Florida, on July 17, 2012. On April 16, 2021, the Company filed a Certificate of Conversion to register and incorporate with the state of Delaware and on August 13, 2021 changed the company name to Sidus Space, Inc.

Description of Business

Founded in 2012, Sidus Space is an innovative, agile space mission enabler providing flexible, cost-effective solutions to government, defense, intelligence, and commercial companies around the globe. Our products and services include satellite manufacturing and technology integration, AI-driven space-based data solutions, mission planning and management operations, AI/ML products and services and space and defense manufacturing. With our mission of Space Access Reimagined®, Sidus is committed to rapid innovation, adaptable and cost-effective solutions, and the optimization of space system and data collection performance.

We offer customers a variety of mission options whether the ability to host a technology, procure a satellite bus, or simply purchase data as a service. Our flight proven modular satellite, LizzieSat® is a 3D printed, multi-sensor, multi-mission satellite, which is the first of its kind, offering a flexible, cost-effective platform that can be easily adapted to integrate new technologies or customized and scaled to create a new satellite design to meet mission requirements.

Through our Sidus Orlaith™ AI ecosystem, we enable near real-time on-orbit data processing, enhancing the speed and efficiency of data delivery from LizzieSat® sensors. Orlaith™ offers high-performance on-orbit edge computing and data processing from diverse sensor sets leveraging Sidus' proprietary FeatherEdge™ hardware and Cielo™ software. Orlaith's systemic capabilities provide industry-leading and differentiated data delivery for a wide range of end uses including methane detection, AIS tracking, border security, and technology characterization. Orlaith's data processing can also be seamlessly customized for new and/or esoteric missions

Reverse Stock Split

On December 6, 2023, the Board approved a one-for-one hundred (1-for-100) reverse split of the Company's issued and outstanding shares of Common Stock (the "Reverse Stock Split"). On December 19, 2023, the Company filed with the Secretary of State of the State of Delaware a certificate of amendment to its certificate of incorporation (the "Certificate of Amendment") to effect the Reverse Stock Split. All share and per share information in these financial statements retroactively reflect this reverse stock split.

Note 2. Summary of Significant Accounting Policies

Basis of Presentation

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") and are presented in US dollars. The Company uses the accrual basis of accounting and has adopted a December 31 fiscal year end.

Certain prior year amounts have been reclassified for consistency with the current year presentation. These reclassifications had no effect on the reported results of operations.

Principles of Consolidation

The consolidated financial statements include the variable interest entity ("VIE"), Aurea Alas Limited ("Aurea"), of which we are the primary beneficiary. Aurea is a Limited company organized in the Isle of Man, which entered into a license agreement with a third party vendor, whereby they licensed the rights to use certain available radio frequency spectrum for satellite communications. All intercompany transactions and balances have been eliminated on consolidation.

For entities determined to be VIEs, an evaluation is required to determine whether the Company is the primary beneficiary. The Company evaluates its economic interests in the entity specifically determining if the Company has both the power to direct the activities of the VIE that most significantly impact the VIE's economic performance ("the power") and the obligation to absorb losses or the right to receive benefits that could potentially be significant to the VIE ("the benefits"). When making the determination on whether the benefits received from an entity are significant, the Company considers the total economics of the entity and analyzes whether the Company's share of the economics is significant. The Company utilizes qualitative factors, and, where applicable, quantitative factors, while performing the analysis.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Some of these judgments can be subjective and complex, and, consequently, actual results may differ from these estimates. Examples of estimates and assumptions include: for revenue recognition, determining the nature and timing of satisfaction of performance obligations,, the fair value of and/or potential impairment of property and equipment; product life cycles; useful lives of our property and equipment; allowances for doubtful accounts; the market value of, and demand for, our inventory; fair value calculation of warrant; and the potential outcome of uncertain tax positions that have been recognized in our consolidated financial statements or tax returns.

Cash and Cash Equivalents

For purposes of balance sheet presentation and reporting of cash flows, the Company considers all unrestricted demand deposits, money market funds and highly liquid debt instruments with an original maturity of less than 90 days to be cash and cash equivalents. The Company had no cash equivalents at December 31, 2024 and 2023.

Periodically, the Company may carry cash balances at financial institutions more than the federally insured limit of $250,000 per institution. The amount in excess of the FDIC insurance as of December 31, 2024, was $645,275. The Company has not experienced losses on these accounts and management believes, based upon the quality of the financial institutions, that the credit risk with regard to these deposits is not significant. The Company has also mitigated some of the risk through the use of a premium savings account. This account is used for amounts that are over a set balance maintained in the Company's general operating account. Balances in the premium savings account are insured up to $150 million.

Accounts Receivable

Accounts receivable are stated at the amount of consideration from customers of which the Company has an unconditional right to receive plus any accrued and unpaid interest. The Company provides an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. The Company sells certain accounts receivable with recourse in order to accelerate the receipt of cash. Bechtel, Craig Technologies and TNO make up approximately 38%, 19% and 12% of the total revenue respectively in FY24 and 13%, 44% and 34% respectively of December 31, 2024 accounts receivable. Bechtel and L3 make up approximately 31% and 9% of the total revenue respectively for FY23 and 58% and 11% of the total December 31, 2023, accounts receivable respectively.

Bad Debt and Allowance for Doubtful Accounts

Historically the Company has been able to collect all past due amounts and has not written off past due invoices, therefore there is limited historical data on the company's historical losses or expected losses at this time. In compliance with GAAP the Company has determined the following policy will be followed regarding outstanding customer invoices.

An allowance for doubtful accounts has been established to reflect the anticipated uncollectible value of the related receivable account. Review procedures have been established to provide a realistic reserve based on past collection experience and anticipated losses on the receivables.

The company will utilize the allowance method based on accounts receivable aging in order to accrue bad debt expense and the contra balance sheet account, allowance for doubtful accounts. The accounts receivable aging will be reviewed quarterly and necessary adjustments made to the allowance for doubtful accounts account balance. The Company will review their policy annually to determine if adjustments should be made based on more recent accounts receivable trends.

During the years ended December 31, 2024 and 2023, the Company recorded bad debt of $87,129 and $17,871, respectively. The Company's allowance for doubtful accounts balance at December 31, 2024 was $112,500 and $25,370 at December 31, 2023.

Stock Based Compensation

The Company accounts for stock-based compensation awards in accordance with ASC Topic 718, "Compensation – Stock Compensation." The cost of services received from employees and non-employees in exchange for awards of equity instruments is recognized in the consolidated statements of operations and comprehensive income based on the estimated fair value of those awards on the grant date and amortized on a straight-line basis over the requisite service period or vesting period. The Company records forfeitures as they occur.

Share-based payments are valued using a Black-Scholes option pricing model. The grants are amortized on a straight-line basis over the requisite service periods, which is generally the vesting period. If an award is granted, but vesting does not occur, any previously recognized compensation cost is reversed in the period related to the termination of service.

The expected option term is computed using the "simplified" method as permitted under the provisions of ASC 718-10-S99. The Company uses the simplified method to calculate expected term of share options and similar instruments as the Company does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term. The share price as of the grant date was determined by current market prices for our common stock. Expected volatility is based on the historical stock price volatility of comparable companies' common stock, as our stock does not have sufficient historical trading activity. Risk free interest rates were obtained from U.S. Treasury rates for the applicable periods.

Contract Assets and Contract Liabilities

The amounts included within contract assets and contract liabilities are related to the company's long-term construction contracts. The Company accounts for the majority of its fixed price or time and materials contracts as performance obligations satisfied over times, due to the Company's enforceable right to collect based on services provided through any applicable date of termination. Amounts recognized as revenue over time due to this, but in which the Company does not yet have the right to invoice for due to contractual arrangements are reflected as contract assets until such time as they are invoiced, and the Company has the right to receive payment. Retainage for which the company has an unconditional right to payment that is only subject to the passage of time is classified as contracts receivable. Retainage subject to conditions other than the passage of time are included in contract assets and contract liabilities on a net basis at the individual contract level. Contract assets represent revenue recognized in excess of amounts paid or payable (contracts receivable) to the company on uncompleted contracts. Contract liabilities represent the company's obligation to perform on uncompleted contracts with customers for which the company has received payment or for which contracts receivable are outstanding.

Inventory

Inventory consists of work in progress and consists of estimated revenue calculated on a percentage of completion based on direct labor and materials in relation to the total contract value. The Company does not maintain raw materials.

Property and Equipment

Property and equipment, consisting mostly of plant and machinery, motor vehicles and computer equipment, is recorded at cost reduced by accumulated depreciation and impairment, if any. Construction in progress generally involves short-term capital projects and is not depreciated until the development has reached completion and the asset has been put into service. Depreciation expense is recognized over the assets' estimated useful lives of three to ten years using the straight-line method. Major additions and improvements are capitalized as additions to the property and equipment accounts, while replacements, maintenance and repairs that do not improve or extend the life of the respective assets, are expensed as incurred. Estimated useful lives are periodically reviewed and, when appropriate, changes are made prospectively. When certain events or changes in operating conditions occur, asset lives may be adjusted and an impairment assessment may be performed on the recoverability of the carrying amounts.

Long-Lived Assets

Long-lived assets are evaluated for impairment whenever events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable or that the useful lives of these assets are no longer appropriate. Each impairment test is based on a comparison of the undiscounted future cash flows to the recorded value of the asset. If impairment is indicated, the asset is written down to its estimated fair value.

Fair Value Measurements

The Company uses a three-tier fair value hierarchy to classify and disclose all assets and liabilities measured at fair value on a recurring basis, as well as assets and liabilities measured at fair value on a non-recurring basis, in periods subsequent to their initial measurement. The hierarchy requires the Company to use observable inputs when available, and to minimize the use of unobservable inputs, when determining fair value. The three tiers are defined as follows:

- Level 1—Observable inputs that reflect quoted market prices (unadjusted) for identical assets or liabilities in active markets;

- Level 2—Observable inputs other than quoted prices in active markets that are observable either directly or indirectly in the marketplace for identical or similar assets and liabilities; and

- Level 3—Unobservable inputs that are supported by little or no market data, which require the Company to develop its own assumptions.

The Company's financial instruments, including cash, accounts receivable, prepaid expense and other current assets, accounts payable and accrued liabilities, and loans payable, are carried at historical cost. At December 31, 2024 and 2023, the carrying amounts of these instruments approximated their fair values because of the short-term nature of these instruments.

Business Combinations

Business combinations are recorded using the acquisition method of accounting. The purchase price of the acquisition is allocated to the tangible assets, liabilities, identifiable intangible assets acquired and non-controlling interest, if any, based on their estimated fair values as of the acquisition date. The excess of the purchase price over those fair values is recorded as goodwill. Acquisition-related expenses are expensed as incurred.

Intangible Assets

Intangible assets with an indefinite life are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate that they might be impaired.

Intangible assets with finite lives are initially recorded at cost and amortized on a straight-line basis over the estimated economic useful lives of the respective assets.

Acquired intangible assets from business combinations are recognized and measured at fair value at the time of acquisition. The identifiable intangible asset recognized in the Company's acquisitions is a customer list, which will be tested for impairment annually.

Revenue Recognition

The Company adopted ASC 606 – Revenue from Contracts with Customers using the modified retrospective transition approach. The core principle of ASC 606 is that revenue should be recognized in a manner that depicts the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled for exchange of those goods or services. The Company's updated accounting policies and related disclosures are set forth below, including the disclosure for disaggregated revenue. The impact of adopting ASC 606 was not material to the Consolidated Financial Statements.

Revenue from the Company is recognized under Topic 606 in a manner that reasonably reflects the delivery of its services and products to customers in return for expected consideration and includes the following elements:

- executed contracts with the Company's customers that it believes are legally enforceable;
- identification of performance obligations in the respective contract;
- determination of the transaction price for each performance obligation in the respective contract;
- allocation of the transaction price to each performance obligation; and
- recognition of revenue only when the Company satisfies each performance obligation.

These five elements, as applied to each of the Company's revenue category, are summarized below:

Revenues from fixed price manufacturing related contracts that are still in progress at month end are recognized on the percentage-of-completion method, measured by the percentage of total costs incurred to date to the estimated total costs for each contract. This method is used because management considers total costs to be the best available measure of progress on these contracts. Revenue from fixed price contracts and time-and-materials contracts that are completed in the month the work was started are recognized when the work is shipped. To achieve this core principle, we apply the following five steps: identify the contract with the client, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to performance obligations in the contract and recognize revenues when or as the Company satisfies a performance obligation.

Revenues from fixed price service contracts that contain provisions for milestone payments primarily related to satellite technology related contracts are recognized at the time of the milestone being met. This method is used because management considers that the payments are nonrefundable unless the entity fails to perform as promised. If the customer terminates the contract, the Company is entitled to retain any progress payments received from the customer and the Company has no further rights to compensation from the customer. Even though the payments made by the customer are nonrefundable, the cumulative amount of those payments is not expected, at all times throughout the contract, to at least correspond to the amount that would be necessary to compensate the Company for performance completed to date. Accordingly, the Company accounts for the progress under the contract as a performance obligation satisfied at a point in time. To achieve this core principle, we apply the following five steps: identify the contract with the client, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to performance obligations in the contract and recognize revenues when or as the Company satisfies a performance obligation.

The Company accounts for the majority of its fixed price or time and materials contracts as performance obligations satisfied over times, due to the Company's enforceable right to collect based on services provided through any applicable date of termination. Amounts recognized as revenue over time due to this, but in which the Company does not yet have the right to invoice for due to contractual arrangements are reflected as contract assets until such time as they are invoiced, and the Company has the right to receive payment.

Cost of revenue

Costs are recognized when incurred. Cost of revenue consists of direct labor, subcontract, materials, depreciation on machinery and equipment, and other direct costs.

Net Income (Loss) Per Share of Common Stock

The Company has adopted ASC Topic 260, *"Earnings per Share"* which requires presentation of basic earnings per share on the face of the statements of operations for all entities with complex capital structures and requires a reconciliation of the numerator and denominator of the basic earnings per share computation. In the accompanying financial statements, basic loss per share is computed by dividing net loss by the weighted average number of shares of common stock outstanding during the year. Diluted earnings per share is computed by dividing net income by the weighted average number of shares of common stock and potentially dilutive outstanding shares of common stock during the period to reflect the potential dilution that could occur from common stock issuable through contingent share arrangements, stock options and warrants unless the result would be antidilutive.

For the years ended December 31, 2024 and 2023, the following common stock equivalents were excluded from the computation of diluted net loss per share as the result of the computation was anti-dilutive.

	December 31, 2024	December 31, 2023
	(Shares)	(Shares)
Warrants excluding pre-funded warrant	5,402,306	233,818
Series A convertible preferred stock	-	283,512
	5,402,306	517,330

Leases

We determine if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use ("ROU") assets, operating lease liabilities - current, and operating lease liabilities - noncurrent on the balance sheets. Finance leases are included in property and equipment, other current liabilities, and other long-term liabilities in our balance sheets.

ROU assets represent our right to use an underlying asset for the lease term and lease liabilities represent our obligation to make lease payments arising from the lease. Operating lease ROU assets and liabilities are recognized at commencement date based on the present value of lease payments over the lease term. As most of our leases do not provide an implicit rate, we generally use our incremental borrowing rate based on the estimated rate of interest for collateralized borrowing over a similar term of the lease payments at commencement date. The operating lease ROU asset also includes any lease payments made and excludes lease incentives. Our lease terms may include options to extend or terminate the lease when it is reasonably certain that we will exercise that option. Lease expense for lease payments is recognized on a straight-line basis over the lease term.

Leases with a lease term of 12 months or less at inception are not recorded on our balance sheet and are expensed on a straight-line basis over the lease term in our statement of operations.

Income Taxes

The Company adopted FASB ASC 740, Income Taxes, at its inception. Under FASB ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carryforwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. No deferred tax assets or liabilities were recognized as of December 31, 2024 or December 31, 2023.

Warrants

The Company accounts for warrants as either equity-classified or liability-classified instruments based on an assessment of the warrant's specific terms and applicable authoritative guidance in FASB ASC 480, Distinguishing Liabilities from Equity ("ASC 480") and ASC 815, Derivatives and Hedging ("ASC 815"). The assessment considers whether the warrants are freestanding financial instruments pursuant to ASC 480, meet the definition of a liability pursuant to ASC 480, and whether the warrants meet all of the requirements for equity classification under ASC 815, including whether the warrants are indexed to the Company's own ordinary shares and whether the warrant holders could potentially require "net cash settlement" in a circumstance outside of the Company's control, among other conditions for equity classification. This assessment, which requires the use of professional judgment, is conducted at the time of warrant issuance and as of each subsequent quarterly period end date while the warrants are outstanding.

For issued or modified warrants that meet all of the criteria for equity classification, the warrants are required to be recorded as a component of additional paid-in capital at the time of issuance. For issued or modified warrants that do not meet all the criteria for equity classification, the warrants are required to be recorded at their initial fair value on the date of issuance, and each balance sheet date thereafter. Changes in the estimated fair value of the warrants are recognized as a non-cash gain or loss on the statements of operations. The fair value of the warrants was estimated using a Black-Scholes pricing model.

F-12

Recent Accounting Pronouncements

In June 2022, the FASB issued ASU 2022-03, ASC Subtopic "Fair Value Measurement (Topic 820): Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions". These amendments clarify that a contractual restriction on the sale of an equity security is not considered part of the unit of account of the equity security and, therefore, is not considered in measuring fair value. The amendments in this update are effective for public business entities for fiscal years, including interim periods within those fiscal years, beginning after December 15, 2023. Early adoption is permitted. The Company is currently assessing the impact of the adoption of this standard on its consolidated financial statements.

The Company has considered all other recently issued accounting pronouncements and does not believe the adoption of such pronouncements will have a material impact on its financial statements.

Note 3. Variable Interest Entity

The consolidated financial statements include Aurea Alas Limited, which is a variable interest entity of which we are the primary beneficiary, and on August 26, 2020, the Company entered into a licensing agreement with Aurea. Aurea is a Limited company organized in the Isle of Man, which entered into a license agreement with a third-party vendor, whereby they licensed the rights to use certain available radio frequency spectrum for satellite communications. The Company is responsible for 100% of the operations of Aurea and derives 100% of the net profits or losses derived from the business operations. The assets, liabilities and the operations of Aurea from the date of inception (July 20, 2020), were included in the Company's consolidated financial statements.

Through a declaration of trust, 100% of the voting rights of Aurea's shareholders have been transferred to the Company so that the Company has effective control over Aurea and has the power to direct the activities of Aurea that most significantly impact its economic performance. There are no restrictions on the consolidated VIE's assets and on the settlement of its liabilities and all carrying amounts of VIE's assets and liabilities are consolidated with the Company's financial statements.

If facts and circumstances change such that the conclusion to consolidate the VIE has changed, the Company shall disclose the primary factors that caused the change and the effect on the Company's financial statements in the periods when the change occurs.

As of December 31, 2024 and 2023, Aurea's assets and liabilities are as follows:

	December 31, 2024		December 31, 2023	
Assets				
Cash	$	65,333	$	52,492
Prepaid and other current assets		13,264		13,164
	$	78,597	$	65,656
Liability				
Accounts payable and other current liabilities	$	78,575	$	74,219

For the years ended December 31, 2024 and 2023, Aurea's net loss was $170,114 and $157,467, respectively.

Note 4. Prepaid expense and Other current assets

As of December 31, 2024 and 2023, prepaid expense and other current assets are as follows:

		December 31, 2024		December 31, 2023
Prepaid insurance	$	374,480	$	699,310
Prepaid components		528,000		1,258,965
Prepaid satellite services & licenses		2,353,757		3,313,706
Prepaid software		82,440		91,258
Other current assets		90,979		42,214
	$	3,429,656	$	5,405,453

During the years ended December 31, 2024 and 2023, the Company recorded interest expense of $18,492 and $26,302 related to financing of our prepaid insurance policies.

Note 5. Inventory

As of December 31, 2024 and 2023, inventory is as follows:

		December 31, 2024		December 31, 2023
Work in Process	$	255,716	$	858,642

Work in Process consists of components and related labor and other costs incurred on applicable contracts based on estimated total costs to complete. Related labor and other non-component costs for longer term contracts subject to contractual invoicing arrangement are reflected in contracts receivable. For comparison purposes 2023 was adjusted to reflect labor and other related costs for longer term contracts subject to contractual invoicing arrangements previously reflected in Work in Process to be reflected in contracts receivable.

Note 6. Property and Equipment

At December 31, 2024 and 2023, property and equipment consisted of the following:

		December 31, 2024		December 31, 2023
Office equipment	$	17,061	$	17,061
Computer equipment		41,233		41,233
Vehicle		35,424		35,424
Software		1,358,558		482,127
Machinery		3,257,764		3,209,719
Leasehold improvements		397,536		397,536
R&D software		-		9,655
Satellite and related software		12,305,379		-
Construction in progress		2,883,337		8,609,902
		20,296,292		12,802,657
Accumulated depreciation		(5,404,316)		(3,232,443)
Property and equipment, net of accumulated depreciation	$	14,891,976	$	9,570,214

F-14

As of December 31, 2024 and 2023, construction in progress represents components to be used in the manufacturing of our satellites.

Depreciation expense of property and equipment for the years ended December 31, 2024 and 2023 is $2,171,873 and $217,107 of which $1,921,649 and $176,321 are included as components of cost of revenue, respectively.

During the years ended December 31, 2024 and 2023, the Company purchased assets of $7,474,836 and $7,208,200, respectively.

Note 7. Business Acquisition

On August 18, 2023, the Company entered into an Asset Conveyance Agreement (the "Purchase Agreement") with Exo-Space Inc., a Delaware corporation ("Exo-Space"), and certain shareholders thereof. The Purchase Agreement provided for the acquisition by the Company of substantially all of the assets of Exo-Space (the "Assets") which includes the customer contracts and lists related to Exo-Space's business of providing analytics services by (i) providing on-orbit data processing services, including satellite imaging intelligence services, and (ii) the development of artificial intelligence and machine learning technology and software used for the on-orbit processing of data (the "Business") from Exo-Space. The purchase price for the Assets was approximately $468,000 in cash.

In addition, on August 18, 2023, the Company entered into a Sale of Business Non-Competition and Non-Solicitation Agreement with Exo-Space Inc. and each of Jeremy Allam ("Allam"), Mark Lorden ("Lorden"), Marcel Lariviere ("Lariviere") and Tate Schaar ("Schaar" and collectively, with Allam, Lorden and Lariviere, the "Sellers") pursuant to which the Sellers agreed to keep confidential certain information related to the Business and agreed to a five (5) year non-compete and non-solicitation.

On August 21, 2023 (the "Closing Date"), the Company completed its acquisition of the Assets related to Exo-Space (the "Acquisition"). As part of the Acquisition, Jeremy Allam, Marcel Lariviere, Mark Lorden and Tate Schaar entered into employment agreements with the Company which granted non-statutory stock options to Jeremy Allam, Marcel Lariviere, Mark Lorden and Tate Schaar with respect to the following number of shares of the Company's common stock: 1,898,502 (Allam); 949,251 (Lariviere); 711,938 (Lorden) and 395,521 (Schaar). These option awards were made outside of the Company's 2021 Omnibus Equity Incentive Plan and are made pursuant to the NASDAQ inducement grant exception in connection with such individuals' commencement of employment with the Company which is August 21, 2023. The option awards have an exercise price of $0.16 which is equal to the fair market value of our stock on August 21, 2023, the date of grant of such options. The options have a five (5)-year term and shall vest in four (4) equal installments on each of the first four (4) anniversaries of the date of grant, in each case subject to the optionee continuing to provide services to the Company through the applicable vesting date. Notwithstanding the foregoing vesting conditions, no portion of the options shall be exercisable prior to the second (2nd) anniversary of the date of grant. In the event that the applicable optionee resigns from employment for any reason prior to the second (2nd) anniversary of the date of grant, the option will be immediately cancelled and terminated on the date of such resignation.

Pro forma results of operations have not been presented because the effects of the Acquisition was not material to our consolidated results of operations. Acquisition-related costs included legal fees of $220,632 and were expensed as incurred. The following table summarizes the amounts for the business acquisition which were allocated to the fair value of aggregated net assets acquired:

Cash paid	$	468,663
Assets Acquired:		
Accounts receivable	$	51,769
Inventory		9,611
Property and equipment		9,148
Intangible asset		398,135
Total	$	468,663

Note 8. Accounts payable and other current liabilities

At December 31, 2024 and 2023, accounts payable and other current liabilities consisted of the following:

	December 31, 2024	December 31, 2023
Accounts payable	$ 2,071,357	$ 4,716,964
Payroll liabilities	907,697	1,250,330
Credit card liability	51,522	93,826
Other payable	165,435	156,885
Dividend payable	-	16,566
Payable for purchase of property and equipment	18,799	-
Insurance payable	266,357	462,991
	$ 3,481,167	$ 6,697,562

As of December 31, 2024 and 2023 accounts payable included $92,500 and $37,500 related to Q4 Board of Director compensation payments.

Note 9. Asset-based loan

The Company is party to a recourse loan and security agreement with an unrelated lender dated November 30, 2022, whereby the lender will provide loans secured by certain accounts receivable for up to 90% of the face amount, which is paid to the Company in the form of a cash advance. The Company has a revolving line of credit for $3 million with a collateralized loan interest rate of 16.2% annum and uncollateralized loan interest rate of 19.5% annum on outstanding balances. In 2024, the Company agreed to increase a revolving line of credit for $7 million. Additionally, in the event of default the Lender at its option can increase the loan interest rate by 5% per annum for each month or partial month default on outstanding balances. Under the loan and security agreement, the Company must pay back any invoices that become uncollectable. As of December 31, 2024 and 2023, the company's collateralized and uncollateralized asset-based loan balance was $6,902,636 and $2,587,900, respectively. For the years ended December 31, 2024 and 2023, the costs and interest incurred by the Company in connection with the loan and security agreement activities were $542,501 and $155,716, respectively. As of January 31, 2025 the Company's revolving line of credit was increased from $7 million to $10.5 million with same interest rates noted above for collateralized and uncollateralized loan interest rates. The Company used the increase in its revolving line of credit to pay off the approximately $3.2 million note payable with Decathlon.

Note 10. Contract assets and liabilities

At December 31, 2024 and 2023, contract assets and contract liabilities consisted of the following:

Contract assets		December 31, 2024		December 31, 2023
Revenue recognized in excess of amounts paid or payable (contracts receivable) to the company on uncompleted contracts (contract asset) that are subject to restrictions on invoicing, excluding retainage	$	1,331,194	$	359,287
Retainage included in contract assets due to being conditional on something other than solely passage of time		16,192		77,124
Retainage included in contract assets due to being conditional on something other than solely passage of time – related party		46,953		43,173
Total contract assets	$	1,394,339	$	479,584

Contract liabilities		December 31, 2023		December 31, 2022
Payments received or receivable (contracts receivable) in excess of revenue recognized on uncompleted contracts (contract liability), excluding retainage	$	-	$	-
Retainage included in contract liabilities due to being conditional on something other than solely passage of time		16,192		77,124
Retainage included in contract liabilities due to being conditional on something other than solely passage of time – related party		46,953		43,173
Total contract liabilities	$	63,145	$	120,297

Note 11. Leases

Operating lease

We have a noncancelable operating lease entered in November 2016 for our warehouse space that expired in July 2021 and had renewal options to May 2024 The monthly "Base Rent" was $10,392 and the Base Rent was increased by 2.5% each year. In May 2023 the Company exercised its option and extended the lease to May 31, 2024.

In May 2021, we entered into a new lease agreement which included both our office and warehouse space that expired May 31, 2024. The Company had the option to terminate the lease after 12 months and 24 months from the commencement date. The office facility monthly "Base Rent" was $11,855 and the Base Rent was increased by 2.5% each year.

We have a new lease contract entered June 1, 2024 which includes both our office facility and warehouse space that expires May 31, 2025. The monthly "Base Rent" is $11,876 and $12,767.

We recognized total lease expense, primarily related to our operating leases, on a straight-line basis in accordance with ASC 842.

As of December 31, 2024 and 2023, the Company recorded a refundable security deposit of $10,000 for its warehouse space and is included in other assets on the balance sheet.

The operating lease expense were as follows:

	Years ended December 31,			
	2024		2023	
Lease cost				
Operating lease cost	$	384,237	$	353,329

Supplemental balance sheet information related to operating leases was as follows:

	December 31,			
	2024		2023	
Operating lease right-of-use assets at inception	$	284,861	$	1,276,515
Accumulated amortization		(163,316)		(1,160,942)
Total operating lease right-of-use assets	$	121,545	$	115,573
Operating lease liabilities - current	$	121,544	$	119,272
Operating lease liabilities - non-current		-		-
Total operating lease liabilities	$	121,544	$	119,272
Right-of-use assets obtained in exchange for new operating lease liability		284,861		-
Weighted-average remaining lease term — operating leases (year)		0.41		0.42
Weighted-average discount rate — operating leases		8.25%		4.73%

Future minimum lease payments under operating leases that have initial noncancelable lease terms in excess of one year at December 31, 2024, were as follows:

	Total	
Year Ended December 31,		
2025	$	123,216
Thereafter		-
		123,216
Less: Imputed interest		(1,672)
Operating lease liabilities	$	121,544

Sublease

On August 1, 2021, the Company entered into a Sublease Agreement with its related party and a principal shareholder ("Sublandlord"), whereby the Company shall sublease certain offices, rooms and shared use of common spaces located at 150 Sykes Creek Parkway, Merritt Island, FL. The Lease is a month-to-month lease and may be terminated with 30 days' notice to the Sublandlord. The monthly rent shall be $4,570 from inception through January 31, 2022, $4,707 from February 1, 2022 to January 31, 2023 and $4,847 from February 1, 2023 to January 31, 2024. On February 1, 2024, the Company extended the month-to-month Sublease agreement. The monthly rent shall be $4,618.03 from February 1, 2024 to January 31, 2025, $4,756.57 from February 1, 2025 to January 31,2026 and $4,899.27 from February 1, 2026 to January 31, 2027. A common area maintenance fee (CAM) will be charged in addition to the monthly rent. During the years ended December 31, 2024 and 2023, the Company recorded $79,005 and $58,024 directly related to this short-term month to month lease to lease expenses.

Note 12. Notes Payable

Decathlon Note

On December 3, 2021, we entered into a Loan Assignment and Assumption Agreement, or Loan Assignment, with Decathlon Alpha IV, L.P., or Decathlon and Craig Technical Consulting, Inc ("CTC") pursuant to which we assumed the Decathlon Note. In connection with our assumption of the Decathlon Note, CTC reduced the principal of the Note Payable – related party by $1.4 million for an aggregate principal balance of $2.6 million. The Company recorded a reclassification of $1,106,164 from Note Payable – related party to Note payable – non- current (Decathlon note) and recorded forgiveness of note payable – related party of $293,836. (See Note 12)

Management believes that the assumption of the Decathlon Note from CTC was in our best interests because in connection therewith, Decathlon released us from a cross-collateralization agreement it was a party to with CTC for a loan of a greater amount. Also in connection with the Loan Assignment on December 3, 2021, we entered into a Revenue Loan and Security Agreement, or RLSA, with Decathlon and our CEO, Carol Craig, pursuant to which we pay interest based on a minimum rate of one (1) times the amount advanced and make monthly payments based on a percentage of our revenue calculated as an amount equal to the product of (i) all revenue for the immediately preceding month multiplied by (ii) the Applicable Revenue Percentage, defined as 4% of revenue for payments due during any month. The Decathlon Note was amended November 16, 2023. The maturity date was extended from December 9, 2023 to December 9, 2024 and final payoff of indebtedness and release of security executed January 29, 2025. The monthly interest was converted to a fixed amount of $50,000 per month. The Decathlon Note is secured by our assets and is guaranteed by CTC and matures the earliest of: (i) December 9, 2024, (ii) immediately prior to a change of control, or (iii) upon an acceleration of the obligations due to a default under the RLSA. As a result, on December 31, 2021, the Company recorded the forgiveness of note payable-related party of $293,836 and the reclass of $1,106,164 from Note Payable – related party to Note Payable.

During the years ended December 31, 2024 and 2023, the Company recorded interest expense of $1,192,481 and $721,119, respectively, which included an additional accrual estimate based on the principal and accrued but unpaid interest payment due when the note matures, and made payments of $150,000 and $252,983, respectively. As of December 31, 2024 and 2023, the Company recorded principal amount and accrued interest of $3,059,767 and $2,017,286 on the balance sheet, respectively. On January 31, 2025 the Company fully paid off the principal amount and accrued but unpaid interest of approximately $3.2 million.

Note 13. Related Party Transactions

Revenue and Accounts Receivable

The Company recognized revenue of $798,942 and $952,220 for the years ended December 31, 2024 and 2023 and accounts receivable of $641,376 and $67,447 and contract asset and contract liability of $46,953 and $43,173 as of December 31, 2024 and 2023, respectively, from contracts entered into by Craig Technical Consulting, Inc, a principal stockholder, and subcontracted to the Company for four customers.

Accounts Payable

As of December 31, 2024 and 2023, the Company owed $581,243 and $677,039 to Craig Technical Consulting, Inc. Advances are unsecured, due on demand and non-bearing-interest.

Cost of Revenue and Operating expenses

For the years ended December 31, 2024 and 2023, the Company recorded cost of revenue to Craig Technical Consulting, Inc. of $712,669 and $654,605, and general and administrative expense of $93,476 and $24,363, respectively.

Professional Service Agreements

A Professional Services Agreement, effective November 15, 2021, was made, between the Company and Craig Technical Consulting, Inc. The period of performance for this Agreement was December 1, 2021, through November 30, 2022. The agreement was amended and the term of agreement was extended to June 30, 2025.

During the year ended December 31, 2024 and 2023, the Company recorded professional services of 160,221 and $106,057, respectively.

Sublease

On August 1, 2021, the Company entered into a Sublease Agreement with its related party and a principal shareholder ("Sublandlord"), whereby the Company shall sublease certain offices, rooms and shared use of common spaces located at 150 Sykes Creek Parkway, Merritt Island, FL. The Lease is a month-to-month lease and may be terminated with 30 days' notice to the Sublandlord. The monthly rent shall be $4,570 from inception through January 31, 2022, $4,707 from February 1, 2022 to January 31, 2023 and $4,847 from February 1, 2023 to January 31, 2024. On February 1, 2024, the Company extended the month-to-month Sublease agreement. The monthly rent shall be $4,618.03 from February 1, 2024 to January 31, 2025, $4,756.57 from February 1, 2025 to January 31,2026 and $4,899.27 from February 1, 2026 to January 31, 2027. A common area maintenance fee (CAM) will be charged in addition to the monthly rent. During the years ended December 31, 2024 and 2023, the Company recorded $79,005 and $58,024 directly related to this short-term month to month lease to lease expenses.

Note 14. Commitments and Contingencies

Litigation

From time to time, the Company may become involved in various lawsuits and legal proceedings, which arise in the ordinary course of business. We are currently not aware of any such legal proceedings or claims that will have, individually or in aggregate, a material adverse effect on our business, financial condition, or operating results.

License Agreement

The consolidated financial statements include Aurea Alas Limited, which is a variable interest entity of which we are the primary beneficiary (see Note 3). On August 18, 2020, Aurea entered into a license agreement with a third-party vendor (the "Vendor"), whereby they licensed the rights to use certain available radio frequency spectrum for satellite communications. The Company shall pay an annual Reservation Fee of $120,000 while the Company pursues up to four (4) NGSO satellite filing(s) via the Vendor. The Reservation Fee is levied on the date the filing(s) is received at the International Telecommunication Union (ITU). The Reservation Fee is payable annually at the anniversary of the date of receipt, as long as the customer retains the NGSO filing(s). The Reservation Fee payment continues to be payable until any of the frequency assignments of the NGSO filing(s) are brought into use. Upon the submission to the ITU to bring into use any of the frequency assignments of a given constellation, an annual License Fee of $120,000 shall be paid in lieu of the Reservation Fee. On February 1, 2021, the Vendor submitted the license filing to the ITU and on April 6, 2021, the ITU published the license filing for LIZZIE IOMSAT. Payments began in February 2021. For the years ended December 31, 2024 and 2023 the Company recorded payments of $120,000 in Other General and Administrative expenses. These are eliminated upon consolidation.

Note 15. Stockholder's Equity

<u>Authorized Capital Stock</u>

Effective July 3, 2023, the Company filed Amended and Restated Certificate of Incorporation to amend for authorized capital stock to authorize the Company to issue 215,000,000 shares.

The Company has authorized 5,000,000 shares of preferred stock with a par value of $0.0001.

The Company has authorized 210,000,000 shares of common stock with a par value of $0.0001, consisting of 200,000,000 shares of Class A Common Stock and 10,000,000 shares of Class B Common Stock. The Class B Common Stock is entitled to 10 votes for every 1 vote of the Class A Common Stock.

<u>Series A Convertible Preferred Stock</u>

On October 11, 2023, the Company entered into a securities purchase agreement (the "Purchase Agreement") with certain institutional investors, pursuant to which the Company agreed to issue and sell to such investor, in a registered direct offering (the "Offering"), an aggregate of 2,000 shares of the Company's Series A convertible preferred stock, par value $0.0001 per share and stated value of $1,000 per share (the "Series A Preferred Stock") at an offering price of $1,000 per share. Each share of Series A Preferred Stock is convertible into shares of the Company's Class A Common Stock at an initial conversion price of $10.152 per share (the "Conversion Price"). The Conversion Price is subject to customary adjustments for stock dividends, stock splits, reclassifications and the like, and subject to price-based adjustment, on a "full ratchet" basis, in the event of any issuances of Common Stock, or securities convertible, exercisable or exchangeable for Common Stock, at a price below the then-applicable Conversion Price (subject to certain exceptions). The Series A Preferred Stock (and the shares of the Company's Class A common stock (the "Class A Common Stock")) underlying the Series A Preferred Stock) were offered by the Company pursuant to its shelf registration statement on Form S-3 (File No. 333-273430), which was originally filed with the Securities and Exchange Commission (the "SEC") on July 26, 2023 and declared effective by the SEC on August 14, 2023. Concurrently with the sale of the Series A Preferred Stock, pursuant to the Purchase Agreement in a concurrent private placement, for each share of Class A Common Stock issuable upon conversion of the Series A Preferred Stock purchased by the investor, such investor received from the Company an unregistered warrant (the "Warrant") to purchase one share of Class A Common Stock (the "Warrant Shares"). Each Warrant will be exercisable for one share of the Company's Class A Common Stock at an exercise price of $10.152 per share, will be exercisable immediately upon issuance, and will have a term of five years from the date of issuance. The exercise price is subject to customary adjustments for stock dividends, stock splits, reclassifications and the like, and subject to price-based adjustment, on a "full ratchet" basis, in the event of any issuances of Class A Common Stock, or securities convertible, exercisable or exchangeable for Class A Common Stock, at a price below the then-applicable exercise price (subject to certain exceptions).

During the years ended December 31, 2024 and 2023, 372 and 1,628 shares of Series A convertible preferred stock and a related dividend of $27,374 and $166,483 were converted into 106,748 and 176,791 shares of Class A common stock, respectively.

The Company had 0 and 372 shares of Series A Convertible preferred stock issued and outstanding as of December 31, 2024 and 2023, respectively.

Class A Common Stock

The Company had 15,956,816 and 983,173 shares of Class A common stock issued and outstanding as of December 31, 2024 and 2023, respectively.

Fiscal year 2024

On January 29, 2024, the Company closed a public offering of an aggregate of 1,181,900 shares of Class A Common Stock and pre-funded warrants to purchase up to an aggregate of 69,900 shares of Class A Common Stock in lieu of Shares, which were sold pursuant to that certain Underwriting Agreement, dated January 29, 2024, by and between the Company and the Representative of the Underwriters. Gross proceeds from the offering were $5,632,650 and net proceeds after underwriter discount, various fees and expenses was $5,008,259.

On February 29, 2024, the Company closed a public offering of an aggregate of 1,321,000 shares (the "Shares") of Class A Common Stock, which were sold pursuant to that certain Underwriting Agreement, dated February 29, 2024, by and between the Company and the Representative of the Underwriters. Gross proceeds from the offering were $7,926,000 and net proceeds after underwriter discount, various fees and expenses was $7,102,527.

On November 14, 2024, the Company completed a public offering of 4,520,000 shares of our Class A common stock at a public offering price of $1.25 per share, and Pre-Funded Warrants to purchase up to 1,080,000 shares of Class A common stock at a public offering price of $1.249 per pre-funded warrant, for which we received approximately $6.1 million of net proceeds. Pre-funded warrants were exercised fully. In addition, the Company issued 332,700 shares pursuant to it over-allotment option.

On December 17, 2024, the Company entered into securities purchase agreements (the "Purchase Agreement") for the issuance and sale in a private placement of (i) 5,657,090 shares of the Company's Class A common stock, (ii) pre-funded warrants to purchase up to 1,162,802 shares of the Company's Class A Common Stock at an exercise price of $0.0001 per share and (iii) warrants to purchase up to 3,409,946 shares of the Company's Common Stock, at a purchase price of $2.25 per share of Common Stock and accompanying warrants. The Common Warrants are exercisable immediately upon issuance at an exercise price of $2.25 per share and have a term of exercise equal to five and one-half years from the date of issuance. Pre-funded warrants were still outstanding as of December 31, 2024.

During the year ended December 31, 2024, 372 shares of Series A convertible preferred stock and a related dividend of $58,941 were converted into 106,748 shares of Class A common stock.

During the year ended December 31, 2024, 686,735 shares of Class A common stock were issued for exercise of warrants. Gross proceeds from the exercise of the warrants were $1,966,539.

During the year ended December 31, 2024, the Company issued 17,671 shares for employee compensation, valued at $25,270.

Fiscal year 2023

On January 30, 2023, the Company offered an aggregate of up to 26,400 shares of our Class A common stock and pre-funded warrants to purchase up to an aggregate 123,600 shares of Class A common stock. In addition, the company issued 22,500 prefunded warrants to cover over-allotments. All pre-funded warrants were exercised and total issued stock in this offering was 172,500 aggregate shares of Class A common stock. The purchase price for each share of Class A common stock was $30.0. Warrants equal to 4% of the number of securities issued by the Company in the offering were issued to the underwriter at an exercise price of 125% of the offering price per share. Gross proceeds from the offering were approximately $5.2 million, and net proceeds of approximately $4.6 million after underwriter expenses.

On April 20, 2023, the Company sold an aggregate of 85,720 shares of our Class A Common Stock and pre-funded warrants to purchase up to an aggregate 217,310 shares of Class A Common Stock and warrants to purchase up to 303,030 shares of Class A Common Stock. In addition, the Company sold 37,880 shares of Class A Common Stock and 37,880 of accompanying warrants to purchase shares of Class A Common Stock pursuant to the partial exercise of the underwriter's over-allotment option. The purchase price for each share of Class A Common Stock and accompanying warrant was $33.0. Warrants equal to 3% of the number of securities issued by the Company in the offering at an exercise price of 125% of the offering price per share was issued to the underwriter. Gross proceeds from the offering were approximately $11.2 million, and net proceeds of approximately $10.2 million after underwriting discounts and commissions and estimated offering expenses payable by us.

During the year ended December 31, 2023, 166,530 Class A Common Stock were issued upon cashless exercise of warrants and 363,410 Class A Common Stock were issued upon exercise of pre-funded warrants of $3,634.

Class B Common Sock

The Company had 100,000 shares of Class B common stock issued and outstanding as of December 31, 2024 and 2023.

Warrants

January 2023 offering

For the year ended December 31, 2023, the Company issued a total of 146,100 pre-funded warrants exercisable for a period of five years at an exercise price per share of $30.0 in connection with the common stock sold in January 2023. These warrants were fully exercised into Class A Common stock as part of the offering previously described. In addition, the Company issued a total of 6,901 underwriter warrants exercisable 180 days after the January 30, 2023 date of the offering agreement, for a period of five years at an exercise price per share of $37.5 in connection with the common stock sold. The Company recognized the value of 6,901 underwriter warrants of $566,229 as finance expense for compensation of services.

April 2023 offering

For the year ended December 31, 2023, the Company issued a total of 217,310 pre-funded warrants and 340,910 warrants exercisable for a period of five years at an exercise price per share of $33.0 in connection with the common stock sold in April 2023. During the second and third quarters of 2023, a total of 217,310 pre-funded warrants and 333,049 warrants were exercised into Class A Common stock. In addition, the Company issued a total of 10,228 underwriter warrants exercisable 180 days after the April 20,2023 date of the offering agreement, for a period of five years at an exercise price per share of $41.25 in connection with the common stock sold. The Company recognized the value of 10,228 underwriter warrants of $240,525 as finance expense for compensation of services.

October 2023 offering

For the year ended December 31, 2023, the Company issued 197,006 warrants exercisable for a period of five years at an exercise price per share of $10.152 in connection with the Series A Convertible Preferred stock sold in October 2023. In addition, the Company issued a total of 11,820 underwriter warrants exercisable any time after the October 11, 2023 date of the offering for a period of five years at an exercise price per share of $12.69 in connection with the common stock sold. The Company recognized the value of 11,820 underwriter warrants of $111,094 as finance expense for compensation of services.

During the year ended December 31, 2024, the Company issued 200 warrants exercisable for a period of five years at an exercise price per share of $100 to a prior employee.

January 2024 offering

The Company issued a total of 69,900 pre-funded warrants exercisable for a period of five years at an exercise price per share of $4.50 in connection with the common stock sold in January 2024. These warrants were fully exercised into Class A Common stock as part of the offering previously described. In addition, the Company issued a total of 62,585 underwriter warrants exercisable 180 days after the January 29, 2024 date of the underwriting agreement, for a period of five years at an exercise price per share of $5.625 in connection with the common stock sold. The Company recognized the value of 62,585 underwriter warrants of $528,818 as direct incremental costs of the offering and recorded as a reduction of additional paid in capital.

February 2024 offering

The Company issued a total of 66,050 underwriter warrants exercisable 180 days after the February 29, 2024 date of the offering agreement, for a period of five years at an exercise price per share of $7.50 in connection with the common stock sold. The Company recognized the value of 66,050 underwriter warrants of $576,061 as direct incremental costs of the offering and recorded as a reduction of additional paid in capital.

November 2024 offering

The Company issued a total of 296,635 underwriter warrants exercisable 180 days after the November 14, 2024 date of the offering agreement, for a period of five years at an exercise price per share of $1.56 in connection with the common stock sold. The Company recognized the value of 296,635 underwriter warrants of $361,636 as direct incremental costs of the offering and recorded as a reduction of additional paid in capital.

December 2024 offering

The Company issued pre-funded warrants to purchase up to 1,162,802 shares of the Company's Class A Common Stock at an exercise price of $0.0001 per share and warrants to purchase up to 3,409,946 shares of the Company's Common Stock, at a purchase price of $2.25 per share of Common Stock and accompanying warrants. The Common Warrants are exercisable immediately upon issuance at an exercise price of $2.25 per share and have a term of exercise equal to five and one-half years from the date of issuance. In addition, the Company issued a total of 340,995 underwriter warrants exercisable 180 days after the December 18, 2024 date of the offering agreement, for a period of five years at an exercise price per share of $2.25 in connection with the common stock sold. The Company recognized the value of 340,995 underwriter warrants of $1,881,092 as direct incremental costs of the offering and recorded as a reduction of additional paid in capital.

The Company concluded that the warrants met the requirements to be classified in stockholders' equity. The Company utilizes the Black-Scholes model to value its warrants. The Company utilized the following assumptions:

	Year ended December 31, 2024	Year ended December 31, 2023
Expected term	5 - 5.50 years	5 years
Expected average volatility	177 - 188%	182 - 190%
Expected dividend yield	-	-
Risk-free interest rate	3.97 - 4.32%	3.62 - 3.96%

A summary of activity of the warrants during the year ended December 31, 2024 and 2023 as follows:

	Number of shares	Weighted average Exercise Price	Average Life (years)
Outstanding, December 31, 2022	-	$ -	-
Granted	146,100	30.00	5.00
Granted	558,220	33.00	5.00
Granted	6,901	37.50	5.00
Granted	10,228	41.25	5.00
Granted	11,820	12.69	5.00
Granted	197,006	10.15	5.00
Exercised	(146,100)	30.00	-
Exercised	(550,359)	33.00	-
Outstanding, December 31, 2023	233,816	$ 13.22	4.73
Granted	69,900	4.50	5.00
Granted	200	100.00	5.00
Granted	62,585	5.63	5.00
Granted	66,050	7.50	5.00
Granted	296,635	1.56	5.00
Granted	340,995	2.25	5.00
Granted	3,409,946	2.25	5.50
Granted (*)	1,162,802	2.25	5.50
Split – warrant granted in October 2023	516,012	1.25	-
Exercised (**)	(756,635)	3.25	-
Outstanding, December 31, 2024	5,402,306	$ 2.50	5.35
Exercisable, December 31, 2024	4,764,676	$ 2.58	5.40

* Prefunded warrants were not yet issued as of December 31, 2024.

** Prefunded warrants, 69,900, from January 2024 offering, are included in the direct sale of equity due to immediately exercised upon raise.

The intrinsic value of the warrants as of December 31, 2024 is $14,107,379.

Stock Options

On August 21, 2023, the Company granted 39,552 options with an exercise price of $16.0, with a term of five (5) years to exercise from the grant date, to employees of the Company. Options issued vest at 25% of shares subject to the option on each anniversary date, on August 21, 2024, 2025, 2026 and 2027.

In October 2023, the Company granted 200 options with an exercise price of $100.0, with a term of five (5) years to exercise from the grant date, to an employee of the Company under separation agreement. Options vest at grant date.

On February 6, 2024, the Company granted 25,000 options with an exercise price of $4.12, with a term of five (5) years to exercise from the grant date to employees of the Company. Options issued vest at 33% of shares subject to the option on each anniversary date, on February 6, 2025, 2026 and 2027.

The Company utilizes the Black-Scholes model to value its stock options. The Company utilized the following assumptions:

	Year ended December 31, 2024	Year ended December 31, 2023
Expected term	3.50 years	2.50 - 3.75 years
Expected average volatility	187%	173%
Expected dividend yield	-	-
Risk-free interest rate	4.14%	4.46 - 5.02%

During the year ended December 31, 2024 and 2023, the Company granted 25,000 and 39,752 options valued at $95,325 and $583,580, respectively. During the year ended December 31, 2024 and 2023, the Company recognized stock option expense of $174,736 and $49,688, respectively, and as of December 31, 2024, $454,483 remains unamortized. The intrinsic value of the 64,752 options outstanding as of December 31 2024, is $17,000.

A summary of activity of the stock options during the year ended December 31, 2024 and 2023, is as follows:

	Options Outstanding		Weighted Average
	Number of Options	Weighted Average Exercise Price	Remaining life (years)
Outstanding, December 31, 2022	-	$ -	-
Granted	39,752	16.42	5.00
Exercised	-	-	-
Forfeited/canceled	-	-	-
Outstanding, December 31, 2023	39,752	$ 16.42	4.64
Granted	25,000	4.12	5.00
Exercised	-	-	-
Forfeited/canceled	-	-	-
Outstanding, December 31, 2024	64,752	$ 11.67	3.82
Exercisable options, December 31, 2024	10,088	$ 17.67	3.64

Note 16. Income tax

The Company has not made a provision for income taxes for the year ended December 31, 2024 and 2023, since the Company has the benefit of net operating losses in these periods and the Company changed from a limited liability partnership to a C corporation during 2021.

Due to uncertainties surrounding the Company's ability to generate future taxable income to realize deferred income tax assets arising as a result of net operating losses carried forward, the Company has not recorded any deferred income tax assets as of December 31, 2024. The Company has incurred a net operating loss of $17,707,422. The net operating loss carry forwards can offset 80 percent of future taxable income and carryforward indefinitely as determined by respective tax regulating authorities. The Company's net operating loss carry forwards may be subject to annual limitations, which could eliminate, reduce or defer the utilization of the losses because of an ownership change as defined in Section 382 of the Internal Revenue Code U.S. federal tax returns are closed by statute for years through 2014. The status of state and non-U.S. tax examinations varies due to the numerous legal entities and jurisdictions in which the Company operates.

A reconciliation between expected income taxes, computed at the federal income tax rate of 21% applied to the pretax accounting loss, and our blended state income tax rate of 5.5% in 2024 and 2023, and the income tax net expense included in the consolidated statements of operations for the years ended December 31, 2024 and 2023 is as follows:

		Years Ended December 31,		
		2024		2023
Loss for the year	$	(17,524,056)	$	(14,328,348)
Income tax (recovery) at statutory rate	$	(3,680,100)	$	(3,009,000)
State income tax expense, net of federal tax effect		(963,800)		(788,100)
Permanent difference and other		-		-
Change in valuation allowance		4,643,900		3,797,100
Income tax expense per books	$	-	$	-

Net deferred tax assets consist of the following components as of:

		December 31, 2024		December 31, 2023
Non-operating loss carryforward	$	12,753,049	$	8,109,149
Valuation allowance		(12,753,049)		(8,109,149)
Net deferred tax asset	$	-	$	-

Note 17. Segment

The Company operates as one operating segment. The Company's chief operating decision maker ("CODM") is its chief executive officer, who reviews financial information presented on a consolidated basis. The CODM uses consolidated operating margin and net income to assess financial performance and allocate resources. These financial metrics are used by the CODM to make key operating decisions, such as the determination of the rate at which the Company seeks to grow global operating margin and the allocation of budget between cost of revenues, sales and marketing, technology and development, and general and administrative expenses.

The following table presents selected financial information with respect to the Company's single operating segment for the years ended December 31, 2024 and 2023:

		Years Ended December 31,						
		2024		2023		Change		%
Revenue	$	4,672,646	$	5,962,785	$	(1,290,139)		(22)%
Cost of revenue		6,141,657		4,321,482		1,820,175		42%
Gross Profit (Loss)		(1,469,011)		1,641,303		(3,110,314)		(190)%
Gross Profit Percentage		(31)%		28%				
Selling, general & administrative expense		14,249,870		14,166,617		83,253		1%
Other expense		(1,805,175)		(1,803,034)		(2,141)		0%
Net loss	$	(17,524,056)	$	(14,328,348)	$	(3,195,708)		22%

		Years Ended December 31,						
		2024		2023		Change		%
Selling, general & administrative expenses								
Payroll expenses	$	6,978,930	$	7,226,481	$	(247,551)		(3)%
Sales and marketing expenses		193,942		596,368		(402,426)		(67)%
Lease expense		386,520		353,329		33,191		9%
Professional fees		1,105,930		1,940,600		(834,670)		(43)%
General and administrative expense		5,584,548		4,049,839		1,534,709		38%
Total	$	14,249,870	$	14,166,617	$	83,253		1%

Note 18. Subsequent events

Subsequent to December 31, 2024, the Company issued a total of 2,247,667 shares of Class A common stock. 1,068,332 shares were from warrants exercised at an exercise price of $2.25 per share from the Company's December 2024 offering. 1,162,802 shares were from prefunded warrants exercised, also related to the Company's December 2024 offering, The remaining 16,533 shares related to vested Officer and Director equity compensation issued in the form of Class A common stock.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

As of the end of the period covered by this Report, we conducted an evaluation, under the supervision and with the participation of our Chief Executive Officer and Chief Financial Officer, of our disclosure controls and procedures (as defined in Rule 13a-15(e) and Rule 15d-15(e) of the Exchange Act). Based upon this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is: (i) recorded, processed, summarized and reported, within the time periods specified in the SEC's rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, or person performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

Changes in Internal Control over Financial Reporting

There were no changes in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or 15d-15 under the Exchange Act that occurred during the fourth quarter ended December 31, 2024 that have materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting

Our Management is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f). Management conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2024.

ITEM 9B. OTHER INFORMATION

None.

ITEM 9C. DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS.

Not applicable.

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following table sets forth the name, age and positions of our executive officers and directors as of March 31, 2025.

Name	Age	Position
Carol Craig	56	Chief Executive Officer and Chairman
Adarsh Parekh (1)	45	Chief Financial Officer
Dana Kilborne	62	Director
Cole Oliver	46	Director
Leonardo Riera	64	Director
Jeffrey Shuman (2)	70	Director
Lavanson Coffey (3)	60	Director

(1) Mr. Parekh joined the Company as Chief Financial Officer in January 2025.
(2) Mr. Shuman joined the Company as a director in July 2024.
(3) Mr. Coffey joined the Company as a director in August 2024.

The business background and certain other information about our directors and executive officers is set forth below.

Carol Craig. Ms. Craig is the founder of our company and has served as our Chief Executive Officer and Chairwoman since 2012. Ms. Craig is also the founder and Chief Executive Officer of Craig Technical Consulting, Inc., an engineering and technology company since 1999. Ms. Craig graduated from Knox College with a BA in Computer Science and a BS in Computer Science Engineering from University of Illinois. She also has a MS degree in Electrical and Computer Engineering from the University of Massachusetts at Amherst. She is currently pursuing a PhD in Systems Engineering and an MBA with a concentration in Finance at the Florida Institute of Technology. Carol is a former P-3 Orion Naval Flight Officer and one of the first women eligible to fly in combat. She has served on over 30 boards that include educational, aerospace and defense industry and non-profit organizations. Ms. Craig was selected to serve on our board of directors due to her extensive experience in the space industry and her relationships with key players in commercial space along with her position as CEO.

Adarsh Parekh. Mr. Parekh joined Sidus Space in January 2025, bringing over 20 years of experience in financial services and financial operations. He has been directly involved in over $3 billion of M&A, capital markets, and investing transactions. Before joining Sidus Space, Mr. Parekh served as CFO of Terran Orbital Corporation, playing a key role in its sale to Lockheed Martin. He has also held CFO positions at multiple entities and was a Principal at Renewable Resources Group, a private equity firm managing over $2 billion in assets. Mr. Parekh began his career in the Investment Banking Division of Lehman Brothers, Inc., in New York, where he worked with Fortune 500 management teams on transformational transactions. Mr. Parekh focuses on cultivating sustainable relationships to drive business scaling and positive, win-win transactions. He holds a Bachelor of Science in Economics degree with concentrations in Finance and Management from the Wharton School at the University of Pennsylvania.

Leonardo Riera. Mr. Riera was appointed to our board of directors in April 2023. Mr. Riera has over 35 years of experience in investment banking and fund management, including serving as Executive Director, Country Head for Bankers Trust in Caracas, Venezuela for over 10 years and Head of Mergers and Acquisitions for Citicorp Investment Bank in Caracas, Venezuela. Mr. Riera has served as President of LiNiCo Corporation, a subsidiary of Comstock Mining Inc. (NYSE: LODE), a renewable energy and products company, since April 2022. Mr. Riera has served as a member of the board of directors and as Chief Strategy Officer of Vaya Space, a privately held space and defense company based in Florida from March 2023 through August 2024. He has also served as a member of the board of directors and chair of the audit committee of FenixOro Gold Corp. (FENX.CN), a Canadian company focused on acquiring and exploring gold projects, since January 2021. Mr. Riera served as a member of the board of directors and as a member of the audit committee, nominating and corporate governance committee and compensation committee of Medicine Man Technologies, Inc. (OTCQX: SHWZ), a vertically integrated regional cannabis company based in Colorado, from June 2019 through January 2021. He also was Co-founder, Chief Executive Officer and Chairman of the Board of Directors of EnviroPower Renewable, Inc. a renewable energy company from 2012 through 2018. Mr. Riera is the owner of and has served as CEO of Latin American Advisors Inc. since 1988 through which he provides mergers and acquisitions, investment advisory, private equity and strategic planning services. He was a consultant with McKinsey & Co. from 1984 through 1986. Mr. Riera served as President of the International Banking Association of Venezuela for three terms. He was also Head of Asset Structuring and Credit for a $2 Billion emerging market debt fund based in Florida, where he was responsible for investments in Russia, Ukraine, Kazakhstan, Mexico, China, Nigeria, Singapore, Angola, and Brazil. Mr. Riera holds a degree in Economics from Universidad Católica Andrés Bello and an MBA from the University of Pennsylvania's distinguished Wharton School of Business. We believe that Mr. Riera's financial and executive experience qualifies him to serve on our Board of Directors.

Dana Kilborne. Ms. Kilborne was appointed to our board of directors in December 2021. Ms. Kilborne has been the President and CEO of Cypress Bank & Trust since April 2018 and CEO of Cypress Capital Group since October 2019. She is also a director of both companies. In 2004, she founded another Florida based community bank as President and CEO and sold the company in January 2018. Ms. Kilborne has over thirty years of experience in the financial services industry in Florida. She served as a Director of the Federal Reserve Board of Atlanta Bank, Jacksonville Branch and currently serves on the corporate boards of HealthFirst, Inc., Florida Tech, and NCMIC. She is past Chair of the Economic Development Commission of the Space Coast, and of Holy Trinity Episcopal Academy, where she was also a volunteer teacher. She has served on the board of several community organizations including the East Coast Zoological Society, the Advisory Board of the Bisk College of Business at Florida Tech and many other local not for profit institutions. While in South Florida, she served on the Downtown Development Authority of West Palm Beach and Rosarian Academy and was awarded the Orchid Award by the mayor of West Palm Beach for her leadership in the community. Ms. Kilborne was selected to be a director based on her broad background in finance, accounting, entrepreneurship and governance.

Cole Oliver. Mr. Oliver was appointed to our board of directors in December 2021. Mr. Oliver has been an equity partner in the law firm of Rossway Swan Tierney Barry & Oliver since 2010. Prior to beginning in private practice, Mr. Oliver served as a federal law clerk to The Honorable John Antoon, II, United States District Court Middle District of Florida. Currently, Mr. Oliver sits on the Board of Directors for Cypress Capital Group and Cypress Bank & Trust. Additionally, Mr. Oliver remains an active member of the community, currently serving as a Governing Board Member of the St. Johns River Water Management District, a member of the Brevard County Charter Review Commission, and as the Treasurer of the Board of Directors for the Holy Trinity Episcopal Academy. Previously, Mr. Oliver has served as the President of the East Coast Zoological Society and as a Member of the Brevard County Economic Development Commission. He received his B.A. degree from Washington & Lee University as a history major and an MBA with a concentration in finance from Louisiana State University. Additionally, Mr. Oliver earned his J.D. degree from the University of Florida, graduating magna cum laude and serving as the Editor in Chief of the Florida Law review. Mr. Oliver was selected to serve on our board of directors due to his extensive legal experience and his involvement and understanding of the impact of the space industry on local, federal and global economies.

<u>Jeffrey Shuman</u>, Mr. Shuman was appointed to our board of directors in July 2025. He brings over 40 years of experience across global diversified companies and the military, spanning the US Army, Avon Products, Honeywell International, Northrop Grumman, L3Harris and Quest Diagnostics. Mr. Shuman was the Chief Human Resources Officer at Harris Corporation (now L3Harris) and at Quest Diagnostics during periods of profound cultural and operational progress. Earlier in his career, he held senior executive positions in Operations, General Management and Human Resources. He currently serves on the advisory board of Garner Health, The Citadel School of Business, The Citadel Psychology Department and is Advisory Board emeritus at CIELO Talent.

Mr. Shuman earned a bachelor's degree from The Citadel, and following graduation, served as a Medical Services Corp officer in the US Army. He completed executive development programs in Business and Human Resources at the University of Michigan, Harvard Business School, University of Virginia's Darden School of Business, University of Pennsylvania's Wharton Business School and Cornell University. He also participated in a US business exchange program with the People's Republic of China, supported the Private Sector Council in key initiatives with the Department of Education and the Department of Homeland Security, and was a regular contributor and guest on "Your Career Partners", a Washington DC-based radio talk show. Mr. Shuman received the "Stevie Award" during the American Business Awards for "Best Human Resources Executive" and was the 2011 recipient for the "HR Executive of the Year" by HR Executive Magazine.

**Lavanson Coffey III**, Mr. Coffey was appointed to our board of directors in August 2025. He brings nearly four decades of aerospace experience and leadership to Sidus Space. After retiring from the U.S. Air Force, he joined Ball Aerospace, where he led the launch mission for the Intelligence Community's first commercially procured launch vehicle. This achievement paved the way for commercial launch providers across the nation and helped the U.S. government begin realizing affordable space lift. Following his time at Ball Aerospace, Mr. Coffey joined Airbus U.S. Space & Defense as Vice President & Business Enabler and later served as Executive Director for their Space line of business.

Mr. Coffey developed his leadership skills in the U.S. Air Force, where his assignments ranged from Rocket Propulsion Engineering and Project Management to serving as an Assistant Professor of Astronautical Engineering and Aide-de-Camp for the U.S. Air Force Academy Superintendent. As Program Manager and Division Deputy Director, he played a key role in building the nation's Atlas 5 launch capability and rehabilitating the Delta 4-heavy launch pad at Vandenberg AFB. He later served as the Secretary of the Air Force's Legislative Liaison in the U.S. Senate and concluded his Air Force career by commanding the First Space Launch Squadron at Cape Canaveral, the 2nd Cadet Group at the U.S. Air Force Academy, and the 30th Launch Group at Vandenberg, CA.

Mr. Coffey holds a BS in Engineering from the U.S. Air Force Academy, an MS in Engineering Management from California State University, and two additional MA degrees from Air University.

Family Relationships

There are no family relationships among any of our executive officers or directors.

Arrangements between Officers and Directors

Except as set forth in this Annual Report on Form 10-K, to our knowledge, there is no arrangement or understanding between any of our officers or directors and any other person pursuant to which such officer or director was selected to serve as an officer or director of the Company.

Involvement in Certain Legal Proceedings

We are not aware of any of our directors or officers being involved in any legal proceedings in the past ten years relating to any matters in bankruptcy, insolvency, criminal proceedings (other than traffic and other minor offenses), or being subject to any of the items set forth under Item 401(f) of Regulation S-K.

Committees of Our Board of Directors

Our board of directors directs the management of our business and affairs, as provided by Delaware law, and conducts its business through meetings of the board of directors and its standing committees. We have a standing audit committee and compensation committee. In addition, from time to time, special committees may be established under the direction of the board of directors when necessary to address specific issues.

Audit Committee

Our audit committee is responsible for, among other things:

- Approving and retaining the independent auditors to conduct the annual audit of our financial statements;

- reviewing the proposed scope and results of the audit;

- reviewing and pre-approving audit and non-audit fees and services;

- reviewing accounting and financial controls with the independent auditors and our financial and accounting staff;

- reviewing and approving transactions between us and our directors, officers and affiliates;

- establishing procedures for complaints received by us regarding accounting matters;

- overseeing internal audit functions, if any; and

- preparing the report of the audit committee that the rules of the SEC require to be included in our annual meeting proxy statement.

Our audit committee consists of Dana Kilborne, Cole Oliver, Leonardo Riera and Jeffrey Shuman, with Ms. Kilborne serving as chair. Our board of directors has affirmatively determined that Ms. Kilborne and Messrs. Oliver, Riera and Shuman each meet the definition of "independent director" under the Nasdaq rules, and that they meet the independence standards under Rule 10A-3. Each member of our audit committee meets the financial literacy requirements of the Nasdaq rules. In addition, our board of directors has determined that Ms. Kilborne qualifies as an "audit committee financial expert," as such term is defined in Item 407(d)(5) of Regulation S-K. Our board of directors adopted a written charter for the audit committee, which is available on our principal corporate website at *www.sidusspace.com*.

Compensation Committee

Our compensation committee is responsible for, among other things:

- reviewing and recommending the compensation arrangements for management, including the compensation for our president and chief executive officer;

- establishing and reviewing general compensation policies with the objective to attract and retain superior talent, to reward individual performance and to achieve our financial goals;

- administering our stock incentive plans; and

- preparing the report of the compensation committee that the rules of the SEC require to be included in our annual meeting proxy statement.

Our compensation committee consists of Jeffrey Shuman, Cole Oliver, Leonardo Riera and Lavanson Coffey, with Mr. Shuman serving as chair. Our board has determined that Messrs. Shuman, Oliver, Riera and Coffey are independent directors under Nasdaq rules. Our board of directors adopted a written charter for the compensation committee, which will be available on our principal corporate website at *www.sidusspace.com*.

Nominating and Governance

The members of our nominating and governance committee are Dana Kilborne, Cole Oliver, Leonardo Riera and Lavanson Coffey. Mr. Coffey serves as the chairperson of the committee. The nominating and corporate governance committee assists the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

The nominating and corporate governance committee is responsible for, among other things: (i) identifying and evaluating individuals qualified to become members of the board by reviewing nominees for election to the board submitted by stockholders and recommending to the board director nominees for each annual meeting of stockholders and for election to fill any vacancies on the board, (ii) advising the board with respect to board organization, desired qualifications of board members, the membership, function, operation, structure and composition of committees (including any committee authority to delegate to subcommittees), and self-evaluation and policies, (iii) advising on matters relating to corporate governance and monitoring developments in the law and practice of corporate governance, (iv) overseeing compliance with our code of ethics, and (v) approving any related party transactions.

The nominating and corporate governance committee's methods for identifying candidates for election to our board of directors (other than those proposed by our stockholders, as discussed below) includes the solicitation of ideas for possible candidates from a number of sources—members of our board of directors, our executives, individuals personally known to the members of our board of directors, and other research. The nominating and corporate governance committee may also, from time-to-time, retain one or more third-party search firms to identify suitable candidates.

In making director recommendations, the nominating and corporate governance committee may consider some or all of the following factors: (i) the candidate's judgment, skill, experience with other organizations of comparable purpose, complexity and size, and subject to similar legal restrictions and oversight; (ii) the interplay of the candidate's experience with the experience of other board members; (iii) the extent to which the candidate would be a desirable addition to the board and any committee thereof; (iv) whether or not the person has any relationships that might impair his or her independence; and (v) the candidate's ability to contribute to the effective management of our company, taking into account the needs of our company and such factors as the individual's experience, perspective, skills and knowledge of the industry in which we operate.

Delinquent Section 16(a) Reports

Section 16(a) of the Exchange Act requires our directors and executive officers, and persons who own more than 10% of a registered class of our equity securities, to file with the SEC initial reports of ownership and reports of changes in ownership of our common stock and other equity securities. To our knowledge, based solely upon a review of Forms 3, 4, and 5 filed with the SEC during the fiscal year ended December 31, 2024, we believe that our directors, executive officers, and greater than 10% beneficial owners have complied with all applicable filing requirements during the fiscal year ended December 31, 2024.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions. A copy of the code is filed as an exhibit to this Annual Report on Form 10-K and is posted on our website, *www.sidusspace.com*. We intend to post on our website all disclosures that are required by law or Nasdaq rules concerning any amendments to, or waivers from, any provision of the code.

ITEM 11. EXECUTIVE COMPENSATION

Summary Compensation Table

The following table provides certain summary information concerning compensation awarded to, earned by or paid to our Principal Executive Officer and our other highest paid executive officers whose total annual salary and bonus exceeded $100,000 (collectively, the "named executive officers") for fiscal years December 31, 2024 and 2023.

Name and Principal Position	Year	Salary ($)	All Other Compensation ($)	Total ($)
Carol Craig	2024	325,000	234,000(1)	559,000
President & Chief Executive Officer	2023	217,425	-	217,425
Bill White (2)	2024	226,875	54,667(3)	281,542
Former Chief Financial Officer				

(1) Ms. Craig received a cash bonus for July 1 2023 to June 30 2024 and a 6-month bonus for July 1,2024 to Dec 31, 2024.
(2) Mr. White became our Chief Financial Officer on February 6, 2024 and left his position as CFO in January 2025.
(3) Mr. White was paid a % of his annual compensation in the form of restricted stock units. Mr. White earned a partial cash bonus for 2024.

Outstanding Equity Awards at December 31, 2024

There were equity awards held by our named executive officers as of December 31, 2024. Mr. White held 25,000 options as per his employment agreement dated Feb 6, 2024, vesting over 3 years. These options became 100% vested upon Mr. Whites termination of employment.

Non-Employee Director Compensation

The following table presents the total compensation for each person who served as a non-employee member of our Board and received compensation for such service during the fiscal year ended December 31, 2024. Other than as set forth in the table and described more fully below, we did not pay any compensation, make any equity awards or non-equity awards to, or pay any other compensation to any of the non-employee members of our Board in 2024. Directors who are also employees do not receive cash or equity compensation for service on our Board of Directors in addition to compensation payable for their service as employees of the Company.

Name	Fees Earned or Paid in Cash ($)	All Other Compensation ($)	Total ($)
Dana Kilborne	50,000	20,000	70,000
Cole Oliver	50,000	20,000	70,000
Leonardo Riera (1)	79,167	39,167	118,334
Richard Berman (2)	120,000	-	120,000
Jeffrey Shuman (3)	23,889	10,000	33,889
Lavanson Coffey III (4)	17,222	-	17,222
	340,278	89,167	429,445

(1) Mr. Riera served as chairman of the board from September 2023 through July 2024.
(2) Mr. Berman joined the company as a non-independent director in January 2024 and left the company as of January 2025.
(3) Mr. Shuman joined the company as a director in July 2024.
(4) Mr. Coffey joined the company as a director in August 2024.

Employment Agreements

In December 2021, we entered into an employment agreement with Ms. Craig, pursuant to which Ms. Craig serves as our Founder and Chief Executive Officer. Ms. Craig's employment agreement provided for an annual base salary of $125,000 and provides that Ms. Craig will be eligible for an annual discretionary bonus, with a target equal to 100% of her base salary, based on the achievement of certain performance objectives established by our Board of Directors. As of July 1, 2023, Ms. Craig's base salary was increased to $325,000 and January 1, 2025 her base salary was increased to $400,000. Ms. Craig's employment agreement contains standard non-competition and non-solicitation provisions. Ms. Craig is also eligible to receive additional equity-based compensation awards as the Company may grant from time to time. Ms. Craig's employment agreement further provides for standard expense reimbursement, vacation time and other standard executive benefits.

Pursuant to Ms. Craig's employment agreement, in the event her employment is terminated without cause, due to a non-renewal by the Company, or if she resigns for "good reason" (in each case, other than within twelve (12) months following a change in control), Ms. Craig is entitled to (i) a cash payment equal to five (5) times the sum of her (x) annual base salary and (y) target bonus in effect on her last day of employment; (ii) continuation of health benefits for a period of 24 months; (iii) a lump sum payment equal to the amount of any annual bonus earned with respect to a prior fiscal year, but unpaid as of the date of termination; (iv) a lump sum payment equal to the amount of annual bonus that was accrued through the date of termination for the year in which employment ends; and (v) subject to Ms. Craig's compliance with her restrictive covenants, the outstanding and unvested portion of any time-vesting equity award that would have vested during the one (1) year period following Ms. Craig's termination had she remained an employee shall automatically vest upon his termination date.

In the event that Ms. Craig's employment is terminated due to her death or disability, she will be entitled to receive (i) a lump sum payment equal to the amount of any annual bonus earned with respect to a prior fiscal year, but unpaid as of the date of termination; (ii) a lump sum payment equal to the amount of annual bonus that was accrued for the year in which employment ends; and (iii) the acceleration and vesting in full of any then outstanding and unvested portion of any time-vesting equity award granted to her by the Company.

In the event that Ms. Craig's employment is terminated due to her non-renewal or resignation without "good reason," she will be entitled to receive a lump sum payment equal to the amount of any annual bonus earned with respect to a prior fiscal year, but unpaid as of the date of termination.

In the event that Ms. Craig's employment is terminated by the Company without cause, due to non-renewal by the Company, or if she resigns for "good reason," in each case within twelve (12) months following a change in control, Ms. Craig is entitled to (i) a cash payment equal to ten (10) times the sum of her (x) annual base salary and (y) target bonus in effect on her last day of employment; (ii) continuation of health benefits for a period of 24 months; (iii) a lump sum payment equal to the amount of any annual bonus earned with respect to a prior fiscal year, but unpaid as of the date of termination; (iv) a lump sum payment equal to the amount of annual bonus that was accrued for the year in which employment ends prior to the date of termination; and (v) the acceleration and vesting in full of any then outstanding and unvested portion of any time-vesting equity award granted to her by the Company.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of March 31, 2025 by:

- each of our named executive officers;

- each of our directors;

- all of our current directors and executive officers as a group; and

- each stockholder known by us to own beneficially more than five percent of our common stock.

Beneficial ownership is determined in accordance with the rules of the SEC and includes voting or investment power with respect to the securities. Shares of common stock that may be acquired by an individual or group within 60 days of March 31, 2025, pursuant to the exercise of options or warrants or conversion of preferred stock or convertible debt, are deemed to be outstanding for the purpose of computing the percentage ownership of such individual or group, but are not deemed to be outstanding for the purpose of computing the percentage ownership of any other person shown in the table. Percentage of ownership is based on 18,204,483 and 100,000 shares of Class A common stock and Class B common stock, issued and outstanding, respectively, as of March 31, 2025.

Except as indicated in footnotes to this table, we believe that the stockholders named in this table have sole voting and investment power with respect to all shares of common stock shown to be beneficially owned by them, based on information provided to us by such stockholders. Unless otherwise indicated, the address for each director and executive officer listed is: c/o Sidus Space, Inc., 150 N. Sykes Creek Parkway, Suite 200, Merritt Island, Florida 32953.

Name of Beneficial Owner	Number of Shares of Class A Beneficially Owned	Number of Shares of Class B Beneficially Owned	Percentage of Common Stock Beneficially Owned
Directors and Executive Officers:			
Carol Craig (1)	5,000	100,000	
Adarsh Parekh (2)			
Bill White (3)	19,342		
Leonardo Riera	-		
Dana Kilborne	-		
Cole Oliver	-		
Richard Berman (4)	14,862		
Jeffrey Shuman	-		
Lavanson Coffey III	-		
	-		
Directors and Executive Officers as a group (8 persons)	39,204	100,000	
5% or Greater Stockholders:			
Craig Technical Consulting, Inc.	-	100,000	5.2%

(1) Carol Craig is the sole owner of Craig Technical Consulting, Inc. and has beneficial ownership of the Class B shares of common stock held by Craig Technical Consulting, Inc.
(2) Mr. Parekh joined the Company as CFO in January 2025.
(3) Mr. White stepped down from his position as CFO in January 2025.
(4) Mr. Berman joined the Company as a director in January 2024 and left the Company January 2025.
(5) Mr. Shuman joined the Company as a director in July 2024.
(6) Mr. Coffey joined the Company as a director in August 2024.

Securities Authorized for Issuance Under Equity Compensation Plans

The following table summarizes information about our equity compensation plans as of December 31, 2024.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holder	17,671	-	782,329
Equity compensation plans not approved by security holder	-	-	-
Total	17,671		782,329

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The following includes a summary of transactions during our fiscal years ended December 31, 2024 and December 31, 2023 to which we have been a party, including transactions in which the amount involved in the transaction exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years, and in which any of our directors, executive officers or, to our knowledge, beneficial owners of more than 5% of our capital stock or any member of the immediate family of any of the foregoing persons had or will have a direct or indirect material interest, other than equity and other compensation, termination, change in control and other arrangements, which are described elsewhere in this prospectus. We are not otherwise a party to a related party transaction, and no transaction is currently proposed, in which the amount of the transaction exceeds the lesser of $120,000 or 1% of the average of our total assets at year-end for the last two completed fiscal years and in which a related person had or will have a direct or indirect material interest.

Our corporate headquarters is located at 150 N. Sykes Creek Parkway, Suite 200 Merritt Island, Florida 32953. We occupy facilities totaling approximately 3500 square feet under a sublease from Craig Technical Consulting, Inc., a principal stockholder and an entity owned and controlled by our Chief Executive Officer, Carol Craig ("CTC"), pursuant to a commercial sublease agreement (the "Lease Agreement"), dated February 1, 2024. The Lease Agreement is a month-to-month lease and may be terminated with 30 days' notice. We currently pay $4,757 + CAM per month which includes applicable sales and use tax, which is currently 6.5% in Brevard County.

As of December 31, 2024 and 2023, we owed $527,476 to CTC for cash advances made to the Company. The advances are unsecured, due on demand and non-bearing-interest.

On May 1, 2021, we converted $4 million in intercompany accounts receivable owed to CTC into a related party note payable (the "Note") which included $1.1 million in payments toward a loan (the "CTC-Decathlon Note) to CTC and us by Decathlon Alpha IV, L.P., or Decathlon. The principal balance of this Note outstanding (together with any accrued, but unpaid interest thereon) bears interest at a per annum interest rate equal to the long term Applicable Federal Rate (as such term is defined in Section 1274(d) of the Internal Revenue Code of 1986, as amended), and matures on September 30, 2025, and is payable in the amount of $250,000 every quarter for four years beginning on Oct 1, 2021.

On December 3, 2021, we entered into a Loan Assignment and Assumption Agreement, or Loan Assignment, with Decathlon and CTC pursuant to which we assumed principal amount of $1 million (the "Decathlon Note") which was part of the Note. In connection with our assumption of the Decathlon Note, CTC reduced the principal of the Note by $1.4 million for an aggregate principal balance of $2.6 million. Management believes that the assumption of the Decathlon Note from CTC was in our best interests because in connection therewith, Decathlon released us from a cross-collateralization agreement it was a party to with CTC for a loan of a greater amount. Also in connection with the Loan Assignment, on December 3, 2021, we entered into a Revenue Loan and Security Agreement, or RLSA, as amended, with Decathlon and our CEO, Carol Craig, pursuant to which we pay interest based on a minimum rate of 1 times the amount advanced and make monthly payments based on a percentage of our revenue calculated as an amount equal to the product of (i) all revenue for the immediately preceding month multiplied by (ii) the Applicable Revenue Percentage, defined as 4% of revenue for payments due during any month. The Decathlon Note is secured by our assets and was guaranteed by CTC and matures the earliest of: (i) January 31, 2025, (ii) immediately prior to a change of control, or (iii) upon an acceleration of the obligations due to a default under the RLSA.

During the year ended December 31, 2022, we repaid $797,505 and the Note and accrued interest was forgiven by CTC. We recorded debt forgiveness of the Note and accrued interest of $1,624,755 to additional paid in capital.

We recognized revenue of $798,942 and $952,220 for the years ended December 31, 2024 and 2023, from contracts entered into by CTC and subcontracted to us for four customers of CTC pursuant to separate subcontracting agreements.

For the year ended December 31, 2024 and 2023, the Company recorded cost of revenue to Craig Technical Consulting, Inc. of approximately $712,669 and $654,605, and general and administrative expense of $93,476 and $24,363, respectively.

A Professional Services Agreement, effective November 15, 2021, was made between us and CTC. The period of performance for this agreement was December 1, 2021, through November 30, 2022. The agreement was amended, and the term of the agreement was extended to June 30, 2025.

During the years ended December 31, 2024 and 2023, we recorded professional services of $163,546 and $106,057, respectively, under the Professional Services Agreement.

Related Person Transaction Policy

We have adopted a related person transaction policy that sets forth our procedures for the identification, review, consideration and approval or ratification of related person transactions. For purposes of our policy only, a related person transaction is a transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and any related person are, were or will be participants in which the amount involved exceeds the lesser of $120,000 or 1% of our total assets at year-end. Transactions involving compensation for services provided to us as an employee or director are not covered by this policy. A related person is any executive officer, director or beneficial owner of more than 5% of any class of our voting securities, including any of their immediate family members and any entity owned or controlled by such persons.

Under the policy, if a transaction has been identified as a related person transaction, including any transaction that was not a related person transaction when originally consummated or any transaction that was not initially identified as a related person transaction prior to consummation, our management must present information regarding the related person transaction to our audit committee, or, if audit committee approval would be inappropriate, to another independent body of our board of directors, for review, consideration and approval or ratification. The presentation must include a description of, among other things, the material facts, the interests, direct and indirect, of the related persons, the benefits to us of the transaction and whether the transaction is on terms that are comparable to the terms available to or from, as the case may be, an unrelated third party or to or from employees generally. Under the policy, we will collect information that we deem reasonably necessary from each director, executive officer and, to the extent feasible, significant stockholder to enable us to identify any existing or potential related-person transactions and to effectuate the terms of the policy. In addition, under our Code of Business Conduct and Ethics, our employees and directors will have an affirmative responsibility to disclose any transaction or relationship that reasonably could be expected to give rise to a conflict of interest. In considering related person transactions, our audit committee, or other independent body of our board of directors, will take into account the relevant available facts and circumstances including, but not limited to:

- the risks, costs and benefits to us;

- the impact on a director's independence in the event that the related person is a director, immediate family member of a director or an entity with which a director is affiliated;

- the availability of other sources for comparable services or products; and

- the terms available to or from, as the case may be, unrelated third parties or to or from employees generally.

The policy requires that, in determining whether to approve, ratify or reject a related person transaction, our audit committee, or other independent body of our board of directors, must consider, in light of known circumstances, whether the transaction is in, or is not inconsistent with, our best interests and those of our stockholders, as our audit committee, or other independent body of our board of directors, determines in the good faith exercise of its discretion.

Independence of the Board of Directors

Our board of directors undertook a review of the independence of our directors and considered whether any director has a relationship with us that could compromise that director's ability to exercise independent judgment in carrying out that director's responsibilities. Our board of directors has affirmatively determined that Dana Kilborne, Cole Oliver, Leonardo Riera, Jeff Shuman and Lavanson Coffey are each an "independent director," as defined under Nasdaq rules.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The following table sets forth the aggregate fees billed by as described below:

	2024		2023	
Audit fees	$	373,975	$	93,000
Audit related fees		168,500		9,000
Tax fees		-		-
All other fees		-		-
	$	542,475	$	102,000

Audit Fees: Fees for audit services were $373,975 and $93,000 for the years ended December 31, 2024 and 2023, respectively. These are fees for professional services performed by the principal auditor for the audit of our annual financial statements and services that are normally provided in connection with statutory and regulatory filing or engagement.

The year ended December 31, 2024 includes a re-audit fee of $125,475 for years ended December 31, 2023 & 2022 due to dismissal of prior auditor by the Company as they were no longer permitted to appear or practice before the SEC for reasons described in the SEC's Order Instituting Public Administrative and Cease-and-Desist Proceedings Pursuant to Section 8A of the Securities Act of 1933, Sections 4C and 21C of the Securities Exchange Act of 1934 and Rule 102(e) of the Commission's Rules of Practice, Making Findings, and Imposing Remedial Sanctions and a Cease-and-Desist Order, dated May 3, 2024, as noted in the Company's May 3, 2024 Form 8K filed with the SEC.

Audit-Related Fees: Fees for audit-related services were $168,500 and $9,000 for the years ended December 31, 2024 and 2023. These are fees for assurance and related services performed by the principal auditor that are reasonably related to the performance of the audit or review of our financial statements. These services include attestations by the principal auditor that are not required by statute or regulation and consulting on financial accounting/reporting standards.

Tax Fees: No fees for tax services were paid for the years ended December 31, 2024 and 2023. These are fees for professional services performed by the principal auditor with respect to tax compliance, tax planning, tax consultation, returns preparation and review of returns. The review of tax returns includes the Company and its consolidated subsidiaries.

All Other Fees: No all other fees were paid for the years ended December 31, 2024 and 2023. These are fees billed by the auditor for products and services not included in the foregoing categories.

Pre-Approval Policies and Procedures

In accordance with the Sarbanes-Oxley Act, our audit committee charter requires the audit committee to pre-approve all audit and permitted non-audit services provided by our independent registered public accounting firm, including the review and approval in advance of our independent registered public accounting firm's annual engagement letter and the proposed fees contained therein. The audit committee has the ability to delegate the authority to pre-approve non-audit services to one or more designated members of the audit committee. If such authority is delegated, such delegated members of the audit committee must report to the full audit committee at the next audit committee meeting all items pre-approved by such delegated members. In the fiscal years ended December 31, 2023 and 2022 all of the services performed by our independent registered public accounting firm were pre-approved by the audit committee.

PART IV

ITEM 15. EXHIBITS, FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this report:

(1) Financial Statements:

	Page
Index to Consolidated Financial Statements:	F-1
Consolidated Financial Statements:	
Report of the Independent Registered Public Accounting Firm	F-1
Consolidated Balance Sheets as of December 31, 2024 and 2023	F-2
Consolidated Statements of Operations for the Years Ended December 31, 2024 and 2023	F-3
Consolidated Statements of Stockholders' Equity for the Years ended December 31, 2024 and 2023	F-4
Consolidated Statements of Cash Flows for the Years Ended December 31, 2024 and 2023	F-5
Notes to the Consolidated Financial Statements for the Years ended December 31, 2024 and 2023	F-6

The consolidated financial statements required by this Item are included beginning at page F-1.

(1) Financial Statement Schedules:

All financial statement schedules have been omitted because they are not applicable, not required or the information required is shown in the consolidated financial statements or the notes thereto.

(b) Exhibits

The following documents are included as exhibits to this report.

Exhibit No.	Title of Document
3.1	Amended and Restated Certificate of Incorporation, as amended (incorporated by reference to Exhibit 3.1 to Amendment No. 1 to Form S-1 filed with the SEC on December 3, 2021)
3.2	Certificate of Amendment of Amended and Restated Certificate of Incorporation dated August 24, 2021 (incorporated by reference to Exhibit 3.2 to Amendment No. 1 to Form S-1 filed with the SEC on December 3, 2021)
3.3	Certificate of Amendment of Amended and Restated Certificate of Incorporation dated December 16, 2021 (incorporated by reference to Exhibit 3.3 to Form 10-K filed with the SEC on April 5, 2022)

3.4	Amended and Restated Bylaws (incorporated by reference to Exhibit 3.4 to Form 10-K filed with the SEC on April 5, 2022)
3.5	Certificate of Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Form 8-K filed with the SEC on July 5, 2023)
3.6	Amendment No. 1 to Amended and Restated Bylaws of Sidus Space, Inc. (incorporated by reference to Exhibit 3.1 to Form 8-K filed on October 2, 2023
3.7	Certificate of Designations of Preferences and Rights of Series A Convertible Preferred Stock (incorporated by reference to Exhibit 3.1 to Form 8-K filed on October 13, 2023)
3.8	Amendment No. 2 to Amended and Restated Bylaws of Sidus Space, Inc. (incorporated by reference to Exhibit 3.2 to Form 8-K filed on October 13, 2023)
3.9	Certificate of Amendment to Amended and Restated Certificate of Incorporation (incorporated by reference to Exhibit 3.1 to Form 8-K filed with the SEC on December 19, 2023)
4.1	Description of the Registrant's Securities registered pursuant to Section 12 of the Securities Exchange Act of 1934 (incorporated by reference to Exhibit 4.2 to Form 10-K filed with the SEC on April 5, 2022)
4.2	Form of Warrant (incorporated by reference to Exhibit 4.2 to Form S-1 filed with the SEC on March 27, 2023).
4.3	Form of Warrant (incorporated by reference to Exhibit 4.1 to Form 8-K filed with the SEC on October 13, 2023).
4.4	Form of Common Warrant (incorporated by reference to Exhibit 4.1 to Form 8-K filed with the SEC on December 19, 2024).
10.1	Sidus Space, Inc. 2021 Omnibus Equity Incentive Plan (incorporated by reference to Exhibit 10.1 to Form 10-K filed with the SEC on April 5, 2022)
10.2	Revenue Loan and Security Agreement dated December 1, 2021 by and among Sidus Space, Inc., Carol Craig and Decathlon Alpha IV, L.P. (incorporated by reference to Exhibit 10.2 to Amendment No. 1 to Form S-1 filed with the SEC on December 3, 2021)
10.3	Loan Assignment and Assumption Agreement dated December 1, 2021 by and between Decathlon Alpha IV, L.P., Craig Technical Consulting, Inc. and Sidus Space, Inc. (incorporated by reference to Exhibit 10.3 to Amendment No. 1 to Form S-1 filed with the SEC on December 3, 2021)
10.4	Loan Agreement dated May 1, 2021 by and between Sidus Space, Inc. and Craig Technical Consulting, Inc. (incorporated by reference to Exhibit 10.4 to Amendment No. 1 to Form S-1 filed with the SEC on December 3, 2021)
10.5	Form of Indemnification Agreement for Directors and Officers (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to Form S-1 filed with the SEC on December 3, 2021)
10.6	Lease Agreement dated as of November 29, 2016 between 400 W. Central LLC and Craig Technologies Properties, LLC (assigned to Sidus Space, Inc.) (incorporated by reference to Exhibit 10.6 to Amendment No. 1 to Form S-1 filed with the SEC on December 3, 2021)
10.7	Lease Agreement dated as of May 21, 2021 between 400 W. Central LLC and Sidus Space, Inc. (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to Form S-1 filed with the SEC on December 3, 2021).
10.8	Commercial Sublease Agreement dated August 1, 2021 by and between Sykes Creek Limited Partnership, Craig Technical Consulting, Inc. and Sidus Space, Inc. (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to Form S-1 filed with the SEC on December 3, 2021)
10.9#	NASA Contract Award dated November 5, 2018 (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to Form S-1 filed with the SEC on December 3, 2021)
10.10+	Employment Agreement between Sidus Space, Inc. and Carol Craig dated December 16, 2021 (incorporated by reference to Exhibit 10.10 to Form 10-K filed with the SEC on April 5, 2022)
10.11	Debt Forgiveness Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC on June 9, 2022)
10.12	Asset Conveyance Agreement entered into as of August 18, 2023 by and among Sidus Space, Inc., Exo-Space Inc. and the equity holders of Exo-Space Inc. (incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC on August 22,2023)

71

10.13	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC on October 13, 2023).
10.14	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to Form 8-K filed with the SEC on October 13, 2023).
10.15	First Amendment to Revenue Loan and Security Agreement dated November 16, 2023 (incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC on December 6, 2023).
10.16	Form of Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 to Form 8-K filed with the SEC on December 19, 2024).
10.17	Form of Registration Rights Agreement (incorporated by reference to Exhibit 10.2 to Form 8-K filed with the SEC on December 19, 2024).
14.1	Code of Business Conduct and Ethics (incorporated by reference to Exhibit 14.1 to Form 10-K filed with the SEC on April 5, 2022)
19.1	Sidus Space, Inc. Insider Trading Policy
21.1	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to Amendment No. 1 to Form S-1 filed with the SEC on December 3, 2021)
23.1	Consent of Fruci & Associates, PLLC.
24	Power of Attorney (included on signature page hereto).
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a) of the Exchange Act, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
32.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(b) of the Exchange Act and 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes Oxley Act of 2002
97.1	Clawback Policy (incorporated by reference to Exhibit 97.1 to Form 10-K filed on March 27, 2024)
101*	Inline XBRL Document Set for the consolidated financial statements and accompanying notes in Part II, Item 8, "Financial Statements and Supplementary Data" of this Annual Report on Form 10-K
104*	Inline XBRL for the cover page of this Annual Report on Form 10-K, included in the Exhibit 101 Inline XBRL Document Set

+ Management contract or compensatory plan or arrangement.

Pursuant to Item 601(b)(10) of Regulation S-K, certain confidential portions of this exhibit were omitted by means of marking such portions with an asterisk because the identified confidential portions (i) are not material and (ii) would be competitively harmful if publicly disclosed.

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 and 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized on this 31st day of March 2025.

SIDUS SPACE, INC.

/s/ Carol Craig

Carol Craig
Chief Executive Officer (Principal Executive Officer)
and Chairwoman

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Carol Craig as his or her attorney-in-fact, with full power of substitution and resubstitution, for him or her in any and all capacities, to sign any and all amendments to this Annual Report on Form 10-K, and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1934, this Annual Report on Form 10-K has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Carol Craig Carol Craig	Chief Executive Officer (Principal Executive Officer)	March 31, 2025
/s/ Adarsh Parekh Adarsh Parekh	Chief Financial Officer (Principal Financial and Accounting Officer)	March 31, 2025
/s/ Leonardo Riera Leonardo Riera	Director	March 31, 2025
/s/ Dana Kilborne Dana Kilborne	Director	March 31, 2025
/s/ Cole Oliver Cole Oliver	Director	March 31, 2025
/s/ Jeffrey Shuman Jeffrey Shuman	Director	March 31, 2025
/s/ Lavanson Coffey Lavanson Coffey	Director	March 31, 2025

73

Exhibit 19.1

SIDUS SPACE, INC.
INSIDER TRADING POLICY

1.   **PURPOSE**

This Insider Trading Policy (this "**Policy**") states the policy with respect to transactions in the securities of Sidus Space, Inc. (the "**Company**"), and the handling of confidential information about the Company and other companies with which the Company does business. The Company's Board of Directors has adopted this Policy to promote compliance with federal and state securities laws that prohibit certain persons who are aware of material nonpublic information about a company from (i) trading in securities of that company, or (ii) providing material nonpublic information to other persons who may trade on the basis of that information.

2.   **PERSONS SUBJECT TO THE POLICY**

This Policy applies to all members of the Company's Board of Directors (collectively, "**directors**" and each, a "**director**"), officers and employees of the Company. The Company may also determine that other persons should be subject to this Policy, such as contractors or consultants who have access to material nonpublic information about the Company. With respect to any person covered by this Policy, this Policy also applies to that person's family members, other members of that person's household, and entities controlled by that person, as described below under "Transactions by Family Members and Others" and "Transactions by Entities That You Influence or Control."

3.   **TRANSACTIONS SUBJECT TO THE POLICY**

This Policy applies to transactions in the Company's securities (collectively, "**Company Securities**"), including the Company's common stock, restricted stock, options to purchase common stock, or any other type of security the Company may issue, including (but not limited to) preferred stock, convertible debentures and warrants. In addition, this Policy applies to derivative securities that are not issued by the Company but which relate to Company Securities, such as exchange-traded put or call options or swaps. This Policy similarly applies to transactions in or relating to the securities of certain other companies with which the Company does business.

4.   **INDIVIDUAL RESPONSIBILITY**

Persons subject to this Policy have ethical and legal obligations to maintain the confidentiality of information about the Company and to not engage in transactions in Company Securities while in possession of material nonpublic information. Each individual is responsible for making sure that he or she complies with this Policy, and that any family member, household member or related entity whose transactions are subject to this Policy, as discussed below, also comply with this Policy. In all cases, the responsibility for determining whether an individual is in possession of material nonpublic information rests with that individual, and any action on the part of the Company, the Administrator (as defined below) or any other employee or director pursuant to this Policy (or otherwise) does not in any way constitute legal advice or insulate an individual from liability under applicable securities laws. You could be subject to severe legal penalties and disciplinary action by the Company for any conduct prohibited by this Policy or applicable securities laws, as described below under "Consequences of Violations."

5.   ADMINISTRATION OF THE POLICY

The "**Administrator**" of this Policy is the Company's Chief Financial Officer, the Chief Executive Officer if a Chief Financial Officer has not been designated, or such other individual designated by the Company's Board of Directors from time to time. All determinations and interpretations by the Administrator are final and not subject to further review.

6.   PRINCIPAL STATEMENT OF POLICY

(a) Trading in Company Securities and Disclosure of Nonpublic Information. No director, officer or other employee of the Company (or any other person designated by this Policy or by the Administrator as subject to this Policy) who is aware of material nonpublic information relating to the Company may, directly or indirectly through family members or other persons or entities:

(i) engage in transactions in Company Securities, except as otherwise specified in this Policy under the heading "Limited Exceptions;"

(ii) recommend the purchase or sale of any Company Securities;

(iii) disclose material nonpublic information to persons within the Company whose jobs do not require them to have that information, or to persons outside of the Company, including, but not limited to, family, friends, business associates, investors and consultants, except as required in the performance of regular corporate duties and only to the extent appropriate confidentiality protections are effective and the disclosure conforms to Company policies; or

(iv) assist anyone engaged in the above activities.

(b) Trading in Securities of Other Companies. No director, officer or other employee of the Company (or any other person designated by this Policy or by the Administrator as subject to this Policy) who, in the course of working for the Company, learns of **material nonpublic information** about a company with which the Company does or intends to do business, including a customer, supplier or service provider of the Company, may trade in that company's securities until the information becomes public or is no longer material.

(c) No Exceptions. There are no exceptions to this Policy, except as specifically noted herein. Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure), or small transactions, are not excluded from this Policy. The securities laws do not recognize any mitigating circumstances, and, in any event, even the appearance of an improper transaction must be avoided to preserve the Company's reputation for adhering to the highest standards of conduct.

7.   DEFINITION OF MATERIAL NONPUBLIC INFORMATION

(a) **Material Information**. Information is considered "material" if a reasonable investor would consider that information important in making a decision to buy, hold or sell securities. **Any information that could be expected to impact the Company's stock price, whether it is positive or negative, is considered material**. There is no bright-line standard for assessing materiality; rather, materiality is based on an assessment of all of the facts and circumstances, and is often evaluated by enforcement authorities with the benefit of hindsight. While it is not possible to define all categories of material information, some examples of information that ordinarily would be regarded as material are:

- operating or financial results or projections, including earnings guidance;

- analyst upgrades or downgrades of the Company or one of its securities;

- corporate transactions, such as mergers, acquisitions or restructurings;

- dividend, share repurchase or recapitalization matters;

- debt or equity financing matters;

- regulatory matters, such as the status of applications with, and related feedback from, the U.S. Government and applicable foreign regulatory bodies;

- a change in the Board of Directors or senior management;

- a change in auditors or disagreements with auditors;

- impending bankruptcy or the existence of severe liquidity problems;

- litigation or regulatory proceedings and investigations;

- the imposition of a ban on trading in Company Securities or other securities;

- intellectual property and other proprietary information;

- research milestones; and

- significant corporate developments, including with respect to material contracts, and research and development activities.

(b) **Nonpublic Information**. Information is considered "nonpublic" if that information has not been broadly disclosed to the marketplace, such as by press release or a filing with the U.S. Securities and Exchange Commission (the "SEC"), and/or the investing public has not had time to fully absorb that information. Nonpublic information may include:

- information available to a select group of persons subject to confidentiality obligations to the Company;

- undisclosed facts that are the subject of rumors, even if the rumors are widely circulated; and

- information that has been entrusted to the Company on a confidential basis.

As a general rule, information should not be considered fully absorbed by the investing public until the second business day after the day on which the information is released. If, for example, the Company makes an announcement at 9 am ET on Monday, a person subject to this Policy should not trade in Company Securities until the market opens on Wednesday. If such an announcement were made at 6 pm ET on Monday, the person subject to this Policy should not trade in Company Securities until the market opens on Thursday. Depending on the particular circumstances, the Company may determine that a longer or shorter period should apply.

8.   TRANSACTIONS BY FAMILY MEMBERS AND OTHERS

This Policy applies to your family members who reside with you, anyone else who lives in your household and any family members who do not live in your household but whose transactions in Company Securities are directed by you or are subject to your influence or control, such as parents or children who consult with you before they trade in Company Securities (collectively, "**Family Members**"). You are responsible for the transactions of your Family Members and therefore should make them aware of the need to confer with you before they trade in Company Securities, and you should treat all such transactions for the purposes of this Policy and applicable securities laws as if the transactions were for your own account. This Policy does not, however, apply to personal securities transactions of Family Members where the purchase or sale decision is made by a third party not controlled by, influenced by or related to you or your Family Members.

9.   TRANSACTIONS BY ENTITIES THAT YOU INFLUENCE OR CONTROL

This Policy applies to any entities that you influence or control, including any corporations, partnerships or trusts (collectively, "**Controlled Entities**"), and transactions by these Controlled Entities should be treated for the purposes of this Policy and applicable securities laws as if they were for your own account.

10.   LIMITED EXCEPTIONS

This Policy does not apply in the case of the following transactions (although these transactions may nevertheless be subject to the requirements of Section 16 of the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), applicable to directors and executive officers):

(a) Option Exercises. This Policy does not apply generally to the exercise of an option, including a cashless exercise solely through the Company or the exercise of a tax withholding right through the Company to satisfy tax withholding requirements. However, this Policy does apply to any sale of stock received upon exercise of an option, including any deemed sale caused by an election to make a cashless exercise through a broker, or any other market sale for the purpose of generating the cash necessary to pay the option exercise price.

(b) Rule 10b5-1 Plans. Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person subject to this Policy must enter into a Rule 10b5-1 plan for transactions in Company Securities that meets certain conditions specified in the Rule (a "**Rule 10b5-1 Plan**"). If the plan meets the requirements of Rule 10b5-1, Company Securities may be purchased or sold without regard to certain insider trading restrictions. To comply with this Policy, a Rule 10b5-1 Plan must be approved by the Administrator and meet the requirements of Rule 10b5-l and the Company's "Guidelines for Rule 10b5-l Plans," which are set forth in Appendix 10(b) to this Policy. In general, to ensure that a Rule 10b5-1 Plan is entered into at a time when the person entering into the plan is not aware of material nonpublic information, it must be entered into during an Open Trading Window. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.

Any Rule 10b5-l Plan must be submitted for approval at least five business days prior to the entry into the Rule 10b5-l Plan. No further pre-approval of transactions conducted pursuant to the Rule 10b5-l Plan will be required.

(c) 401(k) Plan. This Policy does not apply to purchases of Company Securities in the Company's 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy does apply, however, to certain elections you may make under the 401(k) plan, including: (i) an election to increase or decrease the percentage of your periodic contributions that will be allocated to any Company stock fund; (ii) an election to make an intra-plan transfer of an existing account balance into or out of any Company stock fund; (iii) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of any Company stock fund balance; and (iv) an election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to any Company stock fund.

(d) Transactions Not Involving a Purchase or Sale. Bona fide gifts are not transactions subject to this Policy, unless the person making the gift has reason to believe that the recipient intends to sell the Company Securities while the director, officer or employee is aware of material nonpublic information, or the person making the gift is subject to the trading restrictions specified below under "Additional Procedures" and the sales by the recipient of the Company Securities occur outside an Open Trading Window (as defined below). Further, transactions in mutual funds that are invested in Company Securities are not transactions subject to this Policy.

11.   SPECIAL AND PROHIBITED TRANSACTIONS

The Company has determined that there is a heightened legal risk and/or the appearance of improper or inappropriate conduct if the persons subject to this Policy engage in certain types of transactions. Therefore, it is the Company's policy that any persons covered by this Policy may not engage in any of the following transactions, or should otherwise consider the Company's preferences as described below:

(a) Short-Term Trading. Short-term trading of Company Securities may be distracting to the person and may unduly focus the person on the Company's short-term stock market performance instead of the Company's long-term business objectives. For these reasons, all persons subject to this Policy who purchase Company Securities in the open market are discouraged from selling any Company Securities of the same class during the six months following the purchase (or vice versa). Furthermore, such short-term trading by directors or executive officers (as defined by Rule 16a-l) may result in short-swing profit liability under Section 16(b) of the Exchange Act.

(b) Short Sales. Short sales of Company Securities (i.e., the sale of a security that the seller does not own) may evidence an expectation on the part of the seller that the securities will decline in value, and therefore have the potential to signal to the market that the seller lacks confidence in the Company's prospects. In addition, short sales may reduce a seller's incentive to seek to improve the Company's performance. For these reasons, short sales of Company Securities are prohibited. Furthermore, Section 16(c) of the Exchange Act prohibits directors and executive officers (as defined by Rule 16a-l) from engaging in short sales. Short sales arising from certain types of hedging transactions are subject to the paragraph below captioned "Hedging Transactions."

(c) Publicly-Traded Options. Given the relatively short term of publicly-traded options, transactions in options may imply that a director, officer or employee is trading based on material nonpublic information and focus that director's, officer's or other employee's attention on short-term performance at the expense of the Company's long-term objectives. Accordingly, transactions in put options, call options or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy. Option positions arising from certain types of hedging transactions are subject to the paragraph below captioned "Hedging Transactions."

(d) Hedging Transactions. Hedging or monetization transactions can be accomplished through a number of possible mechanisms, including through the use of financial instruments such as prepaid variable forwards, equity swaps, collars and exchange funds. Such hedging transactions may permit a director, officer or employee to continue to own Company Securities, but without the full risks and rewards of ownership. When that occurs, the director, officer or employee may no longer have the same objectives as the Company's other stockholders. Therefore, directors, officers and employees are prohibited from engaging in any such transactions.

(e) Margin Accounts and Pledged Securities. Securities held in a margin account as collateral for a margin loan may be sold by the broker without the customer's consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company Securities, directors, officers and other employees are prohibited from holding Company Securities in a margin account or otherwise pledging Company Securities as collateral for a loan unless the arrangement is specifically approved in advance by the Administrator. Pledges of Company Securities arising from certain types of hedging transactions are subject to the paragraph above captioned "Hedging Transactions."

(f) Standing and Limit Orders. Standing and limit orders (except standing and limit orders under approved Rule 10b5-1 Plans, as described above) create heightened risks for insider trading violations similar to the use of margin accounts. There is no control over the timing of purchases or sales that result from standing instructions to a broker, and as a result the broker could execute a transaction when a director, officer or other employee is in possession of material nonpublic information. The Company therefore discourages placing standing or limit orders on Company Securities. If a person subject to this Policy determines that they must use a standing order or limit order, the order should be limited to short duration and should otherwise comply with the restrictions and procedures outlined below under the heading "Additional Procedures."

12. ADDITIONAL PROCEDURES

The Company has established additional procedures in order to assist the Company in the administration of this Policy, to facilitate compliance with laws prohibiting insider trading while in possession of material nonpublic information, and to avoid the appearance of any impropriety. These additional procedures are applicable only to those individuals described below.

(a) Pre-Clearance Procedures. All directors, officers and employees of the Company, as well as the Family Members and Controlled Entities of such persons, may not engage in **any transaction** in Company Securities without first obtaining pre-clearance of the transaction from the Administrator. **A request for pre-clearance should be submitted to the Administrator at least two business days in advance of the proposed transaction.** The Administrator is under no obligation to approve a transaction submitted for pre-clearance, and may determine not to permit the transaction. If a person seeks pre-clearance and permission to engage in the transaction is denied, then he or she should refrain from initiating any transaction in Company Securities and should not inform any other person of the restriction.

When a request for pre-clearance is made, the requestor should carefully consider whether he or she may be aware of any material nonpublic information about the Company and should describe fully those circumstances to the Administrator. The requestor should also indicate whether he or she has effected any non-exempt "opposite-way" transactions (e.g., an open market sale would be "opposite" any open market purchase, and vice versa) within the past six months, and should be prepared to report the proposed transaction on an appropriate Form 4 or Form 5. The requestor should also be prepared to comply with SEC Rule 144 and file Form 144, if necessary, at the time of any sale.

A request for pre-clearance must be made in writing, preferably by submission of a completed Request for Pre-Clearance in the form of EXHIBIT A to this Policy. Pre-cleared transactions should be effected promptly. Requestors are required to refresh the request for pre-clearance if a pre-cleared transaction is not effected within five business days after pre-clearance is received.

Furthermore, requestors must immediately notify the Administrator following the execution of any transaction.

(b) Quarterly Trading Restrictions. Directors, officers and employees, as well as their Family Members and Controlled Entities, may not conduct any transactions involving the Company's Securities (other than as specified by this Policy) except during an Open Trading Window. An "**Open Trading Window**" generally begins on the second business day following the day of public release of the Company's quarterly earnings and ends 15 calendar days prior to the end of the then current quarter. The Administrator will notify directors, officers and employees of the opening and closing of the trading window.

(c) Event-Specific Trading Restriction Periods. From time to time, an event may occur that is material to the Company and is known by only a few directors, officers and/or employees. So long as the event remains material and nonpublic, the persons designated by the Administrator may not trade Company Securities. In addition, material developments impacting the Company may occur in a particular fiscal quarter that, in the judgment of the Administrator, make it advisable that designated persons should refrain from trading in Company Securities even during the ordinary Open Trading Window described above. In that situation, the Administrator may notify these persons that they should not trade in the Company's Securities, without disclosing the reason for the restriction. The existence of an event-specific trading restriction period or the closing of the Open Trading Window will be announced by the Administrator to persons designated by the Administrator. **<u>Even if the Administrator has not designated you a person who should not trade due to an event-specific restriction, you may not trade while aware of material nonpublic information.</u>** Exceptions will not be granted during an event-specific trading restriction period.

(d) Exceptions.

(i) The quarterly trading restrictions and event-driven trading restrictions do not apply to those transactions to which this Policy does not apply, as described above under the heading "Limited Exceptions," nor do they apply to an election to participate in an employer plan during an open enrollment period.

(ii) The Administrator in his or her discretion may approve other or further exceptions to these requirements on a case-by-case basis in extraordinary circumstances. Any request for an exception pursuant to this paragraph must be submitted in advance and in writing, and any approval must be in writing.

13. POST-TERMINATION TRANSACTIONS

This Policy continues to apply to transactions in Company Securities even after termination of service to the Company. If an individual is in possession of material nonpublic information when his or her service terminates, that individual may not trade in Company Securities until that information has become public or is no longer material. The pre-clearance procedures specified under the heading "Additional Procedures" above and applicable to directors and certain executives will continue to apply for a period of six months after a termination of service, in order to facilitate compliance with Section 16 of the Exchange Act.

14. CONSEQUENCES OF VIOLATIONS

The purchase or sale of securities while aware of material nonpublic information, or the disclosure of material nonpublic information to others who then trade in the Company's Securities, is prohibited by federal and state laws. Insider trading violations are pursued vigorously by the SEC, the U.S. Department of Justice and state enforcement authorities. Punishment for insider trading violations is severe and could include significant fines and imprisonment. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other "controlling persons" if they fail to take reasonable steps to prevent insider trading by company personnel.

In addition, an individual's failure to comply with this Policy may subject the individual to Company-imposed sanctions, up to and including termination of employment, whether or not the employee's failure to comply results in a violation of law. Needless to say, a violation of law, or even an SEC investigation that does not result in prosecution, can tarnish a person's reputation and irreparably damage a career.

15. REPORTING OF VIOLATIONS

Any person who violates this Policy or any federal or state law governing insider trading or tipping, or who knows of or reasonably suspects any such violation by another person, should report the matter immediately by following the procedures set forth in the Company's Code of Business Conduct and Ethics, as it may be amended from time to time. Employees are obligated to report suspected and actual violations of Company policy or the law. Doing so brings the concern into the open so that it can be resolved quickly and more serious harm can be prevented. Failure to do so could result in disciplinary action up to and including termination of employment.

If you encounter a situation or are considering a course of action and its appropriateness is unclear, do not hesitate to reach out the Administrator with any questions; even the appearance of impropriety can be very damaging and should be avoided, and the Administrator may be in the best position to provide helpful information or other resources.

16. CERTIFICATION

All persons subject to this Policy may be required to certify and re-certify, from time to time, their understanding of, and intent to comply with, this Policy.

17. AMENDMENT

This Policy may be amended by the Board of Directors or any committee or designee to which the Board of Directors delegates this authority.

The Administrator has the authority to make determinations under, and interpretations of, this Policy, as specified in this Policy under the heading "Administration of the Policy." In addition, the Administrator is authorized to approve amendments to this Policy that: (i) correct obvious errors (e.g., typographical or grammatical errors); (ii) are necessitated by changes in legal requirements; (iii) are necessary to clarify the meaning of this Policy; or (iv) are administrative in nature, such as the provisions of this Policy under the heading "Additional Procedures."

Amended: August [   ], 2021

Guidelines for Rule 10b5-1 Plans*

Rule 10b5-1 under the Exchange Act provides a defense from insider trading liability under Rule 10b-5. In order to be eligible to rely on this defense, a person subject to our Insider Trading Policy must enter into a Rule 10b5-l Plan for transactions in Company Securities (as defined in the Insider Trading Policy) that meets certain conditions specified in the Rule. If the plan meets the requirements of Rule 10b5-l, Company Securities may be purchased or sold without regard to certain insider trading restrictions. In general, a Rule 10b5-l Plan must be entered into at a time when the person entering into the plan is not aware of material nonpublic information. Once the plan is adopted, the person must not exercise any influence over the amount of securities to be traded, the price at which they are to be traded or the date of the trade. The plan must either specify the amount, pricing and timing of transactions in advance or delegate discretion on these matters to an independent third party.

As specified in the Company's Insider Trading Policy, a Rule 10b5-l Plan must be approved by the Administrator and meet the requirements of Rule 10b5-l and these guidelines. Any Rule 10b5-l Plan must be submitted for approval at least five business days prior to the entry into the Rule 10b5-l Plan. Once a 10b5-1 Plan is approved, no further pre-approval of transactions conducted pursuant to the plan will be required.

The following guidelines apply to all Rule 10b5-l Plans:

- You may not enter into, modify or terminate a trading program outside of an Open Trading Window or while in possession of material nonpublic information.

- All Rule 10b5-l Plans must have a duration of at least six months and no more than two years.

- If a Rule 10b5-l Plan is terminated, you must wait at least 30 days before trading outside of the Rule 10b5-l Plan.

- If a trading program is terminated, you must wait until the commencement of the next Open Trading Window before a new Rule 10b5-l Plan may be adopted.

- You may not commence sales under a trading program until at least 30 days following the date of establishment of a trading program. Any modification of a trading program must not take effect for at least 30 days from the date of modification.

- You may not enter into any transaction in Company Securities while the Rule 10b5-l Plan is in effect.

The approval or adoption of a Rule 10b5-l Plan in no way reduces or eliminates a person's obligations under Section 16 of the Exchange Act, including disclosure obligations and liability for short-swing profits. Persons subject to Section 16 of the Exchange Act should consult with their own counsel in implementing a Rule 10b5-l Plan.

Capitalized terms used but not defined herein have the meanings ascribed to them in the Sidus Space, Inc. Insider Trading Policy.

Request for Pre-Clearance*

For pre-clearance to transact in Company Securities.

Upon executing a transaction, directors, officers and employees must immediately notify the Company.

Transaction Vehicle (check one)
☐ Open Market Transaction
☐ Equity Compensation Plan
☐ Other (specify):

Transaction Initiated By (check one)
☐ Employee or immediate family member directly
☐ Court or government decree (e.g., divorce decree)
☐ Broker (provide name, firm, telephone and e-mail):

Type of Transaction (check one)
☐ Purchase or acquire common stock
☐ Sell or dispose of common stock
☐ Move Company Securities from one account to another (e.g., in or out of a trust)
☐ Dispose of fractional shares
☐ Pledge Company Securities for margin account, or otherwise
☐ Exercise options without subsequent sale
☐ Exercise options with subsequent sale (e.g., a "cashless exercise")
☐ Other (describe):

Transaction Detail (provide the following information)
Number of securities:
Estimated share price:
Contemplated execution date:
Date of your last "opposite way" transaction**:

Certification

I certify that I have fully disclosed the information requested in this form, I have read the Sidus Space, Inc. Insider Trading Policy, I am not in possession of material nonpublic information, and to the best of my knowledge and belief the proposed transaction will not violate the Sidus Space, Inc. Insider Trading Policy.

Signature: _____
Print
Name: _____
Date: _____

---

* *Capitalized terms used but not defined herein have the meanings ascribed to them in the Sidus Space, Inc. Insider Trading Policy.*

** *If a Section 16 insider buys and sells (or sells and buys) Company Securities within a six-month time frame and such transactions are not exempt under SEC rules, the two transactions can be "matched" for purposes of Section 16. The insider may be sued and will be strictly liable for any profits made, **regardless of whether the insider was in possession of material nonpublic information**.*

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of
Sidus Space, Inc.

We consent to the incorporation by reference in the Registration Statements on Form S-8 (File No. 333-263227 and 333-283528), Form S-1 (File No. 333-270850, 333-276288 and 333-282632) and Form S-3 (File No. 333-273430 and 333-294030) of our audit report dated March 31, 2025, with respect to the consolidated balance sheets of Sidus Space, Inc. as of December 31, 2024 and 2023, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the two-year period ended December 31, 2024, which appear in the Annual Report on Form 10-K for the year ended December 31, 2024.

Fruci & Associates II, PLLC

Fruci & Associates II, PLLC – PCAOB ID #05525
Spokane, Washington
March 31, 2025

Exhibit 31.1

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002**

I, Carol Craig, certify that:

(1) I have reviewed this Form 10-K of Sidus Space, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2025

By: */s/ Carol Craig*
Carol Craig
Chief Executive Officer
(Principal Executive Officer)

Exhibit 31.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Adarsh Parekh, certify that:

(1) I have reviewed this Form 10-K of Sidus Space, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

(4) The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

    (a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    (b) designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

    (c) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    (d) disclosed in this report any change in the Registrant's internal control over financial reporting that occurred during the Registrant's most recent fiscal quarter (the Registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the Registrant's internal control over financial reporting; and

(5) The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

    (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

    (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 31, 2025

By: */s/ Adarsh Parekh*
Adarsh Parekh
Chief Financial Officer
(Principal Financial and Accounting Officer)

Exhibit 32.1

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Sidus Space, Inc. (the "Company") on Form 10-K for the twelve month period ended December 31, 2024, as filed with the Securities and Exchange Commission on March 31, 2025 (the "Report"), I, Carol Craig, Chief Executive Officer of the Company, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for the periods presented in the Report.

Date: March 31, 2025

By: */s/ Carol Craig*
Carol Craig
Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be furnished to the Securities and Exchange Commission or its staff upon request.

Exhibit 32.2

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Sidus Space, Inc. (the "Company") on Form 10-K for the twelve month period ended December 31, 2024, as filed with the Securities and Exchange Commission on March 31, 2025 (the "Report"), I, Adarsh Parekh, Chief Financial Officer of the Company, certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

1. The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

2. The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company as of, and for the periods presented in the Report.

Date: March 31, 2025   By: */s/ Adarsh Parekh*
                                                                                    Adarsh Parekh
                                                                                    Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to the Company and will be furnished to the Securities and Exchange Commission or its staff upon request.